6/1



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME InBev

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 1 2005
THOMSON FINANCIAL

FILE NO. 82- 5759 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/1/05

Annual Report 2004

InBev


ANNO 1366
STELLA
ARTOIS


BRAHMA


REG.
TM.
BECK'S

Contents

Company Description

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois, Brahma, Beck's, Skol – the third-largest selling beer brand in the world – Leffe, Hoegaarden, Staropramen and Bass. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.InBev.com

Registered Trademarks

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF INBEV NV/SA OR ONE OF ITS AFFILIATED COMPANIES:

Global Flagship Brands:
Stella Artois, Brahma, Beck's

Global Soft Drink Brands:
Guaraná Antarctica

Global Specialty and Multi-Country Brands:
Hoegaarden, Leffe, Staropramen, Bass

Our other brands:

- Belle-Vue, Bergenbräu, Boomerang, C.T.S. Scotch, Ginder Ale, Horse Ale, Hougaerdse Das, Julius, Jupiler, Krüger, Loburg, Palten, Piedboeuf, Safir, Verboden Vrucht, Vieux Temps, Belgian Beer Café
- Skol, Brahma Chopp, Antarctica, Fratelli Vita, Bohemia, Sukita, Kronenbier, Caracu, Polar, Serramalte, Soda Limonada Antarctica, *Original*, *Liber*, *Bohemia Weiss*, *Bohemia Escura*, *Skol Beats*, Antarctica Cristal
- Astika, Burgasko, Kamenitza, Pleven, Slavena
- Alexander Keiths, Black Label, Blue Star, Boomerang, Club, Crystal, Jockey Club, Kokanee, Kootenay, John Labatt, Labatt, Labatt Wildcat, Lucky, Oland's, Old Mick's, Schooner, Sterling, Winchester
- Jinling, Yali, KK, K, Yizhou, Mingzhou, Putuoshan, Zi Zhu Lin, Ningbo, Double Deer, Jing Long Quan, Santai, Baisha, Red Shiliang, Lulansha, Xin Xian Dai, Yan Dang Shan, Kinlong
- Bozicno Pivo, Izzy, Ozujsko, Tomislav Pivo
- *Branik*, *Cesky Pivovar*, *D Pivo*, *Kelt*, *Mestan*, *Moravar*, *Ostravar*, Osto 6, Rallye, Velvet, Vratislav
- Beowulf, La Becasse, Lutèce, Moco, Preskil, Platzen, Sernia, Vega, Brussel's Café, Irish Corner, Au Bureau, Cave à Bières, Bars & Co, Giovanni Baresto
- Cluss, Diebels, Dimix, Dinkelacker, D-Pils, Franziskaner, Gilde, Haake-Beck, Haigerlocher, Hasseröder, Hemelinger, Issumer, Kloster, Lindener Spezial, Löwen Weisse, Löwenbräu, Lüttje Lagen, Mauritius, Sachsengold, Sanwald, Schwaben, Schwarzer Herzog, Sigel Kloster, Spaten, St Pauli Girl, Vitamalz, Wolters, Beck's Beerloft
- *Borsodi*, *Borostyan*, *Wundertal*, *Königsberg*, *Welsenburg*, Riesenbrau, Szent Imre, Reinberger
- Cafri, Cass, OB, Red Rock
- Diekirch, Mousel, Henri Funck
- Nik, Niksicko
- Atlas, Anchor Beer, Breda Royal, Classe Royale, Dommelsch, Dutch Gold, Het Elfde Gebod, Flying Dutchman, Hertog Jan, Jaeger, Magic Malt, Molenbier, Oranjeboom, Phoenix, Pirate, Royal Dutch Post Horn, Three Horses, Trio Stout, Weidmann
- Bergenbier, Hopfen König, Noroc
- Bagbier, Bavaria, Klinskoye, Nashe, Permskoye Gubernskoye, *Pikur*, *Piterskoye*, *Piyotr Velikiy*, *Rifey*, *Sibirskaya Korona*, *Tolstiak*, Viking, Volzhanin, Zolotoi Kovsh, Premier
- Jelen Pivo, Apa Cola, Apatinsko Pivo, Pils Light
- Chernigivske, Hetman, Rogan, Taller, Yantar,
- Barbican, Boddington's, Brewmaster, Campbell's, Castle Eden Ale, English Ale, Flowers, Fowlers Wee Heavy, Gold Label, Mackeson, Tennent's, Trophy, Whitbread
- Rock Green Light, Rolling Rock, Rock Bock

THE FOLLOWING BRAND IS A CO-OWNED REGISTERED TRADEMARK:
PerfectDraft is a registered trademark co-owned by InBev NV/SA and Koninklijke Philips Electronics NV

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF OUR PARTNERS:

Cerveceria Bucanero SA:
Bucanero, Cristal, Mayabe

Pivovarna Union:
Crni Baron, Premium Beer, Smile, Uni, Union, Culto, Multisola, Sola, Za, Zala

Damm SA:
Bock Damm, *Damm Bier*, *Damm Lemon*, *Estrella Damm*, *RK Damm*, Voll Damm, Xibeca Damm Classic

Zhujiang Beer Group Company:
Zhujiang, Zhujiang Fresh, Xuebao, Huaxin, Supra Beer

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS UNDER LICENSE:

- Absolut Cut is a registered trademark of V&S Vin & Sprit Aktiebolag (publ) Corporation Sweden
- Budweiser is a registered trademark of Anheuser-Busch, Incorporated
- *Gatorade is a registered trademark of Stokely-Van Camp Inc.*
- Lipton Ice Tea is a registered trademark of Unilever NV. It originates from a partnership between Thomas J. Lipton Co. and Pepsi-Cola
- Pepsi and 7UP are registered trademarks of Pepsico Inc.
- Miller is a registered trademark of Miller Brewing Co.
- Carlsberg is a registered trademark of Carlsberg A/S.

Key Figures[1]: Five-Year Review

Million euro, unless stated otherwise	2004	2003	2002	2001	2000
Net turnover	8,568	7,044	6,992	7,303	5,657
Normalized EBITDA	2,112	1,498	1,394	1,533	1,156
EBITDA	2,325	1,498	1,394	1,533	1,156
Normalized profit from operations	1,251	839	836	884	533
Profit from operations	1,310	839	728	884	533
Normalized net profit	621	505	467	537	271
Net profit from ordinary activities	719	505	467	537	271
Net profit	719	505	467	698	(964)
Normalized earnings per share before goodwill[2] (euro)	1.69	1.45	1.51	1.44	1.04
Earnings per share before goodwill[2] (euro)	1.95	1.45	1.51	1.44	1.04
Dividend per share (euro)	0.39	0.36	0.33	0.29	0.21
Pay out ratio (%)	31.2	30.8	26.2	25.8	33.1
Weighted average number of ordinary shares (million shares)	480	432	431	429	335
Fully diluted weighted average number of ordinary shares (million shares)	483	434	435	434	343
Share price high (euro)	29.1	23.2	34.5	37.5	38.1
Share price low (euro)	20.3	15.0	19.1	25.5	34.0
Year-end share price (euro)	28.5	21.2	22.5	30.75	37.12
Market capitalization	16,442	9,141	9,712	13,257	15,865
Normalized return on invested capital (%)	12.9	10.6	11.2	10.6	8.9
Return on invested capital (%)	14.5	10.6	10.2	10.6	8.9
Net CAPEX	725	595	510	488	425
Cash flow from operations	1,384	1,151	1,045	1,053	871
Cash interest coverage	7.5	7.6	6.8	5.4	2.8
Net financial debt	3,271	2,434	2,583	2,662	2.906
Debt/equity ratio	0.38	0.52	0.55	0.55	0.71

[1] Refer to Glossary.
[2] Adjusted for stock splits.

Volume[3] (in million hectoliters)

Year	Volume
2000	76
2001	97
2002	102
2003	120
2004	233.5

Net Turnover (in million euro)

Year	Net Turnover
2000	5,657
2001	7,303
2002	6,992
2003	7,044
2004	8,568

EBITDA (in million euro)

Year	EBITDA
2000	1,156
2001	1,533
2002	1,394
2003	1,498
2004	2,112

[3] As reported in the Guide to Our Business.

Letter to Shareholders



The coming together of Interbrew and AmBev to create InBev was an unprecedented event in the brewing industry, as well as the single-most significant event in the history of our company. Completed on August 27th, the combination brought together the world's third-largest brewer and the world's fifth-largest brewer. Interbrew, with sales in over 140 countries, had a ten-year track record of delivering one of the best compounded EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) growths in the industry, while AmBev had been one of the most profitable, with a 68.1% share of the Brazilian market at the end of 2004, and leadership positions in both beer and carbonated soft drinks throughout Central and South America.

InBev today is uniquely positioned to lead the industry and achieve superior performance, with strong brand positions in both fast-growing emerging markets and high-profit developed markets. Over the next ten years, value in the beer industry will be generated in different ways and in different areas and segments than it was during the past ten years. We are focused on capturing more than our fair share of this profit. With our number one or number two positions in more than 20 key markets, with our portfolio of some of the fastest-growing global brands, and with our expanding presence in other beverage segments and markets, we are poised to generate more value and growth than any competitor.

Our company's new name combines elements of both Interbrew and AmBev, and the red exclamation point in our new logo symbolizes the passion everyone in the company feels for connecting with consumers and winning. InBev is more than the sum of its parts, and with our people and brands our new corporate identity conveys the sense of excitement we have for the future.

InBev's transformation began back in 2003 when the senior management team committed to integrating what had historically been a decentralized brewer. Although EBITDA performance prior to this was excellent, much of it was driven by acquisition and pricing. In 2003, we charted a new course and implemented a new integrated strategy comprised of four pillars – a winning brand portfolio, winning at the point of connection, world-class efficiency, and targeted external growth – underpinned by innovation and enabled by culture, world-class people and superior financial discipline.

We also committed to becoming the most consumer-focused company in the beverage industry, consistently delivering superior, sustainable and profitable organic growth. We aligned to a new mission for the company: to create enduring bonds with consumers by providing the brands and experiences that bring people together. And now, following the combination with AmBev, we have defined a new vision for the company: to move from "Biggest to Best."

InBev

Our results in 2004 attest to these commitments. Our global brand portfolio is one of the fastest-growing of any major beer company. Stella Artois is now the fifth-largest international beer in the world and is distributed in over 80 countries. Beck's is the tenth-largest international brand and distributed in over 120 countries. Brahma is the latest addition to the Global Flagship Brand group and shows great potential worldwide. It is already distributed in seven countries across Central and South America and is the eighth-largest beer brand in the world.

Supporting our overall results were a number of major successes in individual markets. In Russia, we grew significant share for the second consecutive year. The brands, Sibirskaya Korona, Tolstiak and Klinskoye, led the growth, buoyed by Klinskoye Arriva, which contributed almost 900,000 hectoliters in its first year of launch. Underpinning the performance in Russia is a range of capabilities that we have been strengthening over the past two years, including a world-class management team, an innovation pipeline second to none, an exclusive sales and distribution network which is out-executing competition at the point of connection, and a national production and logistics network which has become *the* low-cost producer in the country.

We also experienced tremendous success in China where we seamlessly integrated twelve acquired breweries and six joint ventures, and helped drive an organic volume growth of 9.5%. We have put in place an excellent, seasoned management team and are rolling out our world-class commercial program. This program will train all our marketing, sales and distribution associates on how to develop a winning brand portfolio, and how to win at the point of connection.

In Brazil, AmBev continued to power ahead with its leading brands, Antarctica, Skol and Brahma. Each brand strengthened consumer loyalty and preference in 2004, leading to share growth of 5 points, to 68.1% in December. AmBev now spans nearly every country in South America and extends into key markets in Central America. It successfully launched operations in Guatemala, expanded into Ecuador and Peru, and in Venezuela grew more than 3 share points versus the prior year. Through the QUINSA (Quilmes Industrial S.A.) partnership the company is also the number one brewer in Argentina, Paraguay, Uruguay and Bolivia. Argentina captured the honor of being the first South American country to successfully launch Stella Artois, one of our three global brands – less than three months after the creation of InBev.

In Western Europe, we drove significant profit and value growth. We began our footprint rationalization, rolled out new operating-productivity and procurement-synergy programs, and made major progress in aligning retail relationships and investments with top retailers in the U.K., Belgium, The Netherlands, France and Germany. Beck's, in its home market, continued its momentum of the past two years with double-digit growth, despite the market being down 1.8%. Beck's national presence was further complemented with the addition of the Spaten portfolio, including Löwenbräu and Franziskaner weissbier in southern Germany.

In North America, our U.S. global premium portfolio continued to lead industry growth. Stella Artois' depletions again grew over 50%, Beck's depletions grew 5.2%, and we have seen the early signs for a turnaround of Bass, which was down only 5.7% versus 14.2% in 2003. We also concluded our relationship with FEMSA (Fomento Economico Mexicano SA de CV) in the U.S. and Mexico. We had partial ownership of this business for eight years and drove substantial growth for their Dos Equis, Tecate, and Sol brands, allowing us to realize excellent value at the time of disposal. Ending this relationship has allowed the creation of InBev USA, bringing together two excellent organizations, Beck's North America and Labatt USA. InBev USA gives us much more flexibility, and allows unencumbered focus on our proprietary premium brands in the growing premium imported segment.

Across the globe, volume grew organically 3.3% – more than double the growth rate of the beer industry. Volume in 2004 was particularly encouraging for a number of reasons: it cycled a 6.3% growth in 2003, and was delivered despite one of the wettest summers in Western Europe over the past 60 years; it was also achieved while improving value and mix, yielding an overall revenue increase of an incremental 1% on top of the volume growth; and by the fact that the 3.3% does not include the growth experienced by our businesses in China and in Central and South America, which we have included in scope for 2004. It is important to note that when the four months we owned AmBev are included in our full-year results, the 3.3% figure increases to 6.4%.


BRASIL
BRAHMA
BRAHMA

"We also committed to becoming the most consumer-focused company in the beverage industry"


BECK'S

"Across the globe, volume grew 3.3%, double the growth rate of the beer industry"

We grew or held share in the majority of our markets, with notable share increases in Bulgaria +2.4 points, China +4.4 points, Guatemala +15.5 points, Russia +1.1 points, Ukraine +1.2 points, the U.S.[1] +0.2 of a point and Venezuela +3.0 points. We lost share in South Korea because of PET capacity shortages on the Cass brand, coupled with softness of the OB brand in the on-trade; in Hungary, due to the introduction of low-priced German imported cans; and in Croatia, because of poor spring and summer weather, zero-tolerance drinking-and-driving legislation, and a drop in consumer spending on fast-moving consumer products.

We continued to improve our fixed-costs management. The fixed overhead cost base grew organically 1.5%, below the weighted inflation rate, and was in line with the metric of 1-1.5% for our world-class efficiency pillar. We discontinued operations in six breweries and announced the closure of three others. We drove procurement synergies around the globe for all direct and indirect purchases, and rolled out additional aggressive productivity benchmarking and plant-optimization strategies.

Going forward, we see the beer industry and the broader beverage industry as highly attractive. In the beer segment alone, we see profit-pool growth of near 10 billion euros over the next five years, but to be captured in different ways, areas, and segments than before.

There are potential risks to the profit pool from legislative impacts, retailer consolidation, and value brands, but we are confident that beer, as a beverage of moderation and as a choice for all types of legal drinking-age consumers, will be an excellent source of value creation in the short-, medium-, and long-term.

When we created InBev we stated that our aim was to be the best beer company in the world. To achieve 'best' and to sustain superior performance we have updated our values and leadership behaviors and have realigned our organization to focus on winning with sales and marketing at the local level. We put in place a new rewards system which enables superior compensation for superior results, and have cascaded a new target-setting process which will enable precision focus and execution. We are building a company where people make the difference, where we make things happen, where our consumers come first, and where InBev and our people lead the way.

As we embark on the journey from biggest to best, we will continue to focus on each of the four pillars in our strategy, making sure that the enablers of the strategy have the necessary funding and resources behind them. We have set the bar high for ourselves and are confident that we can achieve both our mission and our vision, and that consumers the world over will continue to solidify their enduring bonds with our winning brands.

Pierre Jean Everaert
Chairman of the Board

John F. Brock
Chief Executive Officer



[1] In markets or segments in which we compete.

Introducing AmBev


PEPSI

AmBev, the world's fifth-largest brewer with 68.1% of the Brazilian beer market (at the end of 2004), is present in thirteen markets and has leading positions in most Central and South American countries. It is one of the best-managed, most profitable brewers in the world, with industry-leading EBITDA margins greater than 37%.

The company is also the second-largest Brazilian producer of soft drinks, with a 16.9% share of this market. The soft drinks division independently formulates strategies and action plans, while leveraging the beer division's production, logistics and distribution systems.

With an annual consumption of 132 million hectoliters, Brazil is the world's third-largest market for carbonated soft drinks, behind only the U.S. and Mexico. Nevertheless, the Brazilian consumption per capita is just 75 liters of carbonated soft drinks a year, which means there is significant potential for both soft drinks and beer.

The company has the largest nonalcoholic brand portfolio in Brazil – 12 brands – encompassing soft drinks, bottled water, iced tea and isotonic drinks. The portfolio comprises category leaders such as Guaraná Antarctica and Gatorade, as well as prominent brands, Pepsi-Cola and Lipton Ice Tea.

AmBev has an unparalleled distribution system reaching over 1,000,000 points of sale. Brazil, home to AmBev and its core-business division, is the world's fourth-largest beer market.

The company's performance-driven culture runs deep throughout all levels of the organization and represents a unique competitive advantage. Senior management's active involvement in the recruiting process helps ensure that they hire individuals who will thrive in AmBev's environment. Outstanding employees are rewarded based on an aggressive, variable-compensation system, dependent on AmBev's achievement of performance targets. Top-performing employees participate in the Stock Ownership Plan, which ensures that return for shareholders is an absolute priority.

"Brazil is the world's third-largest market for carbonated soft drinks"


Guaraná
ANTARCTICA


ANTARCTICA


BRAHMA


SKOL



Guide to the Brands

GLOBAL FLAGSHIP BRANDS


STELLA ARTOIS
BECK'S

GLOBAL SOFT DRINK BRANDS


PEPSI
*

GLOBAL SPECIALTY AND
MULTI-COUNTRY BRANDS


Hoegaarden
Leffe
Bass
Staropramen


©Maps in Minutes™ (2005)

KEY



Countries where InBev has a subsidiary, joint-venture or minority shareholding



Countries where InBev has a license agreement



Countries where InBev beers are distributed

NORTH AMERICA


Blue
STERLING
*
Green Light
Blue Light

CENTRAL & SOUTH AMERICA


SKOL
Q
CARACU
Liber
* *
CRISTAL



ASIA PACIFIC


OB
Cass
FRESH
Cafri
**

WESTERN EUROPE


Jupiler
LITTLE
BODDIE
BITTER
Dommelsch
PILSENER
Diekirch
Diebels
Pilsener
*
SPATEN

CENTRAL EUROPE


Bergenbier
Noroc
BORSODI
SÖR
Ožujsko
Pivo
OSTRAVAR
1883
BRANÍK
EFES
*

EASTERN EUROPE


TALLER
Beer
ТОЛСТЯК
СИБИРСКАЯ КОРОНА

* Brewed under license

** Registered brands owned by our partners (see inside cover)

Guide to Our Business

	Volume all products 2004 (million hl)[1]	Market Position 2004	Market Share 2004[1]	Number of Beverage Plants as per 31 Dec 2004	Trading Names
Global	**233.5**	**No.1**			
North America	**21.7**				
Canada	9.4	No.2	41.9%	8	Labatt Brewing Company
Cuba	0.8	No.2	32.1%	1	Bucanero
U.S.A.	6.8	No.4[5]	9.6%[2]	1	InBev USA
Mexico[13]	4.7	-	-	-	FEMSA[10]
Central & South America	**105.5**				
Brazil - Beer	57.8	No.1	66.2%	23[15]	Cia Bebidas Brasileira
Brazil - Soft Drinks	19.1	No.2	16.9%	4	Cia Bebidas Brasileira
Dominican Republic[14]	1.5	No.1	60.3%	1	Embodom C.por A.
Guatemala	0.4	No.2	20.5%	1	Ind.del Atlântico S.A.
Ecuador	0.2	No.3	7.0%	1	Cervesur SA
Peru - Soft Drinks	2.4	No.2	14.7%	3	Cia Cerv.AmBev Peru SA
Venezuela	1.9	No.3	12.3%	1	CACN
Bolivia[11]	2.1	No.1	99.2%	4	Cia Boliviana National SA
Paraguay[11]	1.8	No.1	95.3%	1	Cia Paraguay SA
Uruguay[11]	0.9	No.1	98.1%	2	FNC SA
Argentina - Beer[11]	10.4	No.1	79.0%	6	Cia y Malteria Quilmes SAICA y G
Argentina - Soft Drinks[11]	6.5	No.2	18.7%	5	Cia y Malteria Quilmes SAICA y G
Chile[11]	0.4	No.3	11.4%	1	Cia Chile SA
Western Europe	**43.9**				
Belgium	6.4	No.1	56.3%	4	Interbrew Belgium
France	2.4	No.3	9.0%	0	Interbrew France
Luxembourg	0.2	No.1	42.4%	1	Brasseries de Luxembourg Mousel-Diekirch S.A.
Netherlands	2.6	No.2	15.4%	2	Interbrew Nederland
U.K.[3]	12.6	No.3	18.8%	4	Interbrew UK
Germany	14.2[4]	No.2	9.6%	9[16]	Interbrew Deutschland
Italy	1.0	No.4	6.0%	0	Interbrew Italia
Spain[12]	0.8	-	-	-	Damm[10]
Export/Licenses as handled by W-European affiliates	3.7	-	-	-	
Central & Eastern Europe	**34.6**				
Bosnia-Herzegovina	0.1	No.1	34.8%[17]	1	Uniline
Bulgaria	1.4	No.2	29.3%	3	Kamenitza
Croatia	1.6	No.1	44.6%	1	Zagrebacka Pivovara
Czech Republic	2.3	No.2	14.4%	3	Pivovary Staropramen
Hungary	2.3	No.1	30.1%	1	Borsodi Sorgyar
Serbia-Montenegro	3.1	No.1	47.2%	2	Trebjesa Apatin
Romania	2.2	No.3	15.3%	3	Interbrew Romania Interbrew Efes Brewery
Slovenia[10]	0.4	-	-	-	Union[10]
Russia	12.7	No.2	15.6%	8	SUN Interbrew
Ukraine	7.4	No.1	35.5%	3	SUN Interbrew
Export/Licenses as handled by C/E-European affiliates	1.2	-	-	-	
Asia Pacific	**25.6**				
China	18.1	No.3[7]	9.6%[7]	18	Interbrew China Zhujiang[10]
South Korea	7.5	No.2	41.0%	3	Oriental Brewery
Global Exports/Licenses[8]	**2.2**				

[1] Pro forma full 12-month volumes and shares.
[2] Within segment "Imported and Domestic Specialties." Excluding Mexican FEMSA-brands.
[3] Excludes Beck's U.K. volumes.
[4] Volume number includes soft drinks, 12 months of domestic Spaten-Franziskaner and 9 months of export/licenses Spaten-Franziskaner.
[5] Within segment "Imports."
[6] Registered brands owned by our partners.
[7] Zhujiang counted for 100%.
[8] Sales under responsibility of the central International department; including European volumes; including Beck's U.K.
[9] Brewed under license.

Global Brands	Main Local Brands
Beck's, Stella Artois, Hoegaarden, Leffe, Bass, Staropramen	Alexander Keith's, Boomerang, Budweiser[9], Kokanee, Labatt Blue, Blue Light, Labatt Sterling, Labatt Ice, Wildcat
Beck's	Bucanero[6], Bucanero Malta[6], Cristal[6], Mayabe[6]
Beck's, Stella Artois, Hoegaarden, Leffe, Bass, Staropramen	Belle Vue, Bohemia, Boddington's, Labatt Blue, Blue Light, Haake-Beck, Löwenbräu, *Rolling Rock, Rock Green Light, St.Pauli Girl*
Brahma	Antarctica, Bohemia, Caracu, Kronenbier, Polar, Serramalte, Skol
	Guaraná Antarctica, Pepsi[9]
	Pepsi[9]
Brahma	Brahva
Brahma	
	Concordia, Pepsi[9], Triple Kola
Brahma	
	Ducal[6], Pacena[6], Taquina[6]
Brahma	Baviera[6], Ouro Fino[6], Pilsen[6]
	Nortena[6], Patricia[6], Pilsen[6]
Brahma, Stella Artois	Andes[6], Iguano[6], Norte[6], Quilmes[6], Quilmes Cristal[6]
	7UP[9], Pepsi[9]
	Baltica[6], Becker[6]
Beck's, Stella Artois, Hoegaarden, Leffe, Bass	Belle Vue, Jupiler
Beck's, Stella Artois, Hoegaarden, Leffe, Bass	Boomerang, La Bécasse, Loburg
Beck's, Stella Artois, Hoegaarden, Leffe	Belle Vue, Diekirch, Jupiler, Mousel
Beck's, Stella Artois, Hoegaarden, Leffe	*Dommelsch, Jupiler, Hertog Jan, Oranjeboom*
Beck's, Stella Artois, Hoegaarden, Leffe, Bass, Staropramen	Boddington's, Castlemaine XXXX[9], Labatt, Murphy's[9], Oranjeboom, Rolling Rock, Tennent's
Beck's, Stella Artois, Hoegaarden, Staropramen	Diebels Alt, Diebels Light, Dimix, Franziskaner, Gilde, Haake-Beck, Hasseröder, Lindener, Löwenbräu, Schwarzer Herzog, Spaten, Wolters
Beck's, Stella Artois, Hoegaarden, Leffe, Bass, Staropramen	Tennent's Super
	Estrella Damm[6], Xibeca Damm Classic[6]
Beck's, Stella Artois	Bergenbrau, Ozujsko
Beck's, Stella Artois, Hoegaarden, Leffe	Astika, Burgasko, Kamenitza, Pleven, Slavena
Beck's, Stella Artois, Hoegaarden, Leffe	Izzy, Ozujsko
Beck's, Stella Artois, Hoegaarden, Leffe, Staropramen	Branik, Kelt, Mestan, Ostravar, Rallye, Vratislav, Velvet
Beck's, Stella Artois, Hoegaarden, Leffe, Staropramen	*Borostyan, Borsodi Barna, Borodi Bivaly, Borsodi Polo, Borsodi Sör, Holsten*[9]
Beck's, Stella Artois, Hoegaarden, Leffe, Bass, Staropramen	Jelen, Nik Cool, Nik Gold, Niksicko Pivo, Niksicko Tamno
Beck's, Stella Artois, Hoegaarden, Leffe	Bergenbier, Caraiman[9], Efes[9], Hopfen König, Noroc
	Fructal[6], Union[6]
Beck's, Stella Artois, Hoegaarden, Leffe, Staropramen	Bag Beer, Klinkskoe, Pikur, Premier, Rifey, Sibirskaya Korona, Tolstiak, Volzhanin
Beck's, Stella Artois, Hoegaarden, Leffe, Staropramen, Bass	Chernigivske, Rogan, Taller, Yantar
Beck's	Baisha, Double Deer, Jinling Yali, Jinlongquan, KK, Lulansha, Santai, Shiliang Zhujiang[6], Supra[6], Zhujiang Fresh[6]
Beck's, Stella Artois, Leffe	Budweiser[9], Cass, Cafri, OB
Beck's, Stella Artois, Hoegaarden, Leffe, Bass, Staropramen	

[10] Minority stake.
[11] *QUINSA (Quilmes Industrial S.A.) affiliates; pro rata* consolidated into the Financial Part of this Annual Report.
[12] The direct sales of InBev's brands are included in "Global Exports."
[13] InBev sold its 30% stake in Femsa Cerveza on August 31, 2004; reported volume number refers to 8 months.
[14] Actual business concerns soft drinks; brewery is under construction.
[15] Brazil: 12 pure breweries and 11 mixed plants.
[16] Germany: includes 1 soft drinks plant.
[17] Includes imports from Apatin, Serbia and Trebjesa, Montenegro.


STELLA
ARTOIS
BRAHMA

2004 Drivers of Success


BECK


REG. TM.
BECK'S

2004 Drivers of Success



In 2004, organic volumes grew 3.3%, revenues grew 4.3%, organic EBITDA grew 8.9%, and organic EBIT grew 11.5%, surpassing the overall performance of nearly every competitor in the industry. When we include results from the four months we owned AmBev, our organic volume growth was 6.4%.

We have a clear vision on where value is created in the industry, how to connect with consumers, and where the business is going. Implementation of our strategy, pillars and enablers is yielding superior results, and we plan on continuing the same strategy with even greater clarity, focus, and execution in 2005 and beyond.

The combination with AmBev has been a catalyst to accelerate the implementation of this integrated strategy. By bringing these two companies together, we have been able to accelerate our productivity and commercial programs. This has resulted in numerous new synergies. We have aligned to a new results-oriented business culture with even greater performance metrics and results-driven compensation. Our strategic framework, however, remains the same.

InBev has gone from being a collection of independent, local units to being an integrated, focused and high-performance company. Brand and country investment-allocation choices are now made at a group level, enabling optimum focus and resource-targeting behind our top priorities and opportunities.

WINNING BRAND PORTFOLIO

In 2003, we saw the first results from this pillar: organic volume growth well ahead of the industry. This continued throughout 2004. This growth was the result of both the growth of our global brands, as well as that of the local premium and core brands.

Our brands are the foundation of this company, the cornerstone of our relationships with consumers, and the key to our long-term success. Our most important assets are our portfolio of brands and their enduring bonds with consumers, our partnerships with customers, and our people. We invest in our brands to create a long-term, sustainable, competitive advantage by meeting the beverage needs of consumers around the world, and by developing leading brand positions in every market where we are present.

In 2004, we grew or maintained share in the majority of our markets. We made significant progress in determining the winning combinations of brands in the countries where we operate, and in reallocating resources to support them. In the past, decisions were made on a country level. Now decisions are made at the group level: which brand/country combinations are best, and which ones should be funded, accelerated or reduced. For the first time, we have a global country-and-brand portfolio strategy, and an integrated and aligned resource-allocation apparatus – a transformational change for InBev.


SKOL
A CERVEJA QUE DESCE REDONDO



"InBev brews Beck's according to the Reinheitsgebot – the German Purity Law adopted in 1516 – to maintain the authenticity of the brand"

Global Flagship Brands

We have continued to drive superior growth of all our global brands this year, employing a clear strategic framework to increase the number of countries where the global flagship brands, Stella Artois and Beck's, are sold. In an industry which grew less than 2%, their combined performance in 2004 was again excellent, growing collectively by almost 5%.

This performance was achieved by launching the brands in many new markets, and by using the launches as an opportunity to put our innovation skills behind them. Beck's was launched in Russia, Ukraine and Bulgaria, selling over 100,000 hectoliters in the latter, while in China, Beck's was launched in May, and its volumes have doubled every month since.

Beck's grew more than 10% in virtually all markets where we manage it, doing particularly well in Germany, where the brand grew 11.2% in a market which declined 1.8%. Total Beck's volumes in Europe were up 13.2% as a whole. We are now brewing Beck's locally in Russia, Romania, Bulgaria, Ukraine and Hungary, and will soon be brewing it in other markets in South America, Europe, and Asia Pacific. In all these countries InBev brews Beck's according to the Reinheitsgebot – the German Purity Law adopted in 1516 – to maintain the authenticity of the brand.

In the U.S., Beck's depletions grew particularly well at 5.2%. Prior to the acquisition of Beck's in 2002, the brand in the U.S. had experienced share decline for over 10 years. Now, less than two years later, Beck's has rebounded, supported by a new, fully-integrated global sales and marketing campaign. Beck's also performed well throughout Central and Eastern Europe, with an exceptional performance in Romania, where in two years sales went from zero to over 200,000 hectoliters.

Stella Artois also continued its impressive global growth, especially in Canada and the U.S., where depletions of the brand grew by more than 50%. Stella Artois remains one of the hottest brands in the key North American cities where it is marketed. In the U.K., Stella Artois' value share grew, despite volume declining slightly. Within this context, brand health and loyalty continued to improve, as did profitability for both ourselves and our retail partners. Stella Artois was marketed with new, compelling global advertising, a new, premium, embossed bottle, and new, globally harmonized packaging, which enabled growth and increased price premiums worldwide. As part of the new expansion with AmBev, the brand was successfully launched in Argentina. It was also expanded to nine new markets around the world.


REG.
TM.
BECK'S
PRODUCT OF
GERMANY
BREWED UNDER THE

Beck's grew more than

10%

in virtually all markets where we manage it

2004 Drivers of Success

"As Brazil's second-largest brand, Brahma saw its market share rise to 19.8%"

In Asia Pacific, the global brands, led by the tandem of Beck's and Stella Artois, performed very well, as their consolidated volumes reached over 500,000 hectoliters in numerous markets spanning from Australia to South Korea. Beck's, a brand with strength of character and authenticity, and Stella Artois, the beer of supreme worth and quality, are meeting different needs for different consumers and together are leading to a higher combined share of the growing premium beer segment.

Brahma, our third global flagship brand, is the most traditional beer brand in Brazil. Launched in 1888, it has held a very strong position in the market throughout its entire history, and today it is the eighth-largest selling beer brand in the world. In 2004, Brahma had an exceptionally strong performance, as AmBev responded to a competitor's aggressive campaign with effective communication to improve the brand's image and market indicators.

As Brazil's second-largest brand, Brahma saw its market share rise to 19.8%. Brahma's marketing campaigns increased brand preference, won repeated recognition in the advertising world, and excelled throughout other markets in Central and South America as AmBev's lead brand. In addition, Liber was launched, a nonalcoholic brand extension of Brahma, further extending Brahma's affinity with Brazilian consumers.

Global Specialty and Multi-Country Brands

The rollout and accelerated growth rates of the global specialty brands, Leffe and Hoegaarden, continued in 2004. A common initiative in many countries – Russia, the U.K. and France, in particular – has been to extend the brands' distribution and increase the support. Leffe continued its rapid growth in the U.K., up 41%, enjoying increasing media support with a new advertising campaign. Leffe grew 5% in the BeNeFraLux region (Belgium, The Netherlands, France and Luxembourg), and at double-digit rates in Italy, Canada and the U.S.

The Bass brand was another success story, thanks to dedicated support from InBev USA and to a refocusing on the brand's core values – its legendary status which challenges consumers to "reach for greatness." New distribution in major national on-trade accounts and an excellent rate of sales improvement drove growth during the second half of the year. Staropramen, our other multi-country brand, sold close to 600,000 hectoliters in markets outside its home country – the Czech Republic. It is also the number one beer in Prague.

The brand's international volumes grew by more than 21% versus 2003, performing particularly well in the U.K., up 24.9%, and in Russia, up 52.4%.

Leffe

+41%

growth in the U.K.


Leffe



Local Premium and Core Lager Brands

Although global brands represent significant profit and growth around the world, local premium and core brands are still our largest scale component, and will be for the foreseeable future. Based on this, we have identified those geographies with winnable local premium and core lager positions where we will invest heavily to drive growth.

Brazil is one of those core-brand investment countries. Here, the Skol brand holds a strong leadership position. It is the third-largest selling beer brand in the world, and has held a greater than 30% local market-share for the past four years. Its slogan, "The beer that goes down round," is now incorporated into everyday language. The brand's event and sponsorship platform encompasses all types of music and formats and has helped transform small, isolated fads into strong national trends. Innovation is also at the brand's core. Skol led all major launches in the Brazilian beer market and is credited with introducing many packaging "firsts" in Brazil, including cans, longneck bottles, big-neck bottles, and Skol Beats.

In 2004, Skol improved its competitive position nationally by strengthening its presence regionally – connecting with different consumer passions in different regions throughout Brazil. As a result, the brand again grew market share, reaching 31.6%. Antarctica captured the third-highest market share in Brazil in 2004, giving AmBev the first-, second- and third-largest brands in the country within its portfolio. Antarctica had a stellar year in 2004, leveraging its "Official drinkers of Antarctica" campaign and challenging consumers to choose the "The Good One – Antarctica." Market share in 2004 increased to 14.8%.

In Canada, our premium portfolio is also leading the way, growing at twice the rate of the category. Alexander Keith's, which grew at 9.3%, and Kokanee both showed very strong results. Although the core-lager segment declined, Budweiser bucked the trend and continued its track record of consistent growth, with a 2.4% increase versus the prior year.

In Central and Eastern Europe, core brands had excellent volume and share growth in virtually all markets. In Russia, Sibirskaya Korona and Klinskoye continued to work in tandem to grow share at the expense of competitors. Both represent some of the most preferred brands throughout the country. In February, we introduced a new line extension, Klinskoye Arriva, planning to sell 100,000 hectoliters for the year; we ended up selling more than 100,000 hectoliters *a month.* This is another example of how innovation is helping to drive sales in many of our markets.

"In Central and Eastern Europe, core brands had excellent volume and share growth"


ВЕСЕЛЬЕ В СТИЛЕ
"ЛАТИНО"



2004 Drivers of Success

In Ukraine, which is a potential high-growth market for InBev, Chernigivske became the market leader in November and experienced a growth of 33.5% versus the prior year. The brand has tripled in size over the past three years and is one of InBev's fastest-growing brands. Kamenitza, in Bulgaria, also performed particularly well, supporting share growth in that market. Hungary was one of our biggest challenges of the group in 2004, where the influx of low-priced cans from Germany resulted in a share loss of three tenths of a point.

In Western European markets, Jupiler was again a perennial standout. The brand grew share to 51% in retail, and has begun to penetrate neighboring markets. Boddingtons, in the U.K., was also a notable success story, showing strong growth behind more focused marketing and sales execution.

Core brands helped drive growth in Asia Pacific. In South Korea, Cass continued to accelerate, growing 6.5% versus the prior year in a flat market. Cass and OB teamed up well, especially at retail, where the relaunch efforts of OB grew share in the off-trade after 10 years of decline. Even with these initiatives, share was under pressure and was down versus the previous year.

In China, virtually all of our core brands excelled, notably Baisha, Double Deer, Shiliang and KK, which led the pack with growth of 37.3% versus 2003.

Global Soft Drink Brands

Guaraná Antarctica, a unique beverage in the world of soft drinks, was first produced in Brazil in 1921 and is unique in its flavor and Brazilian authenticity. Today, it is the number two soft drink brand in the country, the flavor-segment leader, and represents more than half of AmBev's 16.9% market share. The brand is produced from the guaraná fruit, which is cultivated using environmental-friendly practices at the Santa Helena plantation in the Maués region of the Amazon rainforest.

The Pepsi brand in Brazil is also experiencing positive growth, thanks to a strong innovation strategy. Pepsi Twist was launched in 2002 and generated total Pepsi brand market-share growth of 3.1%, from 9% of the cola segment in 2002 to 12.1% in 2004.

Another new initiative was the launch of Pepsi X. This product has an energy lift targeted at teenagers in nightlife occasions, and it is helping drive the Pepsi brand's modern image in the south of the country.

In 2004, Brazil was the first country to launch the new PET bottle shape developed by Pepsi, with a better-to-grab format, considered by consumers the most modern packaging shape in the industry. The new pack was implemented across the total line of Pepsi and AmBev's 2-liter products, and was responsible for a strong performance in the peak season of 2004.


Guaraná
ANTARCTICA

"In Ukraine, Chernigivske became the market leader in November and is one of InBev's fastest-growing brands"

WINNING AT THE POINT OF CONNECTION

Winning at the point of connection focuses on the moment when, and the place where, consumers ultimately choose to purchase or consume our brands. This focus entails building sales and merchandising capabilities, achieving preferred supplier partnerships with customers, and using occasion-based marketing by channel. It is at this critical juncture where we want our efforts to culminate in the right brand choice and a memorable consumer experience. A good example of this is our Belgian Beer Cafés, three of which were launched in 2004.

We have been improving the skills of everyone who is involved at the point of connection, particularly in marketing and sales, as well as focusing on consumer insights and developing sales programs around those insights.

Route to Market

The development of our Global Field Sales Force Academy has been a key ingredient in the improvement of the route to market. The Academy ensures a standardized approach to training, and teaches participants the optimum way to make sales calls. Over 5000 members of our sales force have gone through the program and there are now dedicated sales trainers in nearly every country to support the rollout of the Academy.

One major initiative in 2004 was what we called, "More seen, more cold, more sold." The thrust of the campaign was focused on putting many new coolers in place, as there is a direct correlation between "cooler share" and volume share. By accelerating and extending the penetration of coolers, which provide incremental sales, particularly in summer months, we effectively impacted the bottom line.

Our route-to-market distribution model changed in 2004 and we have now determined where we want direct distribution, third-party distribution or hybrid models, in order to optimize profitability and to fully meet consumer and customer needs. Market-by-market studies were undertaken to enhance the quality of our distributors, and the rollout of the distribution-excellence program continued in Italy and key Central European markets.

In Russia, we increased the number of dedicated sales agents who are employed by our distributors, which means that these wholesalers are exclusively focused on our brands. In some other European markets we have chosen to build our own direct distribution or exclusive wholesaler networks. These networks can be linked into a national system in each country, increasing our distribution productivity once they reach critical mass. In China, a route-to-market plan for three provinces was developed and will be rolled out in 2005.

The new InBev organization has reinforced a Zone and Business Unit structure which will help us stay closer to our customers and consumers and will ensure increased market focus. The keys to success will be our ability to secure and customize routes to market; to continuously develop our customer relationships; to lead the industry in occasion-based marketing and merchandising; and to achieve flawless execution at every point of connection.






YALI BEER

WORLD-CLASS EFFICIENCY
World-class efficiency entails, among other things, optimizing our network of breweries. This process of streamlining our industrial and logistics operations is ongoing, and as trade barriers are reduced around the world we are taking the opportunity to revisit our supply-chain strategy and our procurement practices. We are taking advantage of potential production and distribution efficiencies, leading to a more integrated business.

In 2003, we announced the closure of the Breda brewery in The Netherlands. In 2004, we announced the closure of three additional breweries: one in Belfast, Northern Ireland; one in Manchester, England; and one in New Westminster, Canada. In China, we discontinued operations at six breweries, one near Nanjing and five in the province of Hubei. At the same time, our 12 newly acquired Chinese breweries have integrated well into the existing network, contributing to an additional 12 million hectoliters of volume in 2004.

All these actions represent steps to optimize installed capacity and to optimize capital expenditure. There is now a world-wide plant-optimization program in place which has begun to effect a step-change in plant performance. We made real progress in our first two pilots, Montreal and Leuven, which demonstrated just how effective the program is. The third pilot selected for immediate plant-optimization is the Klin brewery in Russia, and a global rollout is foreseen for all other plants in the coming two years.

AmBev's experience with similar optimization programs has helped shape the project and boost the worldwide implementation. The goal is to create top-performing breweries which focus on efficient execution; and which will be supported by more centralized service organizations, delivering technological, engineering, compliance and logistics support.

Procurement
Throughout 2004 our Procurement focus has increasingly been on those areas of expenditure where world-class purchasing activities have not traditionally been applied, and where many additional opportunities still exist.

Working in close cooperation with key internal business users, Procurement is addressing the rates we pay for items such as media, consultants, business travel, couriers, sea freight, workers uniforms, refrigerators, print, drinking glasses and information technology.

For example, InBev has reduced the number of media agencies we work with from eleven to two, has reallocated our commercial spend to get a much bigger return on our investment, and has made major changes to our global sponsorship program. These initiatives have greatly reduced costs versus 2003 in what are non-traditional categories for the Procurement function.

The application of our global leverage and world-class purchasing practices in countries such as Russia, Ukraine, South Korea, and Serbia has yielded substantial benefits, as it has in China, where central purchasing for malt and hops was implemented. In Europe, Procurement was pulled together into a single reporting structure, and in high-growth countries we continue to rigorously tender our investments on new capital equipment.

InBev has not been immune to the global pricing pressure on materials, which is being driven by rising metal and oil prices, as well as below-average size harvests for key agricultural materials in some countries. The application of value-engineering initiatives, the innovative use of e-auction technology and the development – as well as the successful implementation – of new suppliers located in low-cost countries have all helped to mitigate this upward pressure on pricing. These new initiatives have resulted in cost reduction on packaging materials versus 2003, and although the overall raw material cost-base increased compared to 2003, these increases were less than we budgeted, and were at levels below inflation.

12 million

additional hectoliters in 2004 in China



Truly leveraging our global scale to drive maximum savings in expenditure on bought-in goods and services will continue to be a major focus for InBev in the future. 2004 has been a good step on that path, and sets us up well to deliver the synergies in Procurement which will flow from the integration of Interbrew and AmBev.

Increased capacity utilization has been enabled by improved supply-chain planning and scheduling. This is supported by the first scheduling implementation in Scotland, completed at our Wellpark brewery in 2004, which will be rolled out to other sites in Western Europe in 2005. In Wellpark, we implemented a new brewery-scheduling process which is linked to our central planning organization.

There was a stronger focus in 2004 on quality "beyond the brewery gates." The Quality @ Heart Program in the U.K. is an excellent example of creating awareness for consumers in the area of production, and in linking technical improvements in the breweries to increased product quality perceivable by the consumer. A similar program has been rolled out by AmBev, which focuses on technical improvements, but also takes into account remedial actions at the warehouse level and in distribution.

A global program has been set up to benchmark the Standard Operating Procedures used in the different Zones, and to then roll out those which are best-in-class. This will result in a continuous upgrading of quality and efficiency performances.

On the way to our targets for 2007 we will improve our business performance by taking full advantage of our scale. We will utilize specialists and consolidate our knowledge by centralizing the development of operating processes, practices and standards.

TARGETED EXTERNAL GROWTH

Overall, this has been a milestone year for InBev in terms of external growth.

The AmBev combination was the major area of focus during the first eight months of the year, and the transaction which led to the creation of InBev reached its successful completion on August 27th.

The unwinding of the Labatt USA partnership with FEMSA and the buyback of the shares held by the SUN Group in Sun Interbrew also represent major steps forward. They secure InBev's full control over the development of our business in strategically important markets: the U.S., Russia and Ukraine.

In China, we have significantly reinforced our existing business in the critically important province of Zhejiang, by acquiring 70% of the shares of the Shiliang brewery. As a result of this transaction, our market share in the province reached 50%, positioning InBev for even better organic growth.

We also acquired the remaining 50% of Lion Group. The two transactions have allowed InBev to become the third-largest brewing group in China, with leading positions concentrated in Zhejiang, Guangdong (through our 24%-stake partnership with Zhujiang Brewery Group), Hubei, Hunan and Jiangsu. These provinces offer some of the best prospects for profitable organic growth, consistent with the strategy pursued in China since 2001.

Throughout the year we have been active delivering the completion of transactions previously announced in China and Germany, in addition to the AmBev, FEMSA and SUN transactions.

Substantial work has been put into integrating the newly acquired businesses. The creation of InBev has led to intense work in converging the organizations, business practices and teams of AmBev and Interbrew. The merger of Beck's North America and Labatt USA was also implemented, following the FEMSA deal, and both Apatin (the market leader in Serbia) and Spaten (which brings us the Franziskaner brand and gives our German operations a leading presence in the growing wheat-beer segment) have been integrated in their respective Central European and German organizations.

"On the way to our targets for 2007 we will improve our business performance by taking full advantage of our scale"



2004 Drivers of Success

Going forward, InBev's external growth effort will be one of the four pillars which will support our ambition to become the best global brewing group. We will continue to strive on delivering value-creating transactions in a disciplined and targeted way. To that end, we will focus on three areas: strengthening existing positions in markets where additional scope exists to further or reach leadership; optimizing capital employed and fostering operational focus by divesting businesses which do not fit our core strategy; and developing in new, attractive markets in a selective way.

External growth is not an end in itself. Rather, we conceive of external growth as one among several means to realize our ambitions, and as a way to accelerate organic growth. We are convinced that the success of future transactions will be measured by their contribution to our overriding ambition: to outpace our industry's growth and profitability. We are committed to making sure that we deliver on this.

Calendar of Transactions

January 7, 2004 – InBev announces that following the exercise of a put option, it gains control of Hops Cooperatieve U.A. ("Hops"). Hops holds 44.16% of the shares of Oriental Brewery. This transaction confirms InBev's commitment in South Korea to Oriental Brewery.

March 3, 2004 - Interbrew and AmBev decide to combine forces, creating InBev, which will have an unparalleled global platform, capturing leadership positions in many of the world's most attractive markets.

May 24, 2004 - InBev and FEMSA announce the unwinding of their U.S. and Mexican cross-shareholdings, as well as the reassignment of the distribution rights held by the parties' U.S. joint-venture to the U.S. subsidiary of the Mexican brewer.

June 21, 2004 - InBev announces that it has acquired a 70% controlling interest in Zhejiang Shiliang Brewery Company Ltd., located in the Yangtze Delta. This transaction strengthens InBev's number one position in Zhejiang Province where, pursuant to this transaction, the company will have a market share of close to 50%.

August 12, 2004 – InBev and SUN Trade (International) Ltd. ("SUN Trade"), the controlling shareholders of SUN Interbrew Ltd. ("SUN Interbrew") announce that they have reached an agreement whereby InBev will acquire SUN Trade's voting and economic interests in SUN Interbrew.

August 27, 2004 - Interbrew and AmBev close the transaction announced on March 3, 2004, to combine Interbrew and AmBev, creating InBev, the world's premier brewer.

September 20, 2004 - InBev acquires the remaining 50% of Lion Group's beer business in China. This transaction positions the group as the third-largest brewer in China, with 30 million hectoliters of capacity produced by 18 breweries, and present in 6 major provinces: Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong.

October 1, 2004 - The strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), which combines Spaten's beer business with Interbrew Deutschland, closes. The partnership with Spaten makes InBev's affiliate the number two brewer in Germany's domestic market, holding an 9.6% market share.

November 8, 2004 - InBev announces that it is acquiring the remaining 45% interest in Hunan Debier Brewery Company Co. Ltd., located in Hunan province, China. This transaction is part of InBev's ongoing integration process of the Lion Group Breweries, which it acquired earlier in the year.

December 31, 2004 - InBev reaches an agreement with Alfa-Eco, whereby InBev will acquire all of Alfa-Eco's holding of voting and non-voting shares in SUN Interbrew Ltd. On completion of this and the previously announced transaction with SUN Trade (International) Ltd., and taking into consideration market purchases, InBev will own a 98.5% economic interest in SUN Interbrew.


AmBev
Interbrew

Marcel Telles and John Brock express their commitment to the creation of InBev – the coming together of Interbrew and AmBev on March 3, 2004.

"The Belgian Food Industry Federation awarded first prize to the Stella Artois and Jupiler PET bottle at the Fine Food Awards 2004"

INNOVATION

Innovation continues to play an important role for both global and local brands. The portfolio of PET packaging reached a global figure of 2.3 million hectoliters in 2004, a growth of more than 75% versus 2003, and our Innovation team continued improving our barrier-enhanced mono-layer PET technology. In Belgium, for example, Fevia, the Belgian Food Industry Federation, awarded first prize to the Stella Artois and Jupiler PET bottle at the Fine Food Awards 2004.

PET was launched in a number of Central and Eastern European countries, including Hungary, Croatia, Czech Republic, Bosnia-Herzegovina, Serbia and Montenegro. Its role was expanded in Belgium and the U.K., and in South Korea, Q Pack® built on its success in 2003.

In Russia, Sibirskaya Korona Georgievskoe was launched in the 50-centiliter Pivopack® bottle in February. Other examples of innovation in Russia include the launch of Klinskoye Arriva and Tolstiak Grechishnoe, which is brewed with buckwheat. Innovation in this market is largely responsible for the significant volume growth of our portfolio of brands. In Ukraine, Chernigivske Fitness beer was launched, which contains a vitamin complex.

We rolled out aluminum bottles in 2004, including the premium aluminum bottle for Beck's, launched in Belgium and Croatia. Stella Artois is also now available in aluminum bottles, expanding the brand's presence and image among core-brand consumers in targeted, high-end markets. In Germany, Hasseröder's 500-milliliter slim can – whose unique shape allows its returnability – was launched.

The end of the year also saw the launch of PerfectDraft in Belgium and Luxembourg, in partnership with Philips. This is an exciting new system which combines a high-quality appliance and consumer-preferred beer brands in light metal kegs, delivering the great taste of draught beer in the comfort of one's own home. Also in Belgium, the strengthening of Jupiler's brand identity was achieved through the introduction of cans with colorful offset printing.

There was continued success for the innovative, low-carb brands, Rock Green Light in the U.S., and Labatt Sterling in Canada. In France, the Leffe 3-liter "celebration" glass bottle hit the shelves, sporting a full-shrink sleeve; the bottle was targeted specifically for special events.

In the U.S., InBev USA announced the launch of a new member of the Beck's family, Beck's Premier Light. This is a heavyweight champion when it comes to taste, but a featherweight in terms of calories. With just 64 calories under its belt, Beck's Premier Light has the fewest calories of any beer in the U.S. market, and only 3.9 grams of carbohydrates.

"PerfectDraft is an exciting new system which combines a high-quality appliance and consumer-preferred beer brands in light metal kegs"


Jupiler

The brand started shipping in January 2005, with a full national rollout in March. In the U.S., light and low-carb offerings continue to drive the beer-category growth into positive figures.

Overall, innovation is supporting the rollout of global specialty brands, Leffe and Hoegaarden. Since August 2004, Leffe has deepened its connection with consumers by launching an innovative print campaign, "Savour Life. Savour Leffe." It is running in four countries and highlights "the unique nature of the Leffe drinking occasion," as seven pub stories capture the intimacy and meaning which unfold through a chalice of Leffe.

PEOPLE

InBev changed the name of its Human Resources department in 2004 to the People department. This change is more than symbolic. It underlines the fact that people really are our most important asset, and that the company thinks of its employees not only as a resource, but also as individuals, with different needs, wants, skills and potential.

The Insight Map program, an awareness-building, interactive, communication tool developed specifically to support the company's four-pillar strategy, was rolled out across all geographies, reaching each and every employee who works for InBev.

We have introduced several systems to help us achieve our vision of being not just the biggest, but the best, including our target-setting process, which will ensure that we are all focused on the critical factors which will drive the company's success. Since we are going after aggressive financial targets, we have introduced a new performance/compensation system. This system will closely link compensation with the successful completion of both company and individual targets.

We have undertaken several excellent initiatives, including the Global Leadership Program and Insead-Wharton, to train our most senior managers. We are also developing a program for middle-managers, and based on its success are launching a Global Training Program for university graduates who join the company. Our objective is to have the majority of top leaders in our organization recruited from within the company.



CULTURE

InBev's mission – what we stand for – is to create enduring bonds with consumers by providing the brands and experiences that bring people together.

Our vision – what we want to achieve – is to reach our "impossible dream": bringing two outstanding companies together to create the best organization in the industry – going from biggest to best.

We are proud to say that a new culture – how we achieve our mission and vision – is already emerging, and will continue to expand, as more than 77,000 employees work together in ways consistent with our four values:

Our consumers come first

That our consumers come first continues to be the focal point of our values. Consumers remain at the heart of everything we do, and we will partner with our customers to ensure that we meet this primary commitment. We continue to look for innovative opportunities and will act on them decisively. We also remain committed to establishing and delivering superior quality.

Our people make the difference

We attract the very best people, and we hold on to them. We continue to invest in their development, in order to support continuous learning, and to reward success.

We make things happen

Our success will come from a single-minded focus on achieving our targets. As demonstrated in the past, we have shown great enthusiasm for the work we do. Over the last decade we have established ourselves as an organization which thinks big and is not afraid to go the extra mile, when needed.

We lead the way

We do this by personal example, and by being where things happen. In the last ten years we have learned to appreciate the value of cultural diversity as one of the main drivers of our success. Today, this cultural diversity is well-reflected in our new organization.

The key strategic pillars we defined last year remain the drivers for reaching our vision. We now call this the InBev Way. We are definitely bigger, we will be faster, and we will be the best.

FINANCIAL DISCIPLINE

Corporate Finance's ongoing objective is to contribute to the best combination of growth, profitability, risk management, and cash generation. With that perspective, Corporate Finance monitors and challenges the company's performance through planning and controlling; provides information both internally and externally; supports local operations and other corporate functions; and optimizes the cost, source and use of funds, as well as the various risks the company is facing.

In addition to our focus on both the organic growth drivers and the cost drivers, we developed our approach of profitability based on Return On Invested Capital (ROIC) for existing assets, as well as for our targeted external-growth activities.

As an illustration of this, our acquisition methodology was refined as follows: EBITDA multiples and cost per hectoliter are benchmarking criteria, while cash accretion (Cash Earnings Per Share) and value creation (ROIC and Net Present Value) are decision criteria.

"That our consumers come first, continues to be the focal point of our values"



Corporate Responsibility

"InBev recently became a member of the United Nations Global Compact"

Corporate Responsibility at InBev is focused on areas where our business objectives intersect with societal need. We plan to find this intersection by driving our mission, vision and values into our business – globally.

Our objective in the area of Corporate Responsibility (CR) is to begin a journey to more effectively manage our risks, make our business more efficient, and create new value for the company. We will be transparent on the progress of our journey.

As we continue to integrate globally, we will report on global best practices and new learning experiences. Given that many of our operations have already established a superior track record in the area of corporate responsibility, we have a unique opportunity to develop operational synergies.

InBev recently became a member of the United Nations Global Compact, an international initiative which brings companies together with U.N. agencies and society to support ten principles in the areas of human rights, labor, the environment, and anti-corruption.

In the area of human rights, businesses should support and respect the protection of internationally proclaimed human rights, and make sure that they are not complicit in human rights abuses.

In the area of labor standards, businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced and compulsory labor; the effective abolition of child labor; and the elimination of discrimination in respect of employment and occupation.

In the area of the environment, businesses should support a precautionary approach to environmental challenges; undertake initiatives to promote greater environmental responsibility; and encourage the development and diffusion of environmentally friendly technologies.

And in the area of anti-corruption, businesses should work against all forms of corruption, including extortion and bribery.




THE GLOBAL
COMPACT

Through the power of collective action, the Global Compact seeks to advance responsible corporate citizenship so that businesses can be part of the solution to the challenges of globalization. In this way, the private sector – in partnership with other social actors – can help realize a more sustainable and inclusive global economy.

We plan to share our future corporate responsibility efforts in our first Corporate Responsibility report which we will publish in the fall of 2005. We will report using globally accepted reporting guidelines which have been derived through an international multi-stakeholder collaboration process. We will also develop performance metrics to clearly show how we are addressing our key issues.
Our vision, to move from biggest to best, is linked to stakeholder trust. Trust is earned. Transparency in what we do is instrumental in developing and maintaining this trust. We know that to prosper tomorrow we need to be the kind of company with which people want to do business, repeatedly, over time. The projects we undertake will be in accordance with our general business vision.

InBev is a new international company which is committed to preserving its proud Belgian heritage. We are creating wealth by ensuring that our partners are part of our globally sustainable business. We are also innovating new ways of going to market. We are leaders in making our product the drink of moderation. We would rather have many moderate drinkers than a narrow base of individuals who abuse and harm our industry's reputation.

We are going to focus on our responsibility in the following areas: economic, social, environmental, product quality and safety. We take our responsibility as an engine of economic and social change seriously, and look forward to building further trust in what is already a great company.

Two Initiatives

In Brazil, we launched the "Maués" project. This is an initiative in the city of Maués, located in the Amazon region, which is the greatest source of the guaraná fruit used by AmBev. The purpose of this project is the economic, social and environmental development of the region, based on improved guaraná cultivation techniques for local farmers. Our partners include the local city government, Embrapa (Brazil's leading agricultural research center) and IDAM (the institute for the development of the Amazon region).

In the Czech Republic, "Staropramen Breweries to Cities," a new corporate program, was developed by InBev. The aim is to support the environment and green areas in Czech cities. The company addressed mayors of the 100 largest cities, which could then register their projects for environment improvement. Altogether, 71 projects were nominated. A jury consisting of company representatives and specialists (e.g., Ministry of Environment, Urban Planning Institute) selected three. Each winning city received a financial amount of almost 17,000 euro for the realization of the project.

Staropramen
PREMIUM BEER
PRAGUE


Bass

Corporate Governance


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Corporate Governance

The Corporate Governance rules established by the InBev Board of Directors ensure that the company is effectively run and properly controlled. Without limiting vision or hampering swift action, the rules establish a framework of best practices, a way of thinking and the modus operandi within and around the company to ensure clarity and proper conduct. Powers and responsibilities are divided between the Board of Directors and executive management in such a way that all key people can provide InBev with the two kinds of leadership it needs: one based on control, and one based on advancement. The essential discipline within the company provides a base on which we can build, in order to take InBev from biggest to best. The rules are tough to give us all the confidence – outsiders and insiders alike – that InBev pursues its destiny along a proper path.

InBev is committed to the highest standards of Corporate Governance. As a company incorporated under Belgian law and listed on the Primary Market of Euronext Brussels, InBev adheres to the principles and provisions of the Belgian Code on Corporate Governance which was published in December 2004, taking into account its specific situation as a multinational group. Most of the provisions of the Code are already integrated into the company's current Corporate Governance rules.

THE BOARD OF DIRECTORS

Powers and Responsibilities

The Company has historically opted for a "one-tier" governance structure. As a result, the Board is the ultimate decision-making body, except for the powers reserved to the Shareholders' Meeting by Belgian law, or by the bylaws. The Board decides the company's strategy, the long-range plan, and all major investments and divestments. It also controls the implementation of the decisions which result. As provided for by the Belgian Companies Code, the Board assumes ultimate responsibility for the oversight of the company's activities, working with the Audit Committee to ensure that the management team develops appropriate, adequate and cost-effective internal controls, reviewing and approving the annual and six-month financial statements, examining the financial position of any subsidiary of the company, and presenting to the Annual Shareholders' Meeting a clear and complete evaluation of the company's financial situation. The Board appoints the Chief Executive Officer and members of the Board Committees. Taking into consideration the CEO's recommendations, the Board also decides on the structure of the group, major or long-term transactions, the appointment or dismissal of members of the executive management, the budget, and investment plans.



Directors			Term started	Term expires
Pierre Jean Everaert	1939, American	Non-Executive Independent Director, Chairman of the Board	1997	2006
Allan Chapin	1941, American	Non-Executive Director, nominated by the holders of class A Stichting Interbrew certificates	1994	2005[1]
Carlos Alberto da Veiga Sicupira	1948, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting Interbrew certificates	2004	2007
Jean-Luc Dehaene	1940, Belgian	Non-Executive Independent Director	2001	2007
Count Arnoud de Pret Roose de Calesberg	1944, Belgian	Non-Executive Director, nominated by the holders of class A Stichting Interbrew certificates	1990	2005[1]
Philippe de Spoelberch	1941, Belgian	Non-Executive Director, nominated by the holders of class A Stichting Interbrew certificates	1977	2007
Peter Harf	1946, German	Non-Executive Independent Director	2002	2005 [1]
Remmert Laan	1942, French	Non-Executive Independent Director	1998	2007 [2]
Jorge Paulo Lemann	1939, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting Interbrew certificates	2004	2007
Roberto Moses Thompson Motta	1957, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting Interbrew certificates	2004	2007
Kees J. Storm	1942, Dutch	Non-Executive Independent Director	2002	2005 [1]
Marcel Herrmann Telles	1950, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting Interbrew certificates	2004	2007
Alexandre Van Damme	1962, Belgian	Non-Executive Director, nominated by the holders of class A Stichting Interbrew certificates	1992	2007
Mark Winkelman	1946, Dutch	Non-Executive Independent Director	2004	2007

[1] Mandate renewable on April 26, 2005.

[2] Mr.R. Laan has until recently represented certain shareholders in the company. Since he has ceased to do so, he is to be considered as an independent Director. Nevertheless, Mr. Laan does not qualify as "independent" within the meaning of Article 524 of the Belgian Companies Code, since he does not meet the following condition provided for by Article 524, § 4 of the Belgian Companies Code : "1° during a period of two years preceding his appointment, the independent Director may not have held a position as Director, manager or member of the management committee in the company ...."

Corporate Governance

Structure

Board members are appointed by the shareholders at the Shareholders' Meeting upon proposal by the Board of Directors. Pursuant to the Interbrew Shareholders' Agreement, dated March 2, 2004, the holder of the class B Stichting Interbrew Certificates and the holder of the class A Stichting Interbrew Certificates each have the right to nominate four Directors. The Stichting Interbrew Board (which consists of eight Directors, four of whom are appointed by the holder of class B Certificates and four of whom are appointed by the holder of class A Certificates) nominates 4 to 6 independent Directors. Independent Directors shall be independent of shareholders exercising a decisive or significant influence on InBev's policy. They shall be specifically chosen for their particular professional expertise and, to the extent possible, comply with the criteria for independence set forth in Article 524 of the Belgian Companies Code.

The Chairman is appointed by the Board from among its independent members. Directors are appointed for three years, and must retire after the Shareholders' Meeting following their 70th birthday. Current members are listed on the previous page.

By virtue of the Interbrew Shareholders' Agreement, dated March 2, 2004, the Board of Directors of InBev was expanded to 14 members: during the Extraordinary Shareholders' Meeting of August 27, 2004, Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira were appointed as new Directors and Messrs. Frédéric de Mevius and Charles Adriaenssen resigned as Directors. Moreover, Mr. Bernard Hanon resigned as from October 7, 2004, given his age (71). The Board decided to replace him by Mr. Mark Winkelman.

Functioning

The Board meets regularly and as frequently as is required by the company's interests. If an urgent issue arises between meetings, it can be dealt with immediately by a conference call. In 2004, the Board held nine ordinary and eight special meetings. These were held several times in countries where InBev has subsidiaries, to allow the Directors to learn more about the local situation, issues, and activities.


nBEV

Major issues on the agenda of the Board in 2004 were the long-range plan; the sales figures; reporting and budget; follow-up of the subsidiaries; consolidated results; strategic decisions; new and ongoing investment; discussion and analysis of acquisitions.

The Board is a collegial body. It can only deliberate if a majority of its members are present or represented. Each Director can appoint another member of the Board to represent her or him and vote in her or his name. A Director can represent only one other Director. The average attendance rate at Board meetings in 2004 was 96.5% for the ordinary meetings and 96% for the special meetings. Decisions are made by a simple majority of the votes cast. Any Director with a conflicting financial interest must bring this to the notice of both the statutory auditors and fellow Directors, and take no part in related deliberations.

Certain Directors also serve on the Board Committees – the Audit Committee, the Finance Committee, the Compensation and Nominating Committee and the Convergence Committee.

CHIEF EXECUTIVE OFFICER AND EXECUTIVE BOARD OF MANAGEMENT

The Chief Executive Officer (CEO) is entrusted by the Board with InBev's day-to-day management, and has direct operational responsibility for the entire company.

He oversees the organization and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO reports directly to the Board of Directors, and keeps the Board informed of significant operational activities.

The Executive Board of Management is the management structure that reports to the CEO and enables the CEO to properly perform his duties. The Chairman is the CEO, members are the Chief Financial Officer, the Chief Commercial Officer, the Chief Technical Officer, the Chief People Officer, the Chief Information & Services Officer, the Chief Strategy & Business Development Officer, the Chief Legal Officer and the Zone Presidents of the five principal geographic zones in which the company operates.

The CEO makes recommendations to the Board on the appointment of the executive management. Normally, executives retire at the end of the year following their 65th birthday. Details of InBev's Executive Board of Management are provided on pages 36 and 37.

BOARD COMMITTEES

Until the closing of the combination with AmBev, the Board of Directors was assisted by three formal Committees: the Strategy & Business Development Committee, the Human Resources & Nominating Committee and the Audit & Finance Committee. The terms of reference and composition of the various Board Committees have been revisited following the closing of the combination with AmBev, in accordance with the guidelines and best practices recently published by various authorities with respect to Corporate Governance.

The Board Committees of InBev were realigned as follows.

The activities of the Strategy & Business Development Committee which advised the Board on strategy, partnerships, acquisitions and divestments, were stopped. These subjects have now become a matter for the Board as a whole.

The Human Resources & Nominating Committee was renamed the Compensation and Nominating Committee to be consistent with international standards. The role of the Committee remains unchanged. It monitors the trainee program results in terms of recruiting during the year, career progress of trainees recruited in previous years and overall assessment of the program results vs. stated objectives. It also advises the Board on the management of people, particularly in relation to performance monitoring, management-succession planning and remuneration. Details of the role which this Committee plays with respect to the compensation of the Board and the executive management are given in the section on remuneration on pages 33 through 35. It met eight times in 2004.

Corporate Governance

	Audit Committee	Compensation and Nominating Committee	Finance Committee	Convergence Committee
Pierre Jean Everaert	Member	Member	Member	
John Brock (CEO)				Member
Allan Chapin			Member	
Carlos Alberto da Veiga Sicupira		Member		
Jean-Luc Dehaene	Member			
Count Arnoud de Pret Roose de Calesberg	Member[1]		Chairman	
Philippe de Spoelberch		Member		
Peter Harf		Member		Member
Remmert Laan			Member	
Jorge Paulo Lemann			Member	
Roberto Moses Thompson Motta			Member	
Kees J. Storm	Chairman			
Marcel Herrmann Telles		Chairman		Chairman
Alexandre Van Damme		Member		
Mark Winkelman	Member			

[1] Starting February 2005.

	Number of subscription rights offered	Issuance date	Offer date	Exercise price
Directors*	48,600	13 June 02	2002	32.70
	77,112	10 December 02	2002	21.83
	66,096	29 April 03	2003	19.51
	143,208	27 April 04	2004	23.02
Executive Board of Management*	35,000	13 June 02	2002	32.70
	600,000	10 December 02	2002	21.83
	473,025	10 December 02	2003	21.83
	847,678	27 April 04	2004	23.02
Managers & others	52,760	14 March 02	2002	28.87
	149,025	13 June 02	2002	32.70
	2,010,815	10 December 02	2002	21.83
	140,354	10 December 02	2003	21.83
	2,426,450	27 April 04	2004	23.02

* Based on membership on the offer date.

The Audit & Finance Committee was split into two separate Committees, the Audit Committee and the Finance Committee. The Chairman of the Audit Committee is appointed from among the independent directors except the Chairman of the Board. The CEO and the CFO are invited to the meetings of the Committee. Periodically, the Committee meets separately with InBev's statutory auditors, the Vice-President Corporate Audit and the management to discuss matters that the Committee or any of these persons believe should be discussed privately.

The Committee assists the Board in its oversight responsibility, particularly in relation to the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the statutory auditor's qualification and independence and the performance of the statutory auditor and the company's internal audit function. InBev's management prepares, presents and ensures the integrity of the company's financial statements. It is also responsible for the principles which govern the company's accounting and financial reporting, as well as for internal controls and procedures designed to assure compliance with accounting standards, the law, and regulations. The statutory auditors are responsible for auditing the company's financial statements, and expressing an opinion as to their conformity with the International Financial Reporting Standards (formerly named IAS).

The Audit Committee oversees management as it carries out these responsibilities. Accordingly, it considers the audited financial statements, and discusses them with management and the statutory auditors before it submits them to the Board for final determination. The Committee also evaluates the statutory auditors' independence by discussing with them their written statement delineating all relationships with the company. In accordance with its terms of reference, the Audit Committee meets at least four times per year.

The Finance Committee assists the Board in its oversight responsibility, particularly in the area of corporate finance; e.g., aiming at maintaining the optimal capital structure and reviewing the budget, long-range plans and capital expenditures. The Committee also reviews and monitors the financial risk-management policy (e.g., leverage and liquidity levels), as well as the financial impact analyses of mergers and acquisitions brought to the attention of the Board. The Committee periodically evaluates the company's legal and tax structure and supervises its insurance policies. Finally, the Committee assists the Board in assuring the adequacy of the financial communication and the compliance with stock market rules and regulations. In accordance with its terms of reference, the Finance Committee meets at least four times per year.

The announcement of the combination with AmBev on March 3, 2004, referred to the creation of a Convergence Committee which is composed of Board members and the CEO. This Committee is a temporary ad hoc Committee which is expected to be dissolved in December 2005 at the request of the Committee Chairman, once the integration of InBev and AmBev is deemed completed. The Committee is responsible for the formation of a unified culture, the dissemination of best practices, designation of key appointments, establishment of an appropriate compensation scheme and the capture of synergies.

REMUNERATION

For 2004, our philosophy on remuneration has been to fix rewards competitively and equitably to motivate and develop our people, and support the growth of our worldwide business. We asked for performance in terms of superior profit, continued personal growth and respect for those we serve. Rewards were differentiated over time, based on results and competencies achieved.

The level of rewards has been attuned to the markets in which InBev operates. Total compensation (including base pay and variable pay) linked performance to the current practice of comparable companies for similar positions – with average performance matched to the market median, and superior results matched to the top quartile. Benefits, including pension programs, as well as health and welfare schemes, are benchmarked against the median of local reference markets.

	Number of subscription rights outstanding	Voting power attached to subscription rights
Directors*	350,920	0.06%
Executive Board of Management*	2,454,200	0.43%
Managers & others	8,646,181	1.50%
	11,451,301	

* Based on membership on December 31st, 2004.

Going forward, as of 2005, a new compensation system has been designed and will be submitted for approval to the shareholders. To help drive the desired high performance culture, there will be greater focus on annual and long-term incentives than on salary. Base salaries will be aligned to mid-market levels. Stretched but achievable performance targets will be linked to both short- and long-term incentives, but there will also be exceptional levels of reward for achieving these "Biggest to Best" targets.

Personal financial commitment to the company will be rewarded with the potential for significantly higher long-term compensation. To work most effectively, the compensation system will require a personal investment of an employee's bonus in InBev (or AmBev) shares.

Our compensation and reward programs are overseen by the Compensation and Nominating Committee (C&NC).

Board remuneration

The C&NC benchmarks Directors' compensation against peer companies to ensure that it is competitive. Compensation is linked to the time committed to the Board and its various Committees and is submitted to shareholders' approval. For 2004, a fixed annual fee of 67,000 euro is based on ten Board meetings and the normal number of Committee meetings a year. The fee is supplemented with an amount of 1,500 euro for each additional meeting, or reduced each time a meeting is not attended. The Chairman's fee is double that of other Directors.

In addition, Board members are granted a limited number of stock options under the long-term incentive plan. The remuneration of the Board members is composed of a fixed fee and a fixed number of options, which insures the independence of the Board members in their role of guidance and control of the Company, as well as aligning the Directors' interests with those of the shareholders.



InBev's registered office is located at Grand'Place 1, Brussels, Belgium...

Executive remuneration

The C&NC oversees executive remuneration. It submits to the Board for approval recommendations on the compensation of the CEO and, upon recommendation of the CEO, of the executive management. It submits to the Board for approval the annual bonus plan for the management and the company's long-term incentive plan and approves the individual level of participation in the long-term incentive plan.

In order to ensure that executive compensation is in line with InBev's philosophy on competitive rewards, once a year information on current remuneration levels in relevant industries and geographies is received from independent industry experts.

The goal at InBev is to deliver market-leading compensation, driven by both company and individual performance, encouraging executive ownership and therefore aligned with shareholders' interests. To achieve this aim, we have created a common incentive structure for a number of executives already participating in the new target-setting program:

- A base salary, which is benchmarked at mid-market for relevant local or regional markets
- Annual incentives based on (but not limited to):
  - Upper quartile levels for the appropriate market
  - Business unit and individual targets based on cascading group targets
  - Awards determined by achievement against individual objectives, and partially delivered in shares
- Longer-term incentives which include awards of InBev options dependent on sustained performance of ROIC against WACC.

Remuneration in 2004

In 2004, the total fees earned by Board members amounted to 1.41 million euro. The fixed salary earned by members of the Executive Board of Management was 16.1 million euro, while they also earned a bonus of 6.2 million euro.

In 2004, a total of 3,417,336 subscription rights were offered under the long-term incentive plan. The long-term incentive plan was adopted in June 1999. The plan entails a yearly issue of registered subscription rights principally to executive officers and managers and secondarily to InBev's Directors. Each issue is subject to shareholders' approval and must satisfy conditions relating to limitation or cancellation of shareholders' preferential rights. Each subscription right entitles the holder to subscribe for one share, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of maximum ten years, and become exercisable over a three-year period.

Dividends

Our policy is to retain the majority of our earnings to finance future growth. We intend to use between 25% and 33% of our net profit from ordinary activities to pay dividends. Any change in this policy requires shareholders' approval with a qualified majority of 75 % of the votes cast.

... and InBev's Corporate Headquarters are located in Leuven, Belgium.



Who's Who

John Brock
CHIEF EXECUTIVE OFFICER
Born in 1948, John joined InBev in February 2003, bringing to the company almost 25 years of experience in the global beverage industry. An American citizen, John holds a Master of Science degree in Chemical Engineering from the Georgia Institute of Technology in Atlanta. John started his professional career at Procter & Gamble, before joining Cadbury Schweppes in 1983. He held a number of senior positions in various geographies, was appointed to the Cadbury Schweppes Board in 1996, and became Chief Operations Officer in 2000.

Carlos Brito
ZONE PRESIDENT NORTH AMERICA
Born in 1960, Carlos joined AmBev in 1990. Prior to this he worked for Shell Oil and Daimler Benz. A Brazilian citizen, Carlos holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. At AmBev, he held various positions in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004.

Sabine Chalmers
CHIEF LEGAL OFFICER
Born in 1965, Sabine joined InBev from Diageo plc, where she has held a number of senior legal positions in various geographies since 1993. These include, most recently, General Counsel for Diageo, North America. Prior to Diageo, Sabine was an associate at the law firm of Lovells in London. A German citizen, Sabine holds an LL.B (Bachelor of Law) from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar.

Stéfan Descheemaeker
ZONE PRESIDENT
CENTRAL & EASTERN EUROPE
Born in 1960, Stéfan joined InBev in 1996 after starting his professional career with the Belgian Ministry of Finance, moving on to Banque Paribas. A Belgian citizen, Stéfan holds a degree in Commercial Engineering from Solvay Business School in Brussels. At InBev, he held various positions in Business Development and External Growth Strategy, and was appointed Zone President U.S. & Latin America in September 2003.

Felipe Dutra
CHIEF FINANCIAL OFFICER
Born in 1965, Felipe joined AmBev in 1990 from Aracruz Cellulose. A Brazilian citizen, Felipe holds a Major in Economics from Candido Mendes and an M.B.A. in Controlling from the University of Sao Paulo. At AmBev, he held various positions in Trading and Treasury before being appointed Chief Financial Officer in 2000.

Luiz Fernando Edmond
ZONE PRESIDENT
CENTRAL & SOUTH AMERICA
Born in 1966, Luiz joined AmBev in 1991 after starting his professional career with Banco Nacional in Brazil. A Brazilian citizen, Luiz holds a degree in Production Engineering from the Federal University of Rio de Janeiro. At AmBev, he held various positions in Operations, Distribution and the Commercial area. He was appointed Sales & Distribution Director in 2002.

Claudio Garcia
CHIEF INFORMATION & SERVICES OFFICER
Born in 1968, Claudio joined AmBev as a trainee in 1991, after receiving a degree in Economics from the Federal University of Rio de Janeiro. A Brazilian citizen, Claudio held various positions in Finance and Operations before being appointed IT and Shared Services Director in 2002.



Stewart Gilliland
ZONE PRESIDENT WESTERN EUROPE
Born in 1957, Stewart joined Whitbread in 1984 from Pedigree pet foods (Mars Group). A British citizen, Stewart holds a B.A. (Hons) in Business Studies. He held various positions in Marketing and Sales at Whitbread and Interbrew UK, where he became Chief Executive in 2001. In September 2003, he was appointed Zone President Canada.

Patrice J. Thys
ZONE PRESIDENT ASIA PACIFIC
Born in 1955, Patrice joined InBev as General Counsel in 1989. He started his professional career with F.N. Manufacturing (South Carolina), and then moved on to a Washington, D.C.-based law firm. He continued his corporate career at Alsthom and later at Vivendi. A Belgian citizen, Patrice holds a law degree from the University of Louvain-la-Neuve (UCL), a certificate in International and European Law from the University of Leiden, and an LL.M (Master of Law) from the University of Chicago. Prior to being appointed Zone President Asia Pacific in September 2003, his position at InBev was Executive Vice President Legal & Corporate Affairs and President China.

Jo Van Biesbroeck
CHIEF STRATEGY & BUSINESS DEVELOPMENT OFFICER
Born in 1956, Jo joined InBev in 1978 after receiving a degree in Economics from the University of Leuven. A Belgian citizen, Jo's career at InBev has included various positions in Controlling and Finance. He became Senior Vice President Corporate Strategy in 2003.

Peter Vrijsen
CHIEF PEOPLE OFFICER
Born in 1954, Peter joined InBev as Chief Human Resources Officer in 2003. A Dutch citizen, he holds a Masters degree in Organizational Development from the University of Tilburg. Prior to InBev, Peter held several international positions in Human Resources with General Electric, Royal Packaging van Leer, and Metro Cash and Carry.

Andre Weckx
CHIEF TECHNICAL OFFICER
Born in 1953, André joined InBev in 1982 as a Plant Manager, Diamond Breweries, Nigeria. He started his professional career with Beltex Corp., Texas. A Belgian citizen, André holds a degree in Chemical Engineering and Agricultural Industries from the University of Leuven. At InBev, he worked as a plant manager in different international locations and in senior Operations positions before being appointed Chief Technical Officer in September 2003.

Brent Willis
CHIEF COMMERCIAL OFFICER
Born in 1960, Brent joined InBev in 2002 as Chief Marketing and Sales Officer. His prior companies were Kraft and Coca-Cola, where he held various senior commercial positions in a number of international locations. An American citizen, Brent holds a Bachelor of Science degree in Engineering from the U.S. Military Academy at West Point and an M.B.A. from the University of Chicago. He was appointed Chief Commercial Officer in September 2003.

CHANGES
François Jaclot served as Chief Financial Officer and member of the EBM until February 28, 2005.

Jerry Fowden served as Zone President Europe and member of the EBM until December 31, 2004.






SKOL

Financial Report

Financial Report

Management report of the board of directors

The following management report should be read in conjunction with InBev's audited consolidated financial statements.

MAIN TRANSACTIONS IN 2004 AND 2003, HIGHLIGHTING CHANGES IN SCOPE

A number of acquisitions, divestitures and joint ventures affected Interbrew's profit from operations and financial condition over the past two years.

TRANSACTIONS 2003

ACQUISITION OF THE BREWING OPERATIONS OF KK GROUP IN CHINA
In November 2002, InBev (the new name of Interbrew) signed an agreement to acquire a 70% stake in the brewing operations of the KK Group located in the Yangtze delta; the completion of the deal took place in April 2003. The KK Group generates a yearly sales volume of approximately 2.3m hectoliters, mostly in the South Eastern coastal region.

ACQUISITION OF THE LICENSE & DISTRIBUTION RIGHTS OF INBEV BRANDS IN ITALY
In January 2003, InBev signed an agreement to terminate the license and distribution agreement with a third party in Italy. As a result, InBev regained full control over its brands in the Italian market as of 1 March 2003.

ACQUISITION OF MAJORITY STAKE APATIN
In September 2003, InBev signed a strategic partnership with Apatinska Pivara Apatin, the number one brewer in Serbia. This partnership secured 50% of Apatin's shareholding for InBev. Since then InBev increased its stake up to 87.36% by December 2003. Apatin is the leader in the Serbian market with a market share of 39%.

INCREASE OF MAJORITY STAKES
The company increased its majority shareholding in several affiliates. As these affiliates were already consolidated, this did not impact the profit from operations, but reduced the minority interests and thus impacted the net profit of the company.

Majority stake	31 December 2003	31 December 2002
Nanjing Interbrew Jinling Brewery	80.00%	60.00%
Brauergilde Hannover[1]	100.00%	99.43%
Sun Interbrew, Russia	73.64%	67.95%
Brasserie de Luxembourg Mousel-Diekirch	93.67%	92.88%
Kamenitza, Bulgaria	85.05%	84.78%

SALE OF MINORITY STAKE IN NAMIBIA
In April 2003, InBev signed an agreement to sell its minority stake in Namibian Breweries Limited. InBev has also extended its license agreement with Namibian Breweries for the production, marketing and distribution of Beck's in the Namibian and South-African market for another 10 years.

ACQUISITION OF KOMBINAT NAPITKOV IN RUSSIA AND INCREASE IN STAKE IN YANTAR (UKRAINE)
Sun Interbrew acquired in August 100% of the Kombinat Napitkov brewery in the Republic of Chuvashia and increased in July its stake in Yantar by 42.53%.

PARTNERSHIP WITH THE LION GROUP IN CHINA
As originally announced in September 2003, InBev closed in January 2004 an agreement with the Malaysian Lion Group, to acquire a controlling interest in Lion Group's beer business in China. This partnership brought 11 new breweries and a yearly sales volume of approximately 10.6m hectoliters. This transaction has not been consolidated in the 2003 financials.

ACQUISITION OF SPATEN BREWERY IN GERMANY
In September 2003, InBev signed an agreement with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), a property group listed on the Munich, Stuttgart and Frankfurt stock exchanges. With this agreement, InBev is acquiring a top Bavarian brewer as well as the Dinkelacker-Schwaben Bräu AG brewery, one of the main brewers in Baden-Württemberg. This acquisition will contribute a yearly sales volume of approximately 4.9m hectoliters. With clearance of the European Commission obtained in December 2003, the transaction closed in the second half of 2004. This transaction has not been consolidated in the 2003 financials.

[1] In turn, Brauergilde Hannover increased its majority stake in several companies of the group, including Gilde Brauerei AG and Hasseröder Brauerei GmbH (increase to 100%), and Hofbrauhaus Wolters AG (increase to 90.13%).

TRANSACTIONS 2004

CREATION OF INBEV

On 3 March, Interbrew and Companhia de Bebidas das Américas ("AmBev") announced their intention to establish InBev, the World's Premier Brewer. The transaction combined Interbrew, the world's third largest brewer with sales in over 130 countries, and AmBev, the world's fifth largest brewer with approximately 65% of the Brazilian market. At the time of the transaction, InBev had a global market share of approximately 13% and holds the number one or two positions in more than 20 key beer markets. The transaction closed on 27 August 2004. InBev's 2004 consolidated results include 4 months (September to December) of AmBev's results.

FEMSA SETTLEMENT

On 24 May, InBev and Fomento Economico Mexicana SA de CV ("Femsa") announced the unwinding of their U.S. and Mexican cross-shareholdings, as well as the reassignment of the distribution rights held by the parties' U.S. joint venture to a U.S. subsidiary of the Mexican brewer. Labatt U.S.A. continued to distribute the CCM brands (Femsa brands) in the United States for a transitional period of four months after closing of the transaction under a temporary exclusive distributor agreement. The transaction was completed on 31 August 2004. InBev's 2004 consolidated results include 8 months of Femsa's results (equity accounting and management fee).

ACQUISITION OF ADDITIONAL STAKE IN ORIENTAL BREWERY

In January 2004, following the exercise of a put option, InBev increased its stake in its South Korean affiliate by the acquisition of 100% control of HOPS Cooperatieve U.A., which holds 44.16% of Oriental Brewery. This transaction has increased the majority shareholding in Oriental Brewery to 95.08%. This transaction reduced the minority interests and increased InBev's share in the net profit and in the equity of its South Korean affiliate.

INCREASE OF MAJORITY STAKES

The company increased its majority shareholding in several affiliates. As these affiliates were already consolidated, this does not impact the profit from operations, but does reduce the minority interests and thus impacts the net profit of the company.

Majority stake	31 December 2004	31 December 2003
Brasserie de Luxembourg Mousel-Diekirch	94.33%	93.67%
Kamenitza, Bulgaria	85.12%	85.05%
Sun Interbrew, Russia	76.00%	73.64%
Apatinska Pivara Apatin, Serbia	98.99%	87.36%

ACQUISITION OF ZHEJIANG SHILIANG BREWERY COMPANY LTD.

In June 2004 InBev acquired a 70% controlling interest in Zhejiang Shiliang Brewery Company Ltd., located in the Yangtze Delta. This transaction strengthens InBev's number one position in Zhejiang Province where, by adding over 2m hl in sales volume, the company will have a market share of close to 50%. The transaction closed in July 2004 and InBev's 2004 consolidated results include 6 months of Zhejiang Shiliang's results.

ACQUISITION OF SUN TRADE HOLDING IN SUN INTERBREW LTD.

On 12 August, InBev and Sun Trade (International) Ltd., the controlling shareholders of Sun Interbrew Ltd., announced that they have reached an agreement whereby InBev will acquire Sun Trade (International) Ltd.'s voting and economic interests in Sun Interbrew. In addition, the existing Shareholders Agreement between Sun Trade (International) Ltd. and InBev in relation to Sun Interbrew will be terminated. The consideration for the acquisition of the shares and the termination of the Shareholders Agreement will consist of 20,000,111 InBev shares. On completion, and taking into consideration market purchases, InBev will own 75.5% of the voting shares and 96.1% of the non-voting shares in Sun Interbrew which in total gives it a 91.2% economic interest in Sun Interbrew. Following completion of the transaction, Sun Trade (International) Ltd. and its affiliates will hold approximately 3.4% of InBev's enlarged issued share capital following the closing of the AmBev transaction.

ACQUISITION OF ALFA-ECO HOLDING IN SUN INTEBREW LTD.

On 3 January 2005, InBev announced that it had reached an agreement with Alfa-Eco on 31 December 2004, whereby InBev will acquire all of Alfa-Eco's holding of voting and non-voting shares in Sun Interbrew Ltd.. On completion of this and the previously announced transaction with Sun Trade (International) Ltd., and taking into consideration market purchases, InBev will own 97.3% of the voting shares and 98.8% of the non-voting shares in Sun Interbrew Ltd., which in total will give it a 98.5% economic interest in Sun Interbrew Ltd.. As a result of this transaction, InBev incurred a 100m euro charge to its 2004 results.

INBEV AND SUN TRADE AGREE AMENDED TERMS FOR PURCHASE OF SUN TRADE HOLDING IN SUN INTERBREW
InBev and Sun Trade (International) Ltd. announced on 10 January 2005 amendments to the agreement between them announced on 12 August 2004 with regards to InBev's purchase of Sun Trade (International) Ltd.'s holding of voting and non-voting shares in Sun Interbrew Ltd.. The consideration to be received by Sun Trade (International) Ltd. has been altered by mutual agreement from 20,000,111 InBev shares to 12,500,001 InBev shares and a cash payment, based on the InBev average share price in the 25 trading days ending two business days prior to closing of the transaction, in respect of the 7,500,110 shares foregone. Following completion of the transaction, Sun Trade (International) Ltd. and its affiliates will hold approximately 2% of InBev's enlarged issued share capital. This transaction, together with the aforementioned Alfa-Eco transaction, closed on 31 January 2005.

SUBSEQUENT TRANSACTIONS
Please refer to note 31 of the consolidated financial statements.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. In 2004, 14.0% (2003 - 18.9%) of our net turnover was realized in pound sterling, 13.8% (2003 - 16.8%) in Canadian dollar, 7.8% (2003 - 9.5%) in US dollar, 4.9% (2003 - 6.4%) in South Korean won , 6.2% (2003 - 5.7%) in Russian rouble, 11.4% in Brazilian reals (2003 - nil) and 1.6% in Argentinean peso (2003 - nil). Furthermore, our net profit, and more specifically income from associates, was impacted, until the disposal on 31 August 2004 of our 30% shareholding in Femsa, by the evolution of the Mexican peso.

The fluctuation of the foreign currency rates had a negative translational impact on our 2004 net turnover of (142)m euro, EBITDA of (33)m euro and profit from operations of (22)m euro.

Our net profit has been negatively affected by the fluctuation of foreign currencies for (20)m euro and our EPS base (net profit level adjusted for goodwill amortization) by (22)m euro or (0.05) euro per share.

The impact of the fluctuation of the foreign currencies on our net debt is 112m euro and on our equity is (106)m euro.

SELECTED FINANCIAL FIGURES

The table below sets out the components of our operating income and our operating expenses, as well as certain other data.

Million euro	2004	%	2003	%
Net turnover[1]	**8,568**	**100.0**	**7,044**	**100.0**
Cost of sales	(3,996)	46.6	(3,385)	48.1
Gross profit	**4,572**	**53.4**	**3,659**	**51.9**
Distribution expenses	(953)	11.1	(778)	11.0
Sales and marketing expenses	(1,544)	18.0	(1,377)	19.5
Administrative expenses	(728)	8.5	(615)	8.7
Other operating income/expenses	(96)	1.1	(50)	0.7
Normalized profit from operations (Normalized EBIT)	**1,251**	**14.6**	**839**	**11.9**
One-off items	59	0.7	-	-
Profit from operations (EBIT)	**1,310**	**15.3**	**839**	**11.9**
Normalized net profit	**621**	**7.2**	**505**	**7.2**
Net profit	**719**	**8.4**	**505**	**7.2**
Depreciation and amortization (other than goodwill)	**(799)**	**9.3**	**(539)**	**7.7**
Goodwill amortization & impairment	**(216)**	**2.5**	**(120)**	**1.7**
Normalized EBITDA	**2,112**	**24.6**	**1,498**	**21.3**
EBITDA	**2,325**	**27.1**	**1,498**	**21.3**
Normalized ROIC[2]	12.9%		10.6%	
ROIC[2]	14.5%		10.6%	

[1] Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
[2] See Glossary.

Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Net profit, ROIC, EPS) before non-recurring or one-off items. One-off items are items of income or costs which do not occur regularly as part of the normal activities of the company and which should be disclosed separately as they are important for the understanding of the underlying results of the company because of their size or nature. InBev believes that the communication and explanation of normalized measures is essential for readers of InBev's financial statements to understand fully the sustainable performance of InBev. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance.

FINANCIAL PERFORMANCE

NET TURNOVER

Our net turnover increased by 1,524m euro, or 21.6 %, from 7,044m euro in 2003 to 8,568m euro in 2004. This increase is the result of a positive net effect of the acquisitions and divestitures of businesses (mainly AmBev in Central & South America, Spaten Group in Germany and Lion Group and Zhejiang Shiliang Brewery Company in China) of 1,363m euro, a negative effect of (142)m euro related to fluctuations in foreign exchange rates and finally a positive organic growth of 303m euro, or 4.3%. This organic growth is above the 3.3% organic volume growth rate due to favourable product mix and pricing.

OPERATING EXPENSES

Operating expenses (excluding excise taxes and before one-off costs) increased by 1,112m euro, or 17.9 %, from 6,205m euro (88.1% of net turnover) in 2003 to 7,317m euro (85.4% of net turnover) in 2004. This increase in expenses is the result of an increase of 1,025m euro due to acquisitions and divestitures, a decrease of (120)m euro due to fluctuations in exchange rates, and finally an organic cost increase of 207m euro, or 3.3%. which is below the growth of our net turnover of 4.3%.

Cost of sales showed an organic growth of 4.5%. Excluding the volume impact, this increase is explained by the brand and packaging mix in Central and Eastern Europe (more premium, more PET) and in Korea (more PET), higher bottle costs in Russia, higher depreciation charges in Eastern Europe, following significant capacity investment, and in Korea following investments into PET production capability.

Distribution expenses showed an organic growth of 6.5%. Excluding the volume impact, this increase is mainly attributable to Russia, China and Western Europe. In Russia average delivery distances increased due to the very high demand for our products in the eastern part of the country. Russian distribution costs were also negatively impacted by an above inflation increase of rail tariffs. In China our costs were negatively impacted by the increase in fuel price and changes in the legislation. In Western Europe the increase is explained by growth of our direct distribution operations as well as bottle sorting costs in Germany.

Sales and Marketing expenses showed a modest organic growth of 1.3% mainly due to a more efficient use of commercial expenditure.

Administrative expenses grew organically by 3.3%, slightly more than average weighted inflation. This increase is mainly explained by higher IT investments and higher consultancy costs in Russia and Belgium and the increase of the administrative expenses following the growth of our direct distribution operations in Western Europe.

Excluding one-off impairment charges, depreciation and amortization (other than goodwill) charges expressed as a percentage of net turnover are increasing slightly due mainly to capacity and commercial investments in Eastern Europe and distribution investments in Western Europe. Goodwill amortization also increased as a percentage of net turnover mainly as a result of the goodwill on the acquisitions of the year in Central & South America, Germany, China as well as the goodwill related to the acquisition of the additional stake in Oriental Brewery in Korea.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized profit from operations before depreciation and amortization increased by 614m euro or 41.0%, from 1,498m euro (21.3% of net turnover) in 2003 to 2,112m euro (24.6% of net turnover) in 2004. This increase of 614m euro is the result of a positive net effect of 514m euro from acquisitions and divestitures, a negative effect of (33)m euro attributable to fluctuations in foreign exchange rates; and finally a positive organic growth of 133m euro, or 8.9%.

NORMALIZED PROFIT FROM OPERATIONS (NORMALIZED EBIT)

Normalized profit from operations increased by 412m euro, or 49.1%, from 839m euro (11.9% of net turnover) in 2003, to 1,251m euro (14.6% of net turnover) in 2004. This increase of 412m euro is the result of a positive net effect of 338m euro related to our acquisitions and divestitures, a negative effect of (22)m euro attributable to fluctuations in foreign exchange rates; and finally a positive organic growth of 96m euro, or 11.5%.

NORMALIZED ROIC

Calculation of Normalized ROIC is based on normalized net operating profit after tax plus the income from associates and other dividend income of non consolidated companies divided by invested capital including goodwill at net book value prorated for new acquisitions.

Normalized ROIC increased by 230bp from 10.6% in 2003 to 12.9% in 2004. Taking the one-off items into account, ROIC increased from 10.6% in 2003 to 14.5% in 2004. Key drivers of the significant ROIC increase were the overall increased profit from operations fueled by the scope effect of Central & South America partly off-set by the sharp invested capital increase in Asia-Pacific due to the acquisition of the additional stake in Oriental Brewery in Korea. It should also be noted that the positive scope impact from Central & South America in 2004 is particularly strong because of the combined impact from on the one hand the positive AmBev results of the 4 months included in the normalized net operating profit after tax and,on the other hand the prorated invested capital, also for 4 months (see also glossary for ROIC definition). Excluding the impact of the combination with AmBev, normalized ROIC increased from 10.6% in 2003 to 11.8% in 2004.

NET FINANCING COSTS

The net financing costs are (172)m euro in 2004 compared to (131)m euro in 2003. The (41)m euro rise in net financing costs can be broken down into a (12)m euro negative organic change, a (32)m euro negative impact of acquisitions and divestitures and a positive impact of 3m euro attributable to fluctuations in foreign exchange rates.

At comparable scope, higher interest charges (due to the combination of higher average interest rates with a slightly higher average net debt position) and higher other financial expenses are to a large extent offset by significantly better foreign exchange results.

The impact of acquisitions and divestitures can mostly be explained by the impact of AmBev. Significant interest charges (due to an average interest rate that is higher than the rest of the group's average interest rate) and other financial expenses are to a significant extent offset by a mostly unrealized foreign exchange gain and by unrealized gains on interest rate derivatives, for which hedge accounting cannot be applied.

INCOME FROM ASSOCIATES

Our income from associates is 23m euro in 2004 compared to 35m euro in 2003. FEMSA Cerveza represents the majority of this amount in 2003 and 2004. The reduced income is the result of a combination of a scope effect of (10)m euro following the sale during the year of our investment in FEMSA Cerveza, a negative currency evolution of (5)m euro, and 2m euro due to the organic growth.

INCOME TAX EXPENSE

Income taxes on ordinary profit after non-recurring items (current and deferred) amount to (263)m euro in 2004, or 23.1% of the profit before taxes less income from associates compared to (185)m euro in 2003, or 26.1%. Excluding the one-off items, the effective tax rate is 25.1%.

MINORITY INTERESTS

The minority interest increased from (53)m euro in 2003 to (179)m euro in 2004, impacted by currency evolution for 3m euro, by the entry in scope of Central & South American minorities for (134)m euro, the entry of new minorities in our Canadian affiliate following its contribution into AmBev for (10)m euro, increased share in our Korean affiliate for 23m euro and increased profit in our Eastern Europe's affiliates for (10)m euro.

NORMALIZED NET PROFIT

Normalized net profit increased by 116m euro from 505m euro in 2003 to 621m euro in 2004. This increase takes into account a negative impact of foreign exchange of (17)m euro.

NORMALIZED EARNINGS PER SHARE

Based on the normalized net profit before goodwill amortization, the normalized earnings per share increased from 1.45 to 1.69 or 16.6%. Excluding the negative euro effect of (0.05) euro per share, the EPS increased by 19.7%.

NON-RECURRING ITEMS

The following one-off items are included in our EBITDA, our profit from operations and our net profit from ordinary activities:

	2004	2003	Change
Normalized EBITDA	2,112	-	-
Business disposal	473	-	-
Restructuring and integration charges	(165)	-	-
Other, principally charge relating to the transaction with Alfa-Eco	(95)	-	-
EBITDA	2,325	-	-

	2004	2003	Change
Normalized profit from operations (EBIT)	1,251	-	-
Business disposal	473	-	-
Restructuring and integration charges	(165)	-	-
Impairment losses (restructuring)	(73)	-	-
Impairment of assets (other)	(81)	-	-
Other, principally charge relating to the transaction with Alfa-Eco	(95)	-	-
Profit from operations	1,310	-	-

	2004	2003	Change
Normalized net profit	621	-	-
Business disposal	405	-	-
Restructuring and integration charges (including restructuring impairment)	(140)	-	-
Impairment of assets (other)	(68)	-	-
Other, principally charge relating to the transaction with Alfa-Eco	(99)	-	-
Net profit	719	-	-

In 2004, InBev and Femsa announced the unwinding of their U.S. and Mexican shareholdings. These transactions generated a profit before taxation of 488m euro and a net profit of 419m euro. InBev performed a strategic review of its operations in Bosnia Herzegovina leading to the decision to stop its industrial operations in this country. This withdrawal will take the form of a sale or a liquidation of our local affiliate leading to a charge of (14)m euro.

In 2004, InBev continued the strategic review of its industrial footprint. This review resulted in management announcing the closure of its Belfast and Manchester breweries in the United Kingdom and its New Westminster brewery in Canada. Total brewery closure costs in 2004 amounted, pre-tax, to (120)m euro and included the write-down of tangible fixed assets to net recoverable value ((73)m euro) and rationalisation costs, including redundancy and associated closure costs ((47)m euro). Post-tax and post-minority, the costs in 2004 amount to (69)m euro.

During the year, InBev continued to review its operating costs and in particular its overheads. This review resulted in management announcing the restructuring of its Canadian operations giving rise to restructuring costs during the year under review amounting to (51)m euro pre-tax and (17)m euro post-tax and post-minority. These costs relate mainly to severance costs and some associated expenses relating to the reorganisation.

Following the combination between Interbrew and AmBev, the company launched a review of its operating model and of its management structure. This review has given rise to integration costs in 2004 amounting to (28)m euro pre-tax and (26)m euro post-tax and post-minority. These costs relate mainly to severance costs ((17)m euro) and also include consulting and other expenses ((11)m euro).

A review of the carrying value of the company's assets resulted in the impairment of certain goodwill, intangible assets, tangible assets and investments. The company's German soft drinks assets were impaired to their net recoverable value leading to a non-cash charge of (20)m euro. The review of the net recoverable value of the distribution rights of the Bass brand in the U.S. acquired in 2003 gave rise to a non-cash impairment charge of (28)m euro. The regular review of the company's Central and Eastern European operations gave rise to the impairment of certain goodwill (pre-tax charge of (6)m euro) and tangible fixed assets (pre-tax charge of (27)m euro). Post-tax and post-minority, these non cash charges amount to (68)m euro in 2004.

On 31 December 2004, InBev reached an agreement with Alfa-Eco whereby InBev will acquire all of Alfa-Eco's holding voting and non-voting shares in Sun Interbrew Ltd.. Alfa-Eco also committed to a number of undertakings. This transaction gave rise to a (100)m euro charge in 2004.

OPERATING ACTIVITIES BY ZONE

The table below shows worldwide sales volumes by zone and country. Volumes include not only brands that we own or license, but also third party brands that we brew as a subcontractor and third party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the global export business are shown separately.

INBEV WORLDWIDE SALES VOLUME

Million hectoliters	2004	2003
NORTH AMERICA		
Canada	9.4	9.7
U.S.A.	6.8	6.3
Cuba	0.8	0.8
	17.0	**16.8**
CENTRAL & SOUTH AMERICA		
Quinsa	4.9	-
Brazil Beer	23.8	-
Brazil Softdrinks	7.7	-
Dominican Republic	0.5	-
Ecuador	0.1	-
Guatemala	0.1	-
Peru	0.8	-
Venezuela	0.8	-
	38.7	**-**
WESTERN EUROPE [1]		
United Kingdom	12.6	13.9
Belgium	6.4	6.5
Netherlands	2.6	2.7
France	2.4	2.5
Luxemburg	0.2	0.2
Germany [2]	10.4	10.2
Italy	1.0	1.0
Export & licenses	3.7	3.2
	39.3	**40.2**
CENTRAL & EASTERN EUROPE		
Central Europe		
Hungary	2.3	2.3
Bulgaria	1.4	1.1
Croatia	1.6	1.7
Romania	2.2	2.0
Serbia-Montenegro	3.6	1.3
Bosnia-Herzegovina	0.1	0.1
Czech Republic	2.6	2.6
	13.8	**11.1**
Eastern Europe		
Russia	13.0	10.8
Ukraine	7.5	6.5
	20.5	**17.3**
	34.3	**28.4**
ASIA PACIFIC		
South Korea	7.5	7.7
China	14.7	2.6
	22.2	**10.3**
Global exports	**2.2**	**2.2**
Total (excluding pro rata share of minority stakes)	**153.7**	**97.9**
Pro rata share of minority stakes (full year) [3]	**8.4**	**9.8**
Total	**162.1**	**107.7**

[1] Includes subcontracting /commercial products: 4.9 m hectoliters in 2004 & 6.1m hectoliters in 2003; the decrease is impacted by the termination of the Heineken contract and mutually agreed termination of a contract with the largest off license group that included a large wholesaling component at a zero margin basis in the UK.
[2] As of 2004, Germany includes the Spaten Group volumes, representing 1.0m hectoliters in 2004 (including 0.3m hectoliters of Spaten Group that are accounted for in Export & licences Western Europe).
[3] Includes Femsa volumes only for 8 months in 2004.

We discuss below our businesses in North America, Central & South America, Western Europe, Central & Eastern Europe and in Asia Pacific, for the years 2004 and 2003. This segmentation has been updated compared to last year, in line with the combination with AmBev and the change in the management structure. Products or services provided other than malt-based beverages represent less than 10% of the company's turnover, profit from operations and net assets, which is why its chosen segment reporting is geographical segments. However and on a voluntary basis, we provide some separate segmental information for beer and soft drinks in Brazil as soft drinks represent a significant part of InBev's business in that geographical area.

The amounts presented and discussed below do not reflect the operations of holding companies & global export. In 2004 and 2003, holding companies & global exports accounted for 95m euro and 49m euro in normalized EBITDA respectively, and 77m euro and 44m euro in normalized profit from operations respectively. This increased profitability on EBITDA level is due to the decreased fixed administrative costs and increased group fees and royalties in holding companies.

The invested capital of the holding companies and global exports increased from 109m euro in 2003 to 227m euro in 2004 mainly driven by the transfer of the goodwill related to Becks acquisition to several entities.

NORTH AMERICA

	2004	2003	Change
Net turnover	1,852	1,849	0.2%
Normalized EBITDA(*)	426	387	10.1%
EBITDA	810	387	109.3%
Normalized profit from operations(**)	301	272	10.7%
Profit from operations	632	272	132.4%
Normalized invested capital	1,677	1,845	(9.1)%
Invested capital	1,510	1,845	(18.2)%
Normalized ROIC	17.7%	14.9%	280bp
ROIC	37.7%	14.9%	2,280bp

(*) Before one-off business disposal gains of 488m euro and one-off restructuring costs of (89)m euro.

(**) Before one-off business disposal gains of 488m euro, one-off restructuring costs of (89)m euro and one-off impairment charges of (54)m euro.

Net turnover increased by 3m euro, despite a currency impact of (88)m euro, due to the strengthening of the euro versus the Canadian and US dollar. Of the remaining increase of 91m euro, (24)m euro is related to the termination of the contracts with Carlsberg in Canada and U.S.A. and Guinness in Canada. The remaining increase of 115m euro is attributable to organic growth, representing 6.2%, mainly fueled by a strong recovery of our brands in the U.S.A., in particular Beck's, the European portfolio, the low carb variant of Rolling Rock and positive pricing & mix effects in both Canada and the U.S..

Normalized profit from operations increased by 29m euro. This includes a negative currency impact of (14)m euro and a negative scope impact of (25)m euro. The organic growth of 68m euro, or 25%, is due to the top-line growth in U.S.A. and savings achieved across all functions and business units in Canada as the organization challenged every expenditure. These initiatives to cut costs helped to offset the softness in volume caused mainly by the growth of the value segment in Ontario in which we chose to limit our presence. 2003 was also negatively impacted by costs associated with a strike. These costs did not affect 2004.

The normalized ROIC increased by 280bp which was driven by higher profit from operations combined with the invested capital decrease in Canada due to the disposal of Femsa partly off-set by the re-allocation of part of the Becks goodwill to our U.S.A. operations.

CENTRAL & SOUTH AMERICA

	2004	2003	Change
Net turnover	1,205	-	-
Normalized EBITDA	476	-	-
EBITDA	476	-	-
Normalized profit from operations	375	-	-
Profit from operations	375	-	-
Normalized invested capital	1,577	-	-
Invested capital	1,577	-	-
Normalized ROIC	20.0%	-	-
ROIC	20.0%	-	-

Net turnover during 4 months of 2004 (September - December) reached 1,205m euro which is fully disclosed as a scope variance. The main focus for these months was mainstream brand share recovery and the launch of the "summer plan" which was a success. Beer market share in Brazil is back to 68.1%. Consumers reacted well to the price increase in cans and returnable bottles in November and December 2004. Competitors have followed our movements in major areas. Commodity prices (PET, aluminium) and glass prices increase negatively affected performance. In Soft Drinks we gained 0.5% in December 2004 (0.1% in Antarctica portfolio and 0.4% in the Pepsi portfolio) to close 2004 at 17.2%.

All HILA (Hispanic Latin America) countries (except Guatemala and Nicaragua) gained or maintained market share and delivered EBITDA in or above expectations. Greenfield operations (Peru and Dominican Republic) are moving ahead rapidly with construction of new plants (with launches now estimated for April-May and June-July 2005 respectively). Brahma was successfully launched in Ecuador at price parity to leading brand. However we lost momentum in Guatemala resulting from third party distributor problems (brand equity is still strong). HILA Quinsa results were also above expectations with gains in Bolivia and Paraguay offset by lesser performance in Argentina, Uruguay and Chili. Market share in Argentina closed at 78.8% in beer and 19.1% in soft drinks, remaining stable in the other countries.

Profit from operations reached 375m euro for the same period fuelled by the increased efficiency and capacity utilisation and decreased variable costs per Hl. It should be noted that the beer and soft drinks businesses in Central & South America are seasonal like in the rest of the world. The 4 months included in our 2004 results are therefore not necessarily representative for the full year results.
The normalized ROIC reached 20.0% in 2004.

WESTERN EUROPE

	2004	2003	Change
Net turnover	3,464	3,523	(1.7)%
Normalized EBITDA(*)	684	685	(0.1)%
EBITDA	646	685	(5.7)%
Normalized profit from operations(**)	329	334	(1.5)%
Profit from operations	223	334	(33.2)%
Normalized invested capital	2,857	3,833	(25.5)%
Invested capital	2,815	3,833	(26.6)%
Normalized ROIC	10.8%	8.3%	250bp
ROIC	8.8%	8.3%	50bp

(*) Before one-off restructuring costs of (38)m euro.
(**) Before one-off restructuring costs of (38)m euro and one-off impairment charges of (68)m euro.

Net turnover decreased by (59)m euro, despite a positive currency impact of 16m euro. The net impact of acquisitions and divestitures in Western Europe (exclusion of Heineken from the portfolio in the UK, the mutually agreed termination of a contract with the largest off license group that included a large wholesaling component at a zero margin basis in UK and the acquisition of the Spaten Group in Germany), account for a net turnover decrease of (73)m euro. The remaining decrease of (2)m euro represents an organic decline of (0.1)%. This organic decline resulted from the volume drop in the zone of (2.1)% due to the tough market conditions across the regions such as soft industry volumes where the poor summer of 2004 suffered from the comparison with the exceptional summer of 2003, low consumer confidence, in particular in Germany, and intensified competition in particular in the UK and Germany. However the disappointing volume performance was partly off-set by positive pricing in all regions.

Normalized profit from operations decreased by (5)m euro compared to last year. This decrease is the combined effect of scope changes for 5m euro, a currency impact of 2m euro, and an organic decline of (12)m euro, or (3.4)%. Strong cost control across the regions was not enough to off-set the volume loss in Western Europe.

The increase of 250bp of the normalized ROIC is explained by the decrease of the invested capital due to the partial re-allocation of the Becks goodwill to U.S.A. and Export.

CENTRAL & EASTERN EUROPE

	2004	2003	Change
Net turnover	1,253	1,022	22.6%
Normalized EBITDA(*)	269	232	15.9%
EBITDA	260	232	12.1%
Normalized profit from operations(**)	124	113	9.7%
Profit from operations	82	113	(27.4)%
Normalized invested capital	1,224	960	27.5%
Invested capital	1,184	960	23.3%
Normalized ROIC	8.3%	9.0%	(70)bp
ROIC	6.2%	9.0%	(280)bp

(*) Before one-off restructuring income of 5m euro and other one-off charges of (14)m euro.
(**) Before one-off restructuring income of 5m euro, one-off impairment charges of (33)m euro and other one-off charges of (14)m euro.

Net turnover increased by 231m euro, or 22.6%, from 1,022m euro in 2003 to 1,253m euro in 2004. Currency impact accounted for (39)m euro, and the impact of change in scope was 76m euro (impact of the acquisition of Apatin in Serbia in September 2003). Organic growth increased net turnover by 194m euro, or 19.0%. This organic growth is mainly a result of the overall organic volume growth of 12.1% fuelled by Eastern Europe where we gained significant market share in particular during the first three quarters of the year and by the lower margin markets in Central Europe (Romania and Bulgaria). On the other hand, net turnover was negatively affected by the volume decline in the more profitable markets in Central Europe (Hungary and Croatia). In spite of the negative country mix in Central Europe, net turnover grew faster than the volume due to the positive pricing and product mix mainly in Eastern Europe.

In 2004, normalized profit from operations increased by 11m euro, or 9.7%, rising from 113m euro in 2003 to 124m euro in 2004. A negative currency impact accounts for (5)m euro. The remaining 16m euro includes a scope impact of 7m euro and represents an organic growth of 9m euro or 8.7%. This normalized profit from operations growth is driven by top line growth partly off-set by the increased variable costs and commercial spendings.

The decrease of (70)bp of the normalized ROIC is mainly explained by the acquisition of Apatin Brewery and capital expenditures mainly in Eastern Europe partly off-set by the increased normalized profit from operations driven by Eastern Europe.

ASIA PACIFIC

	2004	2003	Change
Net turnover	642	496	29.4%
Normalized EBITDA	162	145	11.7%
EBITDA	162	145	11.7%
Normalized profit from operations	45	76	(40.8)%
Profit from operations	45	76	(40.8)%
Normalized invested capital	1,462	664	120.2%
Invested capital	1,462	664	120.2%
Normalized ROIC	5.0%	10.6%	(560)bp
ROIC	5.0%	10.6%	(560)bp

Net turnover increased by 146m euro, including a currency impact of (31)m euro, due to the strengthening of the euro versus the Korean Won. Of the remaining increase of 177m euro, 179m euro is related mainly to the acquisitions of the Lion Group and Shejiang Shiliang Brewery Company. The remaining decrease of (2)m euro is attributable to organic decline representing (0.4)%, mainly fuelled by the general decline in the South Korean beer market and by a weakening of our market share in that country. The organic net turnover growth of 9.7% in China was not enough to off-set the organic net turnover decline in South Korea of (1.4)%.

Profit from operations decreased by (31)m euro. This was the net result of a negative currency impact of (5)m euro, a negative scope impact of (28)m euro (goodwill amortization on the acquisition of the additional stake in Oriental Brewery in January 2004) and an organic growth of 2m euro, or 2.2% which was mainly realized in China and explained by top line growth.

The decrease in ROIC of (560)bp is driven by the significant increase in invested capital due to the acquisition of the additional 44.16% stake in Oriental Brewery in Korea and Lion Group and Zhejiang Shiliang Brewery Company in China with flat organic growth of profit from operations.

LIQUIDITY POSITION AND CAPITAL RESOURCES

CASH FLOWS

Our cash flow from operating activities increased from 1,151m euro in 2003 to 1,384 euro in 2004, or 20.2%. The growth in cash generated from the operations of 433m euro was partly off-set by higher interest and taxes paid and lower dividends received.

The evolution of the cash used in investment activities from (939)m euro in 2003 to (503)m euro in 2004, or (46.4)% is mainly driven by sales proceeds received on the Femsa disposal partly off-set by the increased investments in acquisition of subsidiaries and plant and equipment.

The cash flow from our financing activities decreased from 73m euro in 2003 to (361)m euro in 2004, impacted by higher dividend pay out, movement in proceeds and repayments from borrowings and cash outflow for repurchase of treasury shares in Brazil and Argentina.

CAPITAL EXPENDITURES AND ACQUISITIONS

We spent 725m euro in 2004 and 595m euro in 2003 on acquiring capital assets. In 2004, out of the total capital expenditures, approximately 74% was used to improve our production facilities and/or the purchase of returnable packaging, while 17% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

On acquiring businesses, we spent 911m euro in 2004 and 445m euro in 2003. As already mentioned above, our principal investments in 2004 were the combination with the AmBev Group, the acquisition of Spaten Group in Germany, 44.16% stake in Oriental Brewery in Korea, acquisition of Zhejiang Shiliang Brewery Company and of the remaining 50% stake of the Lion Group in China, together with increases of some majority stakes. Our major divestment in 2004 was the unwinding of the U.S. and Mexican cross-shareholdings as well as the reassignment of the distribution rights held by the parties' U.S. joint venture to the U.S. subsidiary of the Mexican brewer. Our principal investments in 2003, were Apatin in Serbia and K.K. in China, together with increases of some majority stakes.

CAPITAL RESOURCES AND EQUITY

Our net debt (long- and short-term debt, cash and deposits) as at 31 December 2004 was 3,271m euro as compared with a 2003 net debt of 2,434m euro. The evolution is mainly due to the scope change (mainly Central & South America) which contributed 1,172m euro of net debt. Organically net debt decreased by 223m euro and the effect of currency evolution amounted to a decrease of 112m euro.

Consolidated capital and reserves as at 31 December 2004 was 8,530m euro, compared with 4,720m euro at the end of 2003. In line with the strengthening of the euro, a foreign exchange translation adjustment of (106)m euro was booked. Explanations on equity movements can be found in note 20 to the consolidated financial statements.

MANAGING MARKET RISK

The principal categories of market risk we face are changes in foreign exchange rates, interest rates and commodity prices. Our focus is to understand each of these risks in particular as well as on an interconnected basis, and to define strategies to mitigate the economic impact on the group's performance in line with the Financial Risk Management Policy of the group. Our Risk Management Committee, which includes our Chief Financial Officer, meets on a monthly basis and is responsible for reviewing the results of our risk assessment, approving recommended risk management strategies, monitoring compliance with our Financial Risk Management Policy and reporting to the Finance Committee of the Board. Please refer to note 26 of the consolidated financial statements for more information.

RESEARCH & DEVELOPMENT

In 2004, we invested 14m euro in research and development compared to 14m euro in 2003. Part of this was invested in the area of market research, but the majority is related to innovation in the areas of process optimisation especially as it pertains to capacity, new product developments and packaging initiatives. Knowledge management and learning is also an integral part of research and development and a lot of value is placed on collaborations with universities and other industries to continuously enhance our knowledge.

Consolidated financial statements and notes

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December
Million euro

	Notes	2004	2003
Net turnover		**8,568**	**7,044**
Cost of sales		(3,996)	(3,385)
Gross Profit		**4,572**	**3,659**
Distribution expenses		(953)	(778)
Sales and marketing expenses		(1,544)	(1,377)
Administrative expenses		(728)	(615)
Other operating income/expenses	4	(96)	(50)
Profit from operations, before non-recurring items		**1,251**	**839**
Non-recurring items	5	59	-
Profit from operations		**1,310**	**839**
Net financing costs	8	(172)	(131)
Income from associates		23	35
Profit before tax		**1,161**	**743**
Income tax expense	9	(263)	(185)
Profit after tax		**898**	**558**
Minority interests		(179)	(53)
Net profit		**719**	**505**
Weighted average number of ordinary shares (million shares)		480	432
Fully diluted weighted average number of ordinary shares (million shares)		483	434
Year-end number of ordinary shares (million shares)		576	432
Basic earnings per share		1.50	1.17
Diluted earnings per share		1.49	1.16
Earnings per share before goodwill and non-recurring items		1.69	1.45
Diluted earnings per share before goodwill and non-recurring items		1.68	1.44
Earnings per share before goodwill		1.95	1.45

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

For the year ended 31 December
Million euro

	2004	2003
Foreign exchange translation differences	(106)	(342)
Cash flow hedges:		
Effective portion of changes in fair value	(18)	10
Transferred to the income statement	4	(8)
Net result recognized directly in equity	**(120)**	**(340)**
Net profit	719	505
Total recognized gains	**599**	**165**

CONSOLIDATED BALANCE SHEET

As at 31 December Million euro	Notes	2004	2003
ASSETS			
Non-current assets			
Property, plant and equipment	11	5,298	3,342
Goodwill	12	7,459	3,744
Intangible assets other than goodwill	13	246	228
Interest-bearing loans granted		49	9
Investments in associates	14	6	443
Investment securities	15	274	247
Deferred tax assets	16	743	169
Employee benefits	23	39	31
Trade and other receivables	18	550	324
		14,664	**8,537**
Current assets			
Interest-bearing loans granted		11	2
Investment securities	15	2	-
Inventories	17	847	460
Income tax receivable		119	30
Trade and other receivables	18	1,977	1,509
Cash and cash equivalents	19	976	445
		3,932	**2,446**
Total assets		**18,596**	**10,983**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	20	444	333
Share premium	20	6,471	3,215
Reserves	20	(353)	(232)
Retained earnings	20	1,968	1,404
		8,530	**4,720**
Minority interests		**412**	**410**
Non-current liabilities			
Interest-bearing loans and borrowings	22	2,217	2,200
Employee benefits	23	371	300
Trade and other payables	25	401	40
Provisions	24	502	200
Deferred tax liabilities	16	314	251
		3,805	**2,991**
Current liabilities			
Bank overdrafts	19	100	85
Interest-bearing loans and borrowings	22	2,074	612
Income tax payables		310	122
Trade and other payables	25	3,284	1,956
Provisions	24	81	87
		5,849	**2,862**
Total liabilities		**18,596**	**10,983**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

Million euro	2004	2003
OPERATING ACTIVITIES		
Net profit from ordinary activities	719	505
Depreciation	621	504
Amortization and impairment of goodwill	216	120
Amortization of intangible assets	49	37
Impairment losses (other than goodwill)	135	(1)
Write-offs on non-current and current assets	3	1
Unrealized foreign exchange losses/(gains)	(25)	26
Net interest (income)/expense	196	107
Net investment (income)/expense	(39)	(5)
Loss/(gain) on sale of investment in associates	(488)	-
Loss/(gain) on sale of plant and equipment	(31)	(19)
Loss/(gain) on sale of intangible assets	3	-
Income tax expense	263	185
Income from associates	(23)	(35)
Minority interests	179	53
Profit from operations before changes in working capital and provisions	**1,778**	**1,478**
Decrease/(increase) in trade and other receivables	(194)	-
Decrease/(increase) in inventories	(63)	(25)
Increase/(decrease) in trade and other payables	329	-
Increase/(decrease) in provisions	(60)	(96)
Cash generated from operations	**1,790**	**1,357**
Interest paid	(252)	(139)
Interest received	75	33
Dividends received	8	58
Income tax (paid)/received	(237)	(158)
CASH FLOW FROM OPERATING ACTIVITIES	**1,384**	**1,151**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	135	83
Proceeds from sale of intangible assets	-	3
Proceeds from sale of investments	1,155	100
Repayments of loans granted	3	7
Sale of subsidiaries, net of cash disposed of	7	-
Acquisition of subsidiaries, net of cash acquired	(899)	(383)
Acquisition of property, plant and equipment	(812)	(544)
Acquisition of intangible assets	(48)	(137)
Acquisition of other investments	(12)	(62)
Payments of loans granted	(32)	(6)
CASH FLOW FROM INVESTING ACTIVITIES	**(503)**	**(939)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	29	7
Purchase of own shares of an affiliate	(74)	-
Reimbursement of capital	(6)	-
Proceeds from borrowings	4,941	6,228
Repayment of borrowings	(5,015)	(5,985)
Payment of finance lease liabilities	(7)	(9)
Dividends paid	(229)	(168)
CASH FLOW FROM FINANCING ACTIVITIES	**(361)**	**73**
Net increase/(decrease) in cash and cash equivalents	**520**	**285**
Cash and cash equivalents less bank overdrafts at beginning of year	360	93
Effect of exchange rate fluctuations	(4)	(18)
Cash and cash equivalents less bank overdrafts at end of year	**876**	**360**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

InBev SA is a company domiciled in Belgium. The consolidated financial statements of the company for the year ended 31 December 2004 comprise the company and its subsidiaries (together referred to as "InBev" or the "company") and the company's interest in associates and jointly controlled entities. The financial statements were authorized for issue by the board of directors on 1 March 2005.

(A) STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union up to 31 December 2004. InBev has not applied any standards and interpretations issued up to 31 December 2004 but with an effective date after 31 December 2004.

(B) BASIS OF PREPARATION

The financial statements are presented in euro, rounded to the nearest million. They are prepared on the historical cost basis except for derivative financial instruments, investments held for trading and investments available-for-sale which are stated at fair value. Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies have been applied consistently, except for accounting for jointly controlled entities (refer to note 10).

The consolidated financial statements are prepared as of and for the period ending 31 December 2004.

They are presented before the effect of the profit appropriation of the parent company proposed to the general assembly of shareholders.

(C) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which InBev, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies' activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities are consolidated using the proportionate method of consolidation (refer to note 10).

Associates are undertakings in which InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When InBev's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that InBev has incurred obligations in respect of the associate.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

A listing of the company's significant subsidiaries, jointly controlled entities and associates is set out in note 32.

(D) FOREIGN CURRENCIES

(1) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

(2) Financial statements of foreign operations

The company's foreign operations are considered as foreign entities. Accordingly, assets and liabilities are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign entities, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to "Translation reserves" in Capital and Reserves.

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, related income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the financial statements are re-measured into euro as if it was the operation's measurement currency.

As a result, non-monetary assets, liabilities and related income statement accounts are re-measured using historical rates in order to produce the same result in terms of the reporting currency that would have occurred if the underlying transaction was initially recorded in this currency.

(3) Exchange rates
The following exchange rates have been used in preparing the financial statements.

1 euro equals:	Closing rate		Average rate	
	2004	2003	2004	2003
Canadian dollar	1.641599	1.623400	1.614015	1.588065
Pound sterling	0.705050	0.704800	0.679036	0.688366
US dollar	1.362101	1.263000	1.236906	1.122129
South Korean won	1,410.437236	1,506.0241	1,424.501	1,338.6881
Mexican peso	15.225567	14.186611	14.00855	12.062581
Russian ruble	37.810042	36.824275	35.65825	34.491084
Ukrainian hryvnia	7.217455	6.662225	6.561292	5.960825
Hungarian forint	245.941958	262.467192	251.8892	252.397779
Bulgarian lev	1.955898	1.955699	1.953026	1.949686
Romanian lei	39,389.9288	41,152.2634	40,669.7494	37,290.2424
Chinese yuan	11.273449	10.453472	10.23803	9.287983
Croatian kuna	7.649705	7.649529	7.494735	7.559950
Serbian dinar	78.883016	68.310677	71.9528	64.850843
Brazilian real	3.615564	3.643054	3.591348	3.416701
Argentinan peso	4.052586	3.704376	3.763303	3.313672

(E) INTANGIBLE ASSETS

(1) Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

(2) Other intangible assets
Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M). Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

(3) Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(4) Amortization
Intangible assets are amortized using the straight-line method over their estimated useful lives. Supply rights are generally amortized over 5 years. Licenses, brewing and distribution rights are amortized over the period in which the rights exist.

(F) GOODWILL

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the company's share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associate at the date of acquisition.

Goodwill is amortized using the straight-line method over its estimated useful life. Goodwill which arose on the acquisition of the strategically important main breweries in Central & South America, Canada, UK and Germany is amortized over 40 years. Goodwill arising on the acquisition of other breweries is amortized over 20 years, goodwill arising on the acquisition of distribution companies is amortized over 5 years.

Goodwill arising on acquisitions agreed on or after 31 March 2004, is not amortized but will be subject to an impairment test on an annual basis and whenever there is an indicator that the unit to which the goodwill has been allocated, may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

Goodwill is stated at cost less accumulated amortization and impairment losses (refer accounting policy M).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

(2) Negative goodwill

Negative goodwill represents the excess of the fair value of the company's share of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses which are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, it is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the income statement over the weighted average useful life of those assets that are depreciable/amortizable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the income statement. The carrying amount of negative goodwill is deducted from the carrying amount of goodwill.

In respect of associates, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associate.

(G) PROPERTY, PLANT AND EQUIPMENT

(1) Owned assets

All property, plant and equipment is recorded at historical cost less accumulated depreciation and impairment losses (refer accounting policy M). Cost includes the purchase price and other direct acquisition costs (e.g. non refundable tax, transport). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

(2) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. Repairs and maintenance, which do not increase the future economic benefits of the asset to which they relate, are expensed as incurred.

(3) Depreciation

Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The rates used are as follows:

Industrial buildings	20 years
Production plant and equipment:	
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years
Returnable packaging:	
Kegs	10 years
Crates	10 years
Bottles	5 years

Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years
Other real estate properties	33 years

Land is not depreciated as it is deemed to have an infinite life.

(H) ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer accounting policy G) and impairment losses (refer accounting policy M).

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is charged to the income statement as a finance charge over the lease period. Property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset (refer accounting policy G).

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(I) INVESTMENTS

Each category of investment is accounted for at trade date.

(1) Investments in equity securities

Investments in equity securities are undertakings in which InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available for sale financial assets and are recorded at their fair value unless the fair value cannot be reliably determined in which case they are carried at cost less impairment losses. Impairment charges are recognized in the income statement. Changes in fair value are recognized through equity. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to income.

(2) Investments in debt securities

Investments in debt securities classified as trading or as being available for sale are stated at fair value, with any resulting gain or loss respectively recognized in the income statement or through equity. The fair value of such investments is their quoted bid price at the balance sheet date. Impairment charges are recognized in the income statement.

Investments in debt securities classified as held to maturity are stated at amortized cost.

(3) Other investments

Other investments held by the company are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss recognized through equity. Impairment charges are recognized in the income statement.

(J) INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined by the weighted average method.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling costs.

(K) TRADE RECEIVABLES

Trade receivables are carried at cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

(L) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

(M) IMPAIRMENT

The carrying amounts of the company's assets, other than inventories (refer accounting policy J) and deferred tax assets (refer accounting policy S), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and for goodwill amortized over a period exceeding twenty years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

(1) Calculation of recoverable amount

The recoverable amount of the company's investments in debt securities and receivables originated by the company is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(2) Reversal of impairment

An impairment loss in respect of investments or receivables originated by the company is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature, which is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(N) SHARE CAPITAL

(1) Repurchase of share capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(2) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(O) PROVISIONS

Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(1) Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for.

(2) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(P) EMPLOYEE BENEFITS

(1) Post employment benefits

Post employment benefits include pensions, post employment life insurance and medical care benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant companies, taking account of the recommendations of independent actuaries. InBev maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred.

b) Defined benefit plans

For defined benefit plans, the pension accounting costs are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement consist of current service cost, interest cost, the expected return on any plan assets, actuarial gains and losses and past service costs.

The pension obligations recognized in the balance sheet are measured as the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. Actuarial gains and losses comprise the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. All actuarial gains and losses exceeding a corridor of 10% of the higher of the fair value of plan assets and the present value of the defined benefit obligations are recognized in the income statement over the average remaining service lives of employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Past service costs are recognized as an expense over the average period until the benefits become vested, unless they are already vested following the introduction of or changes to a defined benefit plan, in which case the past service costs are recognized as an expense immediately.

Where the calculation results in a benefit to the company, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(2) Other post-retirement obligations

Some InBev companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans and determined by independent qualified actuaries.

(3) Equity and equity-related compensation benefits

Different stock option programs allow company employees, company senior management and members of the board to acquire shares of the company and some of its affiliates. The option exercise price equals the average market price of the underlying shares in the thirty trading days preceding the offer date. No compensation cost or obligation is recognized. When the options are exercised, equity is increased by the amount of the proceeds received.

(4) Bonuses

Bonuses received by company employees and management are based on financial key indicators. The estimated amount of the bonus is recognized as an expense in the year.

(Q) INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of borrowings on an effective interest rate basis.

(R) TRADE AND OTHER PAYABLES

Trade and other payables are stated at cost.

(S) INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently or substantially enacted tax rates are used to determine deferred income tax. Under this method the company is required to make a provision for deferred income tax on the difference between the fair values of the net assets acquired and their tax base as a result of a business combination.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(T) REVENUE

(1) Goods sold and services rendered

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods.

(2) Rental income

Rental income is recognized on a straight-line basis over the term of the lease.

(3) Financial income

Financial income comprises interest receivable on funds invested, dividend income, royalty income, foreign exchange gains and gains on hedging instruments that are recognized in the income statement (refer accounting policy V).

Interest, royalties and dividends arising from the use by others of the company's resources are recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the revenue can be measured reliably. Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreement. Dividend income is recognized in the income statement on the date that the dividend is declared.

(4) Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the cost of an asset are recognized in the income statement as revenue on a systematic basis over the useful life of the asset.

(U) EXPENSES

(1) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses, and losses on hedging instruments that are recognized in the income statement (refer accounting policy V).

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(2) Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy E).

(V) DERIVATIVE FINANCIAL INSTRUMENTS

The company uses derivative financial instruments primarily to reduce the exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. The company's policy prohibits the use of derivatives for speculation. The company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resulting unrealized gain or loss depends on the nature of the item being hedged.

The fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm's length transaction.

(1) Cash flow hedges

Where a derivative financial instrument hedges the variability in cash flows of a recognized liability, a firm commitment or a forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity. When the firm commitment or the forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealized gain or loss (at that point) remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss recognized in equity is recognized in the income statement immediately.

(2) Hedging of recognized assets and liabilities

Where a derivative financial instrument hedges the variability in fair value of a recognized receivable or payable, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

(3) Hedging of net investment in foreign operations

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to euro are recognized directly in "Translation reserves" in shareholders' equity.

Where a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in "Translation reserves" in shareholders' equity, and the ineffective portion is reported in the income statement.

(W) SEGMENT REPORTING

A segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Products or services provided other than malt-based beverages represent less than 10% of the company's turnover, profit from operations and net assets, which is why its chosen segment reporting format is geographical segments. Making a segmentation between the different beers produced is not part of the internally reported financial information and is not feasible especially while the same installations are used to produce the different types of beer and while brand differential between "premium", "specialties" and "standard lager" is different from one geographical market to another for the same brand.

(X) DISCONTINUING OPERATIONS

A discontinuing operation is a clearly distinguishable component of the company's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. SEGMENT REPORTING

Segment information is presented in respect of the company's geographical segments based on location of customers. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	North America		Central & South America		Western Europe		Central & Eastern Europe		Asia Pacific		Holding companies and global export		Consolidated	
Million euro	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net turnover	**1,852**	**1,849**	**1,205**	**-**	**3,464**	**3,523**	**1,253**	**1,022**	**642**	**496**	**152**	**154**	**8,568**	**7,044**
EBITDA	**810**	**387**	**476**	**-**	**646**	**685**	**259**	**232**	**162**	**145**	**(28)**	**49**	**2,325**	**1,498**
Profit from operations	**632**	**272**	**375**	**-**	**223**	**334**	**82**	**113**	**45**	**76**	**(47)**	**44**	**1,310**	**839**
Net financing costs													(172)	(131)
Income from associates													23	35
Income tax expense													(263)	(185)
Minority interests													(179)	(53)
Net profit													**719**	**505**
Segment assets	2,085	1,937	5,549	-	5,170	5,491	1,499	1,388	1,760	825	679	365	16,742	10,006
Investments in associates													6	443
Inter-segment eliminations													(356)	(388)
Non-segmented assets													2,204	922
Total assets													**18,596**	**10,983**
Segment liabilities	545	472	1,120	-	2,048	1,637	317	333	288	175	454	251	4,772	2,868
Inter-segment eliminations													(356)	(388)
Non-segmented liabilities													14,180	8,503
Total liabilities													**18,596**	**10,983**
Gross capital expenditure	69	162	143	-	293	295	277	173	60	45	19	6	861	681
Impairment losses	54	-	3	-	68	-	35	-	-	3	3	-	163	3
Reversal of impairment losses	-	-	(1)	-	(1)	(4)	-	-	-	-	-	-	(2)	(4)
Depreciation	73	78	73	-	270	256	132	115	69	51	3	3	620	503
Amortization	51	37	28	-	86	99	10	4	48	15	16	2	239	157
Additions to provisions	3	-	19	-	12	17	2	3	5	8	2	11	43	39
Reversal of provisions	-	-	-	-	9	18	-	2	1	3	5	-	15	23

In line with the new management structure, a new zone, Central & South America, is put in place.

3. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

Million euro	2004 Acquisitions	2004 Disposals	2003 Acquisitions	2003 Disposals
Non-current assets				
Property, plant and equipment	2,041	(4)	123	-
Intangible assets other than goodwill	44	-	6	-
Interest-bearing loans granted	23	-	1	-
Investments in associates	1	-	-	-
Investment securities	182	(3)	-	-
Deferred tax assets	484	-	1	-
Employee benefits	6	-	-	-
Trade and other receivables	230	-	-	-
Current assets				
Interest-bearing loans granted	3	-	-	-
Investment securities	9	-	-	-
Inventories	305	-	24	-
Income tax receivable	62	-	-	-
Trade and other receivables	385	(1)	25	-
Cash and cash equivalents	309	-	119	-
Minority interests	(250)	-	(40)	-
Non-current liabilities				
Interest-bearing loans and borrowings	(1,310)	-	(5)	-
Trade and other payables	(78)	-	-	-
Employee benefits	(81)	-	-	-
Provisions	(346)	-	(3)	-
Deferred tax liabilities	(45)	-	(2)	-
Current liabilities				
Interest-bearing loans and borrowings	(366)	3	(2)	-
Income tax payables	(48)	-	(3)	-
Trade and other payables	(911)	2	(37)	-
Provisions	(14)	-	(2)	-
Net identifiable assets and liabilities	**635**	**(3)**	**205**	**-**
Goodwill on acquisition	3,525	-	166	-
Goodwill on shareholdings increases	635	-	92	-
Decrease of minority shareholdings	138	-	61	-
Loss/(gain) on disposal	-	(4)	-	-
Part of acquisitions settled in shares	(3,342)	-	-	-
Part of acquisitions paid in the previous year	(51)	-	(22)	-
Part of acquisitions to be paid	(322)	-	-	-
Consideration paid/(received), satisfied in cash	**1,218**	**(7)**	**502**	**-**
Cash (acquired)/disposed of	(319)	-	(119)	-
Net cash outflow/(inflow)	**899**	**(7)**	**383**	**-**

The following major transactions took place:

- On 7 January 2004, Merill Lynch International exercised its European-style put option to InBev for a strike price of 612m euro, covering 100% control of Hops Cooperatieve U.A.. Hops holds 44.16% of the shares of Oriental Brewery, having acquired these shares from the Doosan Group. The goodwill resulting from this transaction amounts to 478m euro, amortized over 20 years. In addition to the above, InBev concluded an agreement with the Doosan Group regarding the payment of a potential additional consideration, which was contingent on certain economic triggers being met on 1 January 2005. This additional consideration amounts to 40.9m euro payable in 3 installments in 2005 – 2006 – 2007. The economic trigger being met is the decrease of the Korean beer tax rate, which will have a positive impact on the results of our Korean affiliate.

- On 16 January 2004, InBev closed its transaction with the Malaysian Lion Group, to acquire a controlling interest in the Lion Group's beer business in China. The Lion Group has majority stakes in eleven breweries. The total consideration for 100% of the Lion Group's interests in its brewery companies is 263m US dollar. On completion, InBev paid to the Lion Group 131.5m US dollar for a 50% interest, as well as a deposit of 52.6m US dollar to secure our call option over the Lion Group's remaining 50% interest. The acquisition of the first 50% stake resulted in goodwill of 85m euro, amortized over 20 years. On 20 September 2004, InBev acquired the remaining 50% stake of the Lion Group for a cash consideration of 131.5m US dollar, which gave rise to an additional goodwill of 74m euro, also amortized over 20 years.

  As both transactions with the Lion Group were agreed on 16 January 2004, IAS 22 still applies to both transactions. Consequently, the Lion Group is included in the 2004 accounts, using the purchase method of accounting under IAS 22.

  Due to the complexity of the acquired business, the fair values of the identifiable assets and liabilities are still provisional as of 31 December 2004 and are subject to possible revisions in 2005.

- During the first half of 2004, InBev acquired an 11.6% additional stake in Apatinska Pivara Apatin, for a total consideration paid of 43m euro. The resulting goodwill amounts to 25.4m euro and will be amortized over 20 years.

- On 2 March 2004, the board of directors authorized the signing of a series of agreements, which should lead to the acquisition of a 100% interest in a company holding directly and indirectly 52.8% of the voting shares of Companhia de Bebidas das Américas ("AmBev").

  On 27 August 2004, Interbrew and AmBev closed the transaction authorized by the board of directors on 2 March 2004, to combine Interbrew and AmBev, creating InBev. The transaction consisted of several steps:

  - InBev issued 141.7 million new shares in exchange for 100% of Tinsel Investments SA, which indirectly holds approximately 22.5% economic interest and 52.8% voting interest in AmBev.

  - InBev transferred Labatt (comprising 1.3 billion Canadian dollar of third party net debt) to AmBev, in exchange for approximately 7.9 billion new AmBev common shares and 11.4 billion new AmBev preferred shares.

  - Following the closing of the deal, and in accordance with Brazilian law, InBev informed the market on 2 September 2004 that a mandatory tender offer (MTO) on all remaining outstanding common shares of AmBev will be executed. The tender offer will take place for a price in reals equivalent to 353.28 euro for each thousand common shares of AmBev. The MTO price corresponds to 80% of 441.60 euro, which was the value attributed to each thousand common shares of AmBev in the transfer of control transaction (see also section 31 on subsequent events).

  As a result of this combination and assuming full participation by the public float of AmBev in the MTO, InBev will own approximately 31.1 billion AmBev shares (19.7 billion voting and 11.4 billion non-voting), representing approximately a 55.6% economic interest and an 83.9% voting interest.

  The above described transaction is included in the 2004 accounts, using the purchase method of accounting under IAS 22. The resulting goodwill amounts to 2,991m euro and will be amortized over 40 years. Due to the complexity of the transaction, the fair values of the identifiable assets and liabilities are still provisional as of 31 December 2004, and are subject to possible revisions in 2005.

- On 24 May 2004, InBev and Fomento Economico Mexicano SA de CV ("FEMSA") agreed the unwinding of their U.S. and Mexican cross-shareholdings as well as the reassignment of the distribution rights held by the parties' U.S. joint venture to a U.S. subsidiary of the Mexican brewer. On 31 August 2004, InBev and FEMSA have closed the transaction announced on 24 May 2004. Under the transaction, InBev sold to FEMSA its 30% interest in Femsa Cerveza SA de CV ("CCM"), a subsidiary of FEMSA. Concurrently, InBev's U.S. subsidiary, Labatt U.S.A. L.L.C. ("LUSA") assigned the U.S. distribution rights for CCM brands to Wisdom Imports Sales Company L.L.C. ("Wisdom"), a subsidiary of CCM, for the redemption of Wisdom's 30% interest in LUSA. Total consideration paid in the transaction was 1,245 million US dollar in cash. InBev now owns 100% of LUSA and FEMSA owns 100% of CCM. LUSA has continued to distribute the CCM brands in the United States for a transitional period of four months after the closing of the transaction under a temporary exclusive distributor agreement with Wisdom. The net after tax gain of the FEMSA sale, taking into account the FEMSA equity pick-up until 31 August 2004, amounts to 419m euro.

- On 21 June 2004, InBev acquired a 70% controlling interest in Zhejiang Shiliang Brewery Company Ltd., for a consideration of 53.2m US dollar. The acquisition is included in the 2004 accounts, using the purchase method of accounting under IFRS 3. The goodwill resulting from this transaction amounts to 41.6m euro, and represents the synergies which will be realized in the combination of the Zhejiang Shiliang Brewery with our other businesses in the Zhejiang province. Due to the complexity of the acquired business, the fair values of the identifiable assets and liabilites are still provisional and subject to possible revisions in 2005. Following the IFRS 3 rules, the goodwill is not amortized, but subject to an impairment test on an annual basis and whenever there is an indicator that the unit to which the goodwill has been allocated, may be impaired.

- On 12 August 2004, InBev and Sun Trade, the controlling shareholders of Sun Interbrew Ltd., announced that they reached an agreement whereby InBev will acquire Sun Trade's voting and economic interests in Sun Interbrew. In addition, the existing Shareholders Agreement between Sun Trade and InBev in relation to Sun Interbrew will be terminated. Based on the amended terms of the agreement (announced on 11 January 2005), InBev is acquiring 10,491,176 voting and 8,891,601 non-voting shares in Sun Interbrew from Sun Trade and its affiliates. The total consideration, including the additional control rights obtained following the termination of the Shareholders Agreement, is valued at 530m euro, based on InBev's share price of 26.51 euro as of the close of the market on 11 August 2004. This total consideration is paid partly in 12,500,001 InBev shares, and partly in cash.

  The transaction was closed on 31 January 2005 and, consequently, is not reflected in the 2004 accounts. On completion, Sun Trade and its affiliates will hold approximateley 2% of InBev's enlarged issued share capital. The goodwill resulting from this transaction amounts to approximately 470m euro and will be reflected in the 2005 accounts. Following IFRS 3, this goodwill will not be amortized, but subject to an impairment test on an annual basis and whenever there is an indicator that the unit to which the goodwill has been allocated, may be impaired.

- On 1 October 2004, the strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten") agreed on 18 September 2003, closed. The acquisition of the Dinkelacker-Schwaben Bräu (Stuttgart) and Mauritius (Zwickau) breweries, also agreed on 18 September 2003, closed on 4 October 2004. Through this transaction, InBev acquires 100% of Dinkelacker-Schwaben Bräu, for a total consideration of 107m euro and 100% of Spaten-Franziskaner Bräu for a 12.8% stake of the enlarged issued share capital of Interbrew Deutschland Holding GmbH. As this transaction was agreed in 2003, it has been reflected in the 2004 accounts, using the purchase method of accounting under IAS 22. The goodwill resulting from this transaction amounts to 365m euro and will be amortized over 40 years. Due to the complexity of the acquired business, the fair values of the identifiable assets and liabilities are still provisional and subject to possible revisions in 2005.

  As part of the strategic partnership with Spaten, InBev granted Spaten a put option on its 12.8% stake of the enlarged issued capital of Interbrew Deutschland Holding GmbH. This option can be exercised from the date of the closing of the transaction, 1 October 2004, until 30 September 2008. The option price is to be determined by the parties in the months following the closing of the transactions based on pre-agreed performance criteria. In accordance with the contract, InBev and Spaten are in the process of finalizing the determination of the option price. The opening balance sheet of Spaten includes a restructuring provision which relates to costs that will be incurred to adjust the structure of the Spaten business to InBev's platform in Germany.

- On 8 November 2004, InBev acquired the remaining 45% interest in Hunan Debier Brewery Company Ltd., for a cash consideration of 18.2m US dollar. This transaction is part of InBev's ongoing integration process of the Lion Group Breweries, acquired early 2004. As part of that initial transaction in January 2004, InBev acquired 55% of the Hunan Debier Brewery; the current transaction contains the remaining 45% of this company. This transaction is included in the 2004 accounts, using the purchase method of accounting under IFRS 3. The goodwill resulting from this transaction amounts to 2.2m euro, and represents the synergies which will be realized in the combination of the Hunan Debier Brewery, with our other business in the Hunan province. Due to the complexity of the acquired business, the fair values of the identifiable assets and liabilities are still provisional and subject to possible revisions in 2005. Following the IFRS 3 rules, the goodwill is not amortized but subject to an impairment test on an annual basis and whenever there is an indicator that the unit to which the goodwill has been allocated, may be impaired.

- On 31 December 2004, InBev reached an agreement with Alfa-Eco, whereby InBev will acquire all of Alfa-Eco's holding of voting and non-voting shares in Sun Interbrew Ltd.. InBev is acquiring 6,065,930 voting and 1,654,269 non-voting shares in Sun Interbrew Ltd. from Alfa-Eco and its affiliates for a cash consideration of 204.7m euro. In addition, Alfa-Eco and its affliates will receive up to 55m euro in recognition of certain commitments being given to InBev by Alfa-Eco. Alfa-Eco will receive a total consideration of up to 259.7m euro. The difference between the fair value of these shares and the price paid for the resolution of other disputes as well as the recognition of the Alfa-Eco commitments, as discussed above, are recorded as non-recurring expenses in the 2004 income statement for an amount of 100m euro. The goodwill resulting from this transaction amounts to approximately 136m euro, and will be reflected in the 2005 accounts. Following the IFRS 3 rules, the goodwill is not amortized but subject to an impairment test on an annual basis and whenever there is an indicator that the unit to which the goodwill has been allocated, may be impaired. On completion of this and the above described transaction with Sun Trade, and taking into consideration market purchases, InBev will own 97.3% of the voting shares and 98.8% of the non-voting shares in Sun Interbrew Ltd., which in total will give it a 98.5% economic interest in Sun Interbrew Ltd.. This transaction closed on 31 January 2005.

4. OTHER OPERATING INCOME/(EXPENSES)

Million euro	2004	2003
Release of unused provisions	15	23
Additions to other provisions	(37)	(30)
Net gain/(loss) on disposal of tangible and intangible assets	30	20
Net rent income/(cost)	24	29
Net other operating income/(expense)	62	28
Goodwill amortization and impairment	(190)	(120)
	(96)	**(50)**
Research and development expenses as incurred	14	14

5. NON-RECURRING ITEMS

Million euro	2004	2003
Business disposal	473	-
Restructuring charges	(158)	-
Impairment losses (restructuring)	(73)	-
Impairment losses (other)	(81)	-
Other	(102)	-
	59	-

The restructuring impairment charges reflect the write-down to zero of our plants in Canada, New Westminster (25m euro) and UK (48m euro), following the decision mid 2004 to close the plants. The other impairment charges include the U.S. Bass rights (28m euro), Germany softdrinks (20m euro), and impairments in Central and Eastern Europe.

As the sales volumes are lower than anticipated in the business plan made at the time of the acquisition of the rights, an impairment has been determined on the U.S. Bass rights, based on the value in use, with a discount factor of 6.5%.

Following Coca-Cola's intention not to renew its German bottlers concession, the German sofdrinks impairment has been determined based on the estimated net selling price of the softdrinks business, being the sales offer of an interested possible buyer.

In a number of plants in Central and Eastern Europe, the useful economic live has been reduced, leading to impairments.

6. PAYROLL AND RELATED BENEFITS

Million euro	2004	2003
Wages and salaries	(1,038)	(906)
Compulsory social security contributions	(217)	(180)
Other personnel cost	(149)	(114)
Contributions to defined contribution plans	(3)	(3)
Increase in liability for defined benefit plans	(95)	(71)
Movement in asset for defined benefit plans	(2)	(27)
	(1,504)	**(1,301)**
Full time equivalents	74,694	38,224

The full time equivalents (FTE's) do not include 6,703 external FTE's in Central & South America, working exclusively for the company.

7. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment losses are included in the following line items in the income statement in 2004:

Million euro	Depreciation and impairment losses on Property, Plant and Equipment	Amortization and impairment losses on Intangible assets other than goodwill	Amortization and impairment losses on goodwill
Cost of sales	(454)	(2)	-
Distribution expenses	(35)	-	-
Sales and marketing expenses	(83)	(32)	-
Administrative expenses	(49)	(15)	-
Other operating income/expenses	-	-	(190)
	(621)	**(49)**	**(190)**

8. NET FINANCING COSTS

Million euro	2004	2003
Interest income	78	45
Interest expense	(274)	(152)
Dividend income, non-consolidated companies	6	4
Net foreign exchange gains/(losses)	30	(21)
Net revaluation to fair value of derivatives	28	-
Net gains/(losses) on sale of financial assets	(4)	1
Net hyperinflation gains/(losses)	-	3
Other, including bank fees	(36)	(11)
	(172)	**(131)**

9. INCOME TAX EXPENSE

Million euro	2004	2003
RECOGNIZED IN THE INCOME STATEMENT		
Current tax expense		
Current year	(351)	(131)
Over/(under) provided in prior years	2	8
	(349)	**(123)**
Deferred tax (expense)/income		
Over/(under) provided in previous years	15	4
Origination and reversal of temporary differences	111	(55)
Utilization of prior years' losses	(46)	(16)
Deferred tax on current year's losses	6	5
	86	**(62)**
Total income tax expense in income statement	**(263)**	**(185)**
Profit before tax	1,161	743
Deduct income from associates	(23)	(35)
Profit before tax and before income from associates	**1,138**	**708**
Effective tax rate	**23.1%**	**26.1%**
RECONCILIATION OF EFFECTIVE TAX RATE		
Profit before tax and income from associates	**1,138**	**708**
Adjustments on taxable basis		
Non-deductible amortization of goodwill and intangibles	192	89
Expenses not deductible for tax purposes	279	81
Non-taxable dividends from investments in non-group companies	(4)	(4)
Non-taxable financial and other income	(35)	(21)
	1,570	**853**
Aggregated weighted tax rate	**27.9%**	**32.1%**
Tax at aggregated weighted tax rate	(438)	(274)
Adjustments on tax expenses		
Recognition/(utilization) of tax losses not previously recognized	3	-
Over/(under) provided in prior years	17	12
Tax savings from tax credits	91	1
Tax savings from special tax status	76	94
Change in tax rate	(1)	(4)
Other tax adjustments, mainly withholding tax	(11)	(14)
	(263)	**(185)**
DEFERRED TAX INCOME/(EXPENSE) RECOGNIZED DIRECTLY IN EQUITY		
Change in accounting policy	-	-
Recognition of changes in fair values of identifiable assets and liabilities of companies acquired in the previous year (recognized in goodwill)	1	27
On effective portion of changes in fair value of cash flow hedges	-	-

Income taxes (current and deferred) are (263)m euro in 2004 or 23.1% of the profit before taxes less income from associated companies, compared to (185)m euro in 2003, or 26.1%. Excluding non-recurring items, the effective tax rate is 25.1%.

10. CHANGES IN ACCOUNTING POLICY – CHANGE IN CONSOLIDATION METHOD FOR JOINTLY CONTROLLED ENTITIES

Up to 31 December 2003, jointly controlled entities have been included in the financial statements, using the equity method.

As from 2004 on, InBev decided to use the proportionate consolidation method, to better reflect the substance and the economic reality of the jointly controlled entities currently in the consolidation scope. This change in consolidation method results in the financial statements providing more reliable and more relevant information.

The effect of this change in consolidation method will be shown in each note to the financial statements (where applicable) in the line "Change in accounting policy". The most material jointly controlled entity of the InBev Group is Quilmes SA, reflected in the notes as part of "acquisitions through business combinations", being part of the AmBev Group.

11. PROPERTY, PLANT AND EQUIPMENT

Million euro	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost					
Balance at end of previous year	1,942	4,310	1,298	166	7,716
Change in accounting policy	51	32	8	-	91
Effect of movements in foreign exchange	(30)	(131)	(19)	(13)	(193)
Acquisitions through business combinations	947	2,562	597	87	4,193
Expenditures	36	271	133	372	812
Transfer to other asset categories	35	167	37	(255)	(16)
Disposals	(72)	(153)	(92)	(5)	(322)
Disposals through business combinations	(3)	(5)	(1)	-	(9)
Other movements	1	(3)	2	(1)	(1)
Balance at end of year	**2,907**	**7,050**	**1,963**	**351**	**12,271**
Depreciation and impairment losses					
Balance at end of previous year	(809)	(2,644)	(921)	-	(4,374)
Change in accounting policy	(19)	(26)	(6)	-	(51)
Effect of movements in foreign exchange	10	73	12	-	95
Acquisitions through business combinations	(308)	(1,459)	(384)	-	(2,151)
Depreciation	(86)	(396)	(139)	-	(621)
Impairment losses	(22)	(79)	(1)	-	(102)
Reversal of impairment losses	-	1	-	-	1
Transfer to other asset categories	-	(3)	6	-	3
Disposals	27	119	72	-	218
Disposals through business combinations	1	3	1	-	5
Other movements	1	4	(1)	-	4
Balance at end of year	**(1,205)**	**(4,407)**	**(1,361)**	**-**	**(6,973)**
Carrying amount					
at 1 January 2004	**1,133**	**1,666**	**377**	**166**	**3,342**
at 31 December 2004	**1,702**	**2,643**	**602**	**351**	**5,298**

There is no property, plant and equipment subject to restrictions on title. Property, plant and equipment pledged as security for liabilities amount to 48m euro.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The net carrying amount of leased land and buildings was 12.3m euro (2003: 13.1m euro) and leased plant and equipment was 6.7m euro (2003: 5.6m euro).

12. GOODWILL

Million euro	
Acquisition cost	
Balance at end of previous year	4,224
Effect of movements in foreign exchange	(236)
Acquisitions through business combinations	4,202
Adjustments arising from subsequent identification or changes in value of identifiable assets and liabilities	3
Balance at end of year	**8,193**
Amortization and impairment losses	
Balance at end of previous year	(480)
Effect of movements in foreign exchange	7
Acquisitions through business combinations	(45)
Amortization	(190)
Impairment losses	(26)
Balance at end of year	**(734)**
Carrying amount	
At 1 January 2004	**3,744**
At 31 December 2004	**7,459**

Due to the complexity of the acquired businesses, the fair values of the identifiable assets and liabilities of the Lion Goup, AmBev, Zhejiang Shiliang, Spaten-Franziskaner, Dinkelacker-Schwaben Bräu and Hunan Debier are still provisional as of 31 December 2004, and are subject to possible revisions during 2005.

13. INTANGIBLE ASSETS OTHER THAN GOODWILL

Million euro	Intangible assets	Advance payments and intangible assets under development	Total
Acquisition cost			
Balance at end of previous year	415	4	419
Effect of movements in foreign exchange	(11)	-	(11)
Acquisitions through business combinations	99	-	99
Expenditures	42	6	48
Disposals	(17)	-	(17)
Transfers to other categories	21	(8)	13
Balance at end of year	**549**	**2**	**551**
Amortization and impairment losses			
Balance at end of previous year	(191)	-	(191)
Effect of movements in foreign exchange	4	-	4
Acquisitions through business combinations	(55)	-	(55)
Amortization	(49)	-	(49)
Impairment losses	(28)	-	(28)
Disposals	14	-	14
Balance at end of year	**(305)**	**-**	**(305)**
Carrying value			
at 1 January 2004	**224**	**4**	**228**
at 31 December 2004	**244**	**2**	**246**

14. INVESTMENTS IN ASSOCIATES

As at 31 December 2004, the company has no significant investment in associates.

On 24 May 2004, InBev and Fomento Economico Mexicana SA de CV ("FEMSA") announced the unwinding of their U.S. and Mexican cross shareholdings. The transaction was completed on 31 August 2004. The pre-tax gain of the sale amounting to 488m euro is reflected in the 2004 income statement in the line "non-recurring items".

15. INVESTMENT SECURITIES

Million euro	2004	2003
Non-current investments		
Equity securities available for sale	190	240
Debt securities held to maturity	19	7
Debt securities available for sale	65	-
	274	**247**
Current investments		
Debt securities held to maturity	1	-
Debt securities available for sale	1	-
	2	-

Non-current equity securities available for sale include mainly InBev's stake in Pivovarna Union (Slovenia) for 73.7m euro, the Damm Group (Spain) for 85m euro and Guangzhou Zhujiang Brewery (China) for 16m euro. In 2004, an impairment loss on Pivovarna Union of (3.3)m euro has been recognized in the income statement, under "net financing costs", to adjust the carrying amount of Pivovarna Union to its net selling price (refer to note 31 on subsequent events).

16. DEFERRED TAX ASSETS AND LIABILITIES

RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

	Assets		Liabilities		Net	
Million euro	2004	2003	2004	2003	2004	2003
Property, plant and equipment	25	29	(494)	(257)	(469)	(228)
Intangible assets	126	10	(27)	(48)	99	(38)
Other investments	73	1	(26)	(32)	47	(31)
Inventories	6	2	(4)	(5)	2	(3)
Interest-bearing loans and borrowings	43	11	(3)	(1)	40	10
Employee benefits	73	60	(11)	(2)	62	58
Provisions	151	30	(10)	(10)	141	20
Other items	116	30	(3)	(3)	113	27
Tax value of loss carry forwards	394	103	-	-	394	103
Gross tax assets/(liabilities)	**1,007**	**276**	**(578)**	**(358)**	**429**	**(82)**
Set off of tax	(264)	(107)	264	107	-	-
Net tax assets/(liabilities)	**743**	**169**	**(314)**	**(251)**	**429**	**(82)**

The movement in the net deferred tax balance sheet position compared to 2003 is mainly explained by scope changes.

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX LIABILITY IS RECOGNIZED

On 31 December 2004, a deferred tax liability of 26m euro (2003: 4m euro) relating to investments in subsidiaries has not been recognized, because management believes that this liability will not be incurred in the foreseeable future.

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNIZED

Tax losses carried forward on which no deferred tax asset is recognized amount to 434m euro (2003: 170m euro). Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which the benefits can be utilized. The increase compared to 2003 is mainly explained by scope changes.

17. INVENTORIES

Million euro	2004	2003
Prepayments	43	16
Raw materials and consumables	457	200
Work in progress	80	70
Finished goods	191	115
Goods purchased for resale	76	59
	847	**460**
Inventories other than work in progress		
Inventories stated at net realizable value	13	1
Carrying amount of inventories subject to retention of title clauses	5	6

The cost of inventories recognized as an expense in 2004, amounted to 2,794m euro, included in cost of sales.

18. TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million euro	2004	2003
Trade receivables	55	34
Cash guarantees	16	19
Other receivables	479	271
	550	**324**

The option to buy as of 2006 a 5% additional stake in our Korean affiliate, Oriental Breweries, is included in the other receivables, for an amount of 21.9m euro. Under IFRS, this option is considered as a derivative. Nevertheless, this option is recorded at cost, because no quoted market price in an active market is available and because other methods of estimating the fair market value are dependent on the application of benchmark criteria and multipliers which can make the change in value so big that their usefulness for accounting purposes is highly questionable.

CURRENT TRADE AND OTHER RECEIVABLES

Million euro	2004	2003
Trade receivables	1,500	1,171
Interest receivable	19	15
Tax receivable, other than income tax	136	32
Derivative financial instruments with positive fair values	31	20
Other receivables	291	271
	1,977	**1,509**

19. CASH AND CASH EQUIVALENTS

Million euro	2004	2003
Short term bank deposits	731	75
Bank current accounts	241	367
Cash	4	3
Cash and cash equivalents	**976**	**445**
Bank overdrafts	**(100)**	**(85)**
	876	**360**

Short term bank deposits increase by 656m euro, due to the cash position resulting out of the sale of Femsa, the inclusion of AmBev Brazil (239m euro), Quinsa (27m euro) and the Apatinska Pivara Apatin cash (88m euro), put in deposit, which was on bank current accounts in 2003.

It is not the company's policy to hold such amounts deposited in unrated banks, as is currently done in Apatinska Pivara Apatin, the Serbian subsidiary acquired in October 2003. The highest credit rating for a Serbian bank is the rating of Serbia as a country. Appropriate measures to regularize the Serbian bank and deposit accounts to normal balances are still in process.

20. CAPITAL AND RESERVES

RECONCILIATION OF MOVEMENTS IN CAPITAL AND RESERVES

Million euro	Issued capital	Share premium	Treasury shares	Translation reserves	Hedging reserves	Retained earnings	Total
As per 1 January 2003	**333**	**3,212**	**(6)**	**122**	**(8)**	**1,041**	**4,694**
Recognized gains and losses	-	-	-	(342)	2	505	165
Shares issued	-	3	-	-	-	-	3
Dividends to shareholders	-	-	-	-	-	(142)	(142)
As per 31 December 2003	**333**	**3,215**	**(6)**	**(220)**	**(6)**	**1,404**	**4,720**
Recognized gains and losses	-	-	-	(106)	(14)	719	599
Shares issued	111	3,256	-	-	-	-	3,367
Dividends to shareholders	-	-	-	-	-	(156)	(156)
As per 31 December 2004	**444**	**6,471**	**(6)**	**(326)**	**(20)**	**1,967**	**8,530**

SHARE CAPITAL AND SHARE PREMIUM

Million shares	2004	2003
On issue at 1 January	432.0	431.6
Issued for cash	144.1	0.4
On issue at 31 December	**576.1**	**432.0**

The authorized share capital comprises 17,256,887 ordinary shares, for an amount of 13.3m euro, of which nothing is already issued. The shares have no par value. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings of the company.

Warrants

On 31 December 2004, 7,511 warrants for an aggregate of 3,004,400 shares were outstanding at a weighted average exercise price of 3.24 euro per share. Of these warrants, 6,229 for an aggregate of 2,491,600 shares, and a weighted average exercise price of 2.92 euro per share, are kept in auto control and will never be exercised. The issuances must be within the authorized capital and must satisfy the conditions for limitation or cancellation of shareholders' preferential rights.

Dividends

On 1 March 2005, a dividend of 225m euro, or 0.39 euro per share, is proposed by the board of directors. The dividend has not been recorded in the 2004 financial statements.

Translation reserves

The translation reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign entities, as well as from the translation of liabilities and the fair value adjustment of derivative financial instruments that effectively hedge the company's net investment in foreign subsidiaries.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges where the hedged transaction has not yet occurred.

21. EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 719m euro (2003: net profit of 505m euro) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Million shares	2004	2003
Issued ordinary shares at 1 January	432.0	431.6
Effect of shares issued	48.3	0.1
Weighted average number of ordinary shares at 31 December	**480.3**	**431.7**

DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share is based on net profit attributable to ordinary shareholders of 719m euro (2003: 505m euro) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (DILUTED)

Million shares	2004	2003
Weighted average number of ordinary shares at 31 December	480.3	431.7
Effect of share option on issue	2.4	2.1
Weighted average number of ordinary shares (diluted) at 31 December	**482.7**	**433.8**

EARNINGS PER SHARE BEFORE GOODWILL AND NON-RECURRING ITEMS

The calculation of earnings per share before goodwill and non-recurring items is as follows:

NET PROFIT BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS, ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Million euro	2004	2003
Net profit attributable to ordinary shareholders	719	505
Goodwill amortization	190	120
Non-recurring items, after taxes, attributable to ordinary shareholders	(98)	-
Net profit before goodwill amortization and non-recurring items, attributable to ordinary shareholders	**811**	**625**

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Million shares	2004	2003
Issued ordinary shares at 1 January	432.0	431.6
Effect of shares issued	48.3	0.1
Weighted average number of ordinary shares at 31 December	**480.3**	**431.7**

DILUTED EARNINGS PER SHARE BEFORE GOODWILL AND NON-RECURRING ITEMS

The calculation of diluted earnings per share before goodwill and non-recurring items is as follows:

NET PROFIT BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS, ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Million euro	2004	2003
Net profit attributable to ordinary shareholders	719	505
Goodwill amortization	190	120
Non-recurring items, after taxes, attributable to ordinary shareholders	(98)	-
Net profit before goodwill amortization and non-recurring items, attributable to ordinary shareholders	**811**	**625**

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (DILUTED)

Million shares	2004	2003
Weighted average number of ordinary shares at 31 December	480.3	431.7
Effect of share option on issue	2.4	2.1
Weighted average number of ordinary shares (diluted) at 31 December	**482.7**	**433.8**

EARNINGS PER SHARE BEFORE GOODWILL

The calculation of earnings per share before goodwill is as follows:

NET PROFIT BEFORE GOODWILL AMORTIZATION AND IMPAIRMENT, ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Million euro	2004	2003
Net profit attributable to ordinary shareholders	719	505
Goodwill amortization	190	120
Goodwill impairment	26	-
Net profit before goodwill amortization and impairment, attributable to ordinary shareholders	**935**	**625**

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Million shares	2004	2003
Issued ordinary shares at 1 January	432.0	431.6
Effect of shares issued	48.3	0.1
Weighted average number of ordinary shares at 31 December	**480.3**	**431.7**

22. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign currency risk, refer to note 26.

NON-CURRENT LIABILITIES

Million euro	2004	2003
Secured bank loans	87	1
Unsecured bank loans	171	1,192
Unsecured bond issues	1,800	989
Unsecured other loans	150	8
Finance lease liabilities	9	10
	2,217	**2,200**

CURRENT LIABILITIES

Million euro	2004	2003
Secured bank loans	51	2
Unsecured bank loans	1,941	574
Unsecured bond issues	34	-
Unsecured other loans	26	6
Unsecured bank facilities	18	23
Finance lease liabilities	4	7
	2,074	**612**

TERMS AND DEBT REPAYMENT SCHEDULE

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Secured bank loans	138	51	55	32	-
Unsecured bank loans	2,112	1,941	54	80	37
Unsecured bond issues	1,834	34	49	262	1,489
Unsecured other loans	176	26	8	6	136
Unsecured bank facilities	18	18	-	-	-
Finance lease liabilities	13	4	2	3	4
	4,291	**2,074**	**168**	**383**	**1,666**

FINANCE LEASE LIABILITIES

Million euro	Payments 2004	Interest 2004	Principal 2004	Payments 2003	Interest 2003	Principal 2003
Less than one year	4	-	4	7	-	7
Between one and five years	6	1	5	7	1	6
More than five years	5	1	4	5	1	4
	15	**2**	**13**	**19**	**2**	**17**

23. EMPLOYEE BENEFITS

InBev maintains retirement, post-retirement medical and long-term benefit plans in several countries in which the group operates. These benefits are all accounted for under IAS 19 and are treated as post-employment and long-term benefit plans. On 31 December 2004 the group's net liability for post-employment and long-term benefit plans amounted to 332m euro.

Million euro	2004	2003
Present value of funded obligations	(1,839)	(1,485)
Fair value of plan assets	1,514	1,094
Present value of net obligations for funded plans	**(325)**	**(391)**
Present value of unfunded obligations	(344)	(254)
Present value of net obligations	**(669)**	**(645)**
Unrecognized actuarial gains	(1)	(4)
Unrecognized actuarial losses	387	360
Unrecognized past service cost	12	20
Unrecognized asset	(61)	-
Net asset/(liability) recognized in the balance sheet	**(332)**	**(269)**
Liability recognized in the balance sheet	**(371)**	**(300)**
Asset recognized in the balance sheet	**39**	**31**

The actual return on plan assets in 2004 and 2003 was 127m euro and 136m euro respectively.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, InBev companies pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group companies have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2004, the defined contribution expenses for the group amounted to 3m euro.

DEFINED BENEFIT PLANS

The company makes contributions to 58 defined benefit plans of which 44 are retirement plans in the form of final pay programs and 14 are medical cost plans. The retirement plans have been established in accordance with applicable legal requirements and common practice in each country. Most plans provide benefits related to pay and years of service. The German, French, Russian, Luxemburg and part of the Korean plans are unfunded. The assets of the other plans are held in legally separate funds set up following the local statutory requirements. The medical cost plans in Canada, U.S.A., Belgium and Brazil provide medical benefits to former employees after retirement.

The total employee benefits expense for 2004 for the group amounted to 97m euro.

The plan assets do not include ordinary shares issued by the company or any property of the company.

The present value of funded obligations includes a 80m euro liability related to two medical plans, for which the benefits are provided through the Fundação Antônio Helena Zerrener ("FAHZ"). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of AmBev. On 31 December 2004, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. As a result, the impact on the net liability recognized in the balance sheet is nil.

MOVEMENTS IN THE NET LIABILITY RECOGNIZED IN THE BALANCE SHEET

Million euro	2004	2003
Net asset/(liability) at 1 January	**(269)**	**(297)**
Scope changes	(61)	(8)
Contributions paid	91	132
Expense recognized in the income statement	(97)	(98)
Exchange difference	4	2
Net asset/(liability) at 31 December	**(332)**	**(269)**

EXPENSE RECOGNIZED IN THE INCOME STATEMENT

Million euro	2004	2003
Current service costs	(49)	(46)
Interest on obligation	(106)	(94)
Expected return on plan assets	92	71
Recognized past service cost	(10)	(14)
Actuarial gains/(losses)	(14)	(12)
Gains/(losses) on settlements or curtailments	(4)	(3)
Effect of asset limitation	(6)	-
	(97)	**(98)**

Employee benefit expense is included in the following line items in the income statement:

Million euro	2004	2003
Cost of sales	(22)	(29)
Distribution expenses	(18)	(21)
Sales and marketing expenses	(16)	(17)
Administrative expenses	(37)	(32)
Other operating income/(expenses)	5	1
Non-recurring items	(9)	-
	(97)	**(98)**

LIABILITY FOR DEFINED BENEFIT OBLIGATIONS

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2004	2003
Discount rate at 31 December	5.9%	5.7%
Expected return on plan assets at 31 December	8.3%	7.5%
Future salary increases	3.4%	3.0%
Future pension increases	1.4%	1.0%
Medical cost trend rate	10.8% p.a., reducing to 5.5% and 4% for dental claims	10% p.a., reducing to 5% and 4% for dental claims

The average assumptions increased over 2004. This is due to the inclusion of the defined benefit plans for AmBev in Brazil where interest rates and inflation rates are higher than in the other countries in which InBev has plans.

EQUITY COMPENSATION BENEFITS

In 1999 the company established a long-term incentive program for key management employees. Under this program, subscription rights can be offered for free to key management employees and secondarily to directors. Each subscription right entitles the holder to subscribe for one new ordinary share of InBev SA, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of ten years, and vest over a three-year period. The issues of rights are in accordance with the interest of the company and its shareholders, since they aim to motivate the management with a view to the development of the activities of the company in the long run.

Million options	2004	2003
Options outstanding at 1 January	9.9	9.5
Options issued during the year	3.4	0.7
Options exercised during the year	(1.8)	(0.2)
Options cancelled during the year	(0.1)	(0.1)
Options outstanding at 31 December	**11.4**	**9.9**

Of the 11.4m outstanding options, 3.9m options are vested at 31 December 2004. The weighted average exercise price of options outstanding is 23.42 euro per share (2003: 21.70 euro per share). During 2004, 3.4m options were issued at an exercise price of 23.02 euro.

Options exercised during 2004:

Exercise date	Exercise price	Number of options (in millions)
9 June 2004	14.23	0.3
9 June 2004	11.65	0.8
1 October 2004	14.23	0.1
1 October 2004	11.65	0.2
1 October 2004	21.83	0.1
23 November 2004	14.23	0.1
23 November 2004	11.65	0.2
		1.8

In addition to the InBev long term incentive program, share based programs are in place at AmBev and at Sun Interbrew.

AmBev has a stock ownership plan designed to attract and retain the services of qualified directors, executives and employees. Both common and preferred shares may be granted in the plan. As of 31 December 2004, the plan had outstanding and exercisable rights to acquire 522,358,584 shares of AmBev. The plan is administered by a committee, which includes non-management members of the board of directors of AmBev. This committee periodically creates programs under the stock ownership plan, defining the terms and employees to be included , and establishes the price of the rights to acquire shares.

When shares are acquired by the employee, AmBev issues new shares or transfers treasury shares to the option holder. When the grantee leaves the company (other than upon retirement), the rights to acquire shares are forfeited. If an employee decides to sell shares acquired under the plan or an employee leaves the company, AmBev has the right to buy such shares at a price equal to:

- the inflation indexed price paid by such employee, if the employee sells the shares during the first 30 months after shares are acquired by the employee;

- 50% of the inflation indexed price paid, plus 50% of the prevailing market price, if the employee sells the shares after the first 30 months but before the 60th month after shares are acquired by the employee; or

- the market price, if the employee sells the shares more than 60 months after the shares are acquired by the employee.

Sun Interbrew installed a stock option plan to align the interests of the company's stockholders and the participants under the plan by increasing the proprietary interest of the participants in the company's growth and success, and to advance the interests of the company by retaining key members of the company's management team. As of 31 December 2004, the plan had outstanding 868,365 options to acquire shares of Sun Interbrew.

24. PROVISIONS

Million euro	Restructuring	Disputes	Other	Total
Balance at end of previous year	141	13	133	287
Effect of movements in foreign exchange	-	(6)	(1)	(7)
Changes in scope	6	343	11	360
Provisions made	10	23	10	43
Provisions used	(60)	(16)	(12)	(88)
Provisions reversed	(4)	(2)	(9)	(15)
Other movements	(2)	3	2	3
Balance at end of year	**91**	**358**	**134**	**583**
Non-current balance at end of year	42	354	105	501
Current balance at end of year	49	4	29	82
	91	**358**	**134**	**583**

Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

25. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million euro	2004	2003
Trade payables	2	-
Cash guarantees	6	7
Other payables	393	33
	401	**40**

The other payables include 245m euro payable to the former shareholders of Gabriel Sedlmayr Spaten-Franziskaner Bräu KgaA upon exercise of their put option on the 12.8% stake in the enlarged share capital of Interbrew Deutschland holding GmbH.

CURRENT TRADE AND OTHER PAYABLES

Million euro	2004	2003
Trade payables	1,223	702
Payroll and social security payables	344	201
Tax payable, other than income tax	611	366
Interest payable	71	25
Consigned packaging	277	241
Cash guarantees	13	2
Derivative financial instruments with negative fair values	222	102
Dividends payable	9	2
Other payables	514	315
	3,284	**1,956**

26. FINANCIAL INSTRUMENTS

TERMS, CONDITIONS AND ACCOUNTING POLICIES

Exposure to foreign currency, interest rate, commodity prices and credit risk arises in the normal course of the group's business. The group's focus is to understand each of these risks in particular as well as on an interconnected basis, and to define strategies to mitigate the economic impact on the group's performance.

Some of the strategies defined to mitigate these risks include the usage of derivative financial instruments. Derivatives are instruments, the value of which is derived from one or more underlying assets, reference prices or indices. Derivatives create rights and obligations that, fully or partly, transfer one or more of the financial risks underlying the primary financial instruments between the contract parties involved.

Derivatives used by the group mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, forward rate agreements, collars, cross currency interest rate swaps, aluminum swaps, exchange traded sugar futures and exchange traded wheat futures. The group's policy prohibits the use of derivatives in the context of trading. Derivatives that are economic hedges but that do not qualify for hedge accounting, however, are accounted for as trading instruments.

The following table indicates the remaining maturity of the derivative financial instruments outstanding on 31 December 2004. The amounts included in this table are the notional amounts.

Million euro Derivatives	< 1 year	1-5 years	> 5 years
Foreign currency			
Forward exchange contracts	361	-	-
Foreign currency futures	404	196	-
Interest rate			
Interest rate swaps	318	792	-
Cross currency interest rate swaps	561	517	556
Options (collars)	10	15	-
Commodities			
Aluminum swaps	4	-	-
Sugar futures	17	-	-
Wheat futures	1	-	-

FOREIGN CURRENCY RISK

The group incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and inter-company interests that are denominated in a currency other than the functional currency of the entity of the group. The currencies giving rise to this risk are primarily Brazilian real, Canadian dollar, pound sterling and US dollar.

The main derivative financial instruments used to cover foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps (CCIRS).

As far as foreign currency risk on borrowings is concerned, it is the group's policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place.

As far as foreign currency risk on net transactional exposures is concerned, the group's policy is the following: operational transactions which are reasonably expected (such as cost of goods sold and selling, general & administrative expenses) are hedged for a maximum of 12 months; operational transactions which are 100% certain (such as capital expenditure) are hedged with no limit in time; dividends are hedged as soon as they are declared but conversion to weak currencies is avoided and other non recurrent transactions (such as acquisitions and disposals) are hedged as soon as they become certain.

Cash flow hedges

When all conditions are met, cash flow hedge accounting is applied for hedges of non-balance sheet items. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. On these cash flow hedges, a gain of 0.9m euro was posted through equity as per 31 December 2004.

The table below provides an indication of the group's net transactional foreign currency positions on 31 December 2004 for the material currency pairs. The open positions are the result of the application of the group's policy.

Million euro	Total Exposure	Derivatives	Open position
US dollar/euro	73	73	-
Pound sterling/euro	109	106	3
Canadian dollar/euro	16	16	-
US dollar/Canadian dollar	38	38	-
US dollar/Pound sterling	36	36	-
US dollar/Brazilian real	404	404	-
US dollar/South Korean won	11	11	-

Net investment hedges
The group uses euro/pound sterling cross currency interest rate swaps (nominal amount 180m pound sterling) to hedge the foreign currency exposure of the group's net investment in its UK subsidiary (Nimbuspath). As per 31 December 2004 the hedge of the net investment in Nimbuspath has been determined to be effective and as a result the effective portion of the change in fair value of the CCIRS attributable to the hedged risk (a gain of 4.7m euro) has been recognized in equity.

A description of the foreign currency risk hedging related to the private placements and the US dollar bonds is given below.

INTEREST RATE RISK
The group adopts a dynamic approach regarding interest rate hedging, whereby the target mix between fixed and floating rate debt is reviewed on a yearly basis. The purpose of this policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions and overall business strategy.

Interest rate risk expressed in euro
The group entered into several interest rate swaps, forward rate agreements and collars to hedge the floating interest rate risk on 778m euro of a credit facility agreement with a total amount outstanding on 31 December 2004 of 800m euro.

All derivatives were designated as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 15.2m euro was posted through equity as per 31 December 2004. Due to the repayment of a tranche of the credit facility on 7 October 2004 a loss of 1.2m euro was removed from equity and taken to the income statement.

Interest rate risk expressed in Canadian dollar
The group entered into several interest rate swaps, forward rate agreements and collars to hedge the floating interest rate risk on 435m Canadian dollar of debt at floating interest rate with a total amount outstanding on 31 December 2004 of 800m Canadian dollar.

All derivatives were designated as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 4.8m euro was posted through equity as per 31 December 2004.

A description of the interest rate risk hedging related to the private placements and the US dollar bonds is given below.

PRIVATE PLACEMENT HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK EXPRESSED IN US DOLLAR)
a) Private Placement of 162m US dollar maturing on July 23, 2008
The group entered into three US dollar fixed / Canadian dollar floating cross currency interest rate swaps (nominal amount 162m US dollar) designated as a fair value hedge of the foreign currency and interest rate risk of the 162m US dollar denominated fixed rate debt. These cross currency interest rate swaps expire on 23 July 2008. The fair values of the CCIRS's and the change in fair value of the private placement attributable to changes in foreign exchange rates and risk-free interest rates are both recognized in the income statement.

b) Private Placement of 850m US dollar of which:
- 300m US dollar will expire in 2009;
- 475m US dollar will expire in 2010;
- 75m US dollar will expire in 2013.

The group hedged the foreign currency and interest rate risk of 730m US dollar of the private placement (180m US dollar of tranche 2009, full tranche 2010 and full tranche 2013) by entering into US dollar fixed / euro floating cross currency interest rate swaps for a total amount of 730m US dollar expiring in 2009, 2010 and 2013. The fair values of the CCIRS's and the change in fair value of the private placement attributable to changes in foreign exchange rates and risk-free interest rates are both recognized in the income statement.

Two US dollar fixed / euro fixed CCIRS's (nominal amount 120m US dollar) were designated as cash flow hedges of the US dollar private placement (120m US dollar tranche 2009). The portion of the gain or loss on the CCIRS's that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 15.4m euro was posted through equity as per 31 December 2004.

AMBEV BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK EXPRESSED IN US DOLLAR)

In December 2001 AmBev, which became part of the group in 2004, issued 500m US dollar in foreign securities (Bond 2011). This bond bears interest at 10.7% and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 AmBev issued another 500m US dollar in foreign securities (Bond 2013). This bond bears interest at 8.75% and is repayable semi-annually as from March 2004 with final maturity in September 2013.

AmBev entered into several US dollar fixed / Brazilian real floating cross currency interest rate swaps and exchange traded foreign currency futures to manage and reduce the impact of changes in foreign currency and interest rates on these bonds. Although the hedges are economic hedges, not all conditions were met in 2004 to apply hedge accounting. The impact of fair valuing these derivatives is therefore immediately recognized in the income statement. For 2004, this amounted to a 27.4m euro gain.

COMMODITY RISK

The commodity markets have experienced and will continue to experience price fluctuations. The group therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The group has material exposure to the following commodities: aluminum, cans, corn grits, corn syrup, corrugated, crowns, glass, hops, labels, malt and wheat. On 31 December 2004 the group has the following commodity derivatives outstanding: aluminum swaps, exchange traded sugar futures and exchange traded wheat futures.

When all conditions are met, cash flow hedge accounting is applied. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. On these cash flow hedges, a gain of 3.0m euro was posted through equity as per 31 December 2004.

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to the group in relation to lending, hedging, settlement and other financial activities. The group has a credit policy in place and the exposure to credit risk is monitored.

It is the policy of the group to only enter into contracts with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and the group does not have significant exposure to any single counterparty. The group does not anticipate a credit loss from counterparty non-performance.

The only exception to the policy is the deposit of 89m euro in banks in Serbia, where the banks have no rating and cannot be rated higher than the country rating.

With respect to derivative financial instruments, credit risk exposure amounts to 31m euro. This amount is the total of the positive fair values of derivatives and as such the loss that could result from non-performance of contractual obligations by the group's counterparties.

FAIR VALUE

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values of derivative interest contracts are estimated by discounting expected future cash flows using independent yield curves.

The fair value of forward contracts is calculated as the discounted value of the difference between the contract rate and the current forward rate.

The fair value of these instruments generally reflects the estimated amounts that the group would receive on settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the reporting date, and thereby takes into account the current unrealized gains or losses on open contracts.

The following table indicates the clean fair values of all outstanding derivative financial instruments:

Million euro	Carrying Amount 2004	Fair Value 2004	Carrying Amount 2003	Fair Value 2003
Derivatives				
Forward exchange contracts:				
Assets	15	15	19	19
Liabilities	(4)	(4)	(2)	(2)
Interest rate swaps:				
Assets	-	-	-	-
Liabilities	(22)	(22)	(24)	(24)
Cross currency interest rate swaps:				
Assets	13	13	2	2
Liabilities	(195)	(195)	(78)	(78)
Options (collars):				
Assets	-	-	-	-
Liabilities	-	-	(1)	(1)
Sugar futures:				
Assets	3	3	-	-
Liabilities	-	-	-	-
Wheat futures:				
Assets	-	-	-	-
Liabilities	(1)	(1)	-	-
Total	**(191)**	**(191)**	**(84)**	**(84)**

The following table indicates the carrying amounts and the clean fair values of the most material interest-bearing financial liabilities:

Million euro	Carrying Amount 2004	Fair Value 2004	Carrying Amount 2003	Fair Value 2003
Interest-bearing financial liabilities				
Fixed rate				
Brazilian real	(106)	(106)	-	-
Canadian dollar	(30)	(30)	(104)	(106)
Euro	-	-	(124)	(124)
South Korean won	(128)	(128)	(86)	(86)
Russian ruble	(175)	(175)	(70)	(69)
US dollar	(1,844)	(1,796)	(820)	(820)
Total	**(2,283)**	**(2,235)**	**(1,204)**	**(1,205)**

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

	2004				
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Interest-bearing financial liabilities					
Floating rate					
Brazilian real	12,15%	171	171	-	-
Canadian dollar	3,27%	569	569	-	-
Euro	2,52%	800	800	-	-
South Korean won	4,30%	41	41	-	-
Ukrainian hryvna	15,88%	31	31	-	-
US dollar	6,49%	239	239	-	-
Total		**1,851**	**1,851**	**-**	**-**
Fixed rate					
Brazilian real	4,90%	106	26	58	22
Canadian dollar	6,07%	30	-	30	-
South Korean won	6,52%	128	43	85	-
Russian ruble	8,91%	175	109	66	-
US dollar	6,57%	1,844	235	456	1,153
Total		**2,283**	**413**	**695**	**1,175**
Other[1]		157			
Overdraft facilities		100			
Total		**4,391**			

	2003				
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Interest-bearing financial liabilities					
Floating rate					
Canadian dollar	3,22%	132	132	-	-
Euro	2,52%	986	986	-	-
Pound sterling	4,19%	135	135	-	-
South Korean won	5,48%	41	41	-	-
Russian ruble	9,72%	56	56		
Ukrainian hryvna	22,70%	29	29	-	-
US dollar	1,61%	192	104	88	-
Total		**1,571**	**1,483**	**88**	**-**
Fixed rate					
Canadian dollar	4,38%	106	31	75	-
Euro	3,11%	124	106	11	7
Pound sterling	6,85%	86	-	86	-
Russian ruble	13,75%	68	-	68	-
US dollar	4,71%	820	1	-	819
Total		**1,204**	**138**	**240**	**826**
Other[1]		37			
Overdraft facilities		85			
Total		**2,897**			

[1] Other interest-bearing financial liabilities include loans and finance lease liabilities in many different currencies at both fixed and floating rate.

Taking into account the impact of foreign currency and interest rate hedging, the effective interest rate and repricing analysis is as follows:

	2004				
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Interest-bearing financial liabilities					
Floating rate					
Brazilian real	16,99%	1,245	1,245	-	-
Canadian dollar	3,27%	437	437	-	-
Euro	2,52%	426	426	-	-
Pound sterling	5,41%	132	132	-	-
South Korean won	4,30%	41	41	-	-
Ukrainian hryvna	15,88%	31	31	-	-
US dollar	6,49%	239	239	-	-
Total		**2,551**	**2,551**	**-**	**-**
Fixed rate					
Brazilian real	4,90%	106	26	58	22
Canadian dollar	4,11%	281	152	129	-
Euro	3,95%	778	160	618	-
Pound sterling	5,08%	88	-	88	-
South Korean won	6,52%	128	43	85	-
Russian ruble	8,91%	175	109	66	-
US dollar	7,50%	27	12	3	12
Total		**1,583**	**502**	**1,047**	**34**
Other[1]		157			
Overdraft facilities		100			
Total		**4,391**			

[1] Other interest-bearing financial liabilities include loans and finance lease liabilities in many different currencies at both fixed and floating rate.

QUINSA OPTION

In January 2003, AmBev acquired from Beverage Associates Corporation ("BAC") 230,920,000 Class A and 26,388,914 Class B shares of Quilmes SA as well as capital stock of QIB, a subsidiary of Quilmes SA. The stock price as of 31 December 2004 of the aforementioned Class A and Class B shares on the Luxemburg stock exchange amounted to respectively 0.42583 euro and 5.6325 euro. As part of the stock purchase agreement, AmBev granted BAC a put option (exercisable in April of each year beginning in April 2003) and BAC granted AmBev a call option (exercisable in April of each year beginning in April 2009) on the remaining 373,520,000 Quilmes SA Class A shares in exchange for newly issued shares of AmBev, total number of which is to be determined using parameters reflecting market conditions of the Quilmes SA and AmBev shares at exercise date, and as a result, no intermediate fair value fluctuations affect the group accounts.

27. OPERATING LEASES

LEASES AS LESSEE

Non-cancelable operating lease rentals are payable as follows:

Million euro	2004	2003
Less than one year	139	102
Between one and five years	467	381
More than five years	220	150
	826	**633**

The company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

The new headquarter office building is financed with an operational lease. The lease rentals payable amount to 14m euro over the next five years.

The company has sublet some of the leased properties. Sublease payments of 76m euro are expected to be received during the following financial year, 275m euro between one and five years, and 147m euro over more than five years.

In 2004, 52m euro was recognized as an expense in the income statement in respect of operating leases (2003: 38m euro).

LEASES AS LESSOR
The company leases out part of its property under operating leases. Non-cancelable operating lease rentals are receivable as follows:

Million euro	2004	2003
Less than one year	41	42
Between one and five years	167	173
More than five years	106	107
	314	**322**

In 2004, 76m euro (2003: 67m euro) was recognized as rental income in the income statement.

28. CAPITAL COMMITMENTS

The company has entered into contracts to purchase property, plant and equipment for 136m euro (2003: 66m euro).

29. CONTINGENCIES

InBev U.S.A. L.L.C., Labatt Brewing Company Limited, and numerous other U.S., Canadian and European beer and alcohol producers have been named in a putative class action lawsuit seeking damages and injunctive relief over alleged marketing of alcoholic beverages to underage consumers. Five lawsuits have been filed in five states to date. Four of those lawsuits have been filed by the same law firm, and are essentially similar in nature. InBev U.S.A. L.L.C. and Labatt Brewing Company Limited are named in one of the five lawsuits. The company will vigorously defend this litigation. It is not possible at this time to estimate the possible loss or range of loss, if any, of this lawsuit.

In the course of December 2004 and January 2005, certain subsidiairies of AmBev have received tax assessments totalling 510m real (aproximately 142m euro), related to corporate Brazilian taxation of income generated outside Brazil. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

30. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS
Loans to directors and executive board management members, amounting to 3.1m euro (2003: 4.6m euro) are included in "other receivables" (refer note 18) of which 1.7m euro are interest-bearing (2003: 2.7m euro).

In addition to salaries, the company also provides non-cash benefits to executive board management members, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, executive board management members retire between the age of 60 and 65 and are entitled to receive annual payments ranging up to 70% of their salary (depending on the length of service in the company) or a corresponding lump sum payment. In the case of early retirement the annual payment is reduced based on actuarial calculations and the terms of the pension plan. Executive board management members also participate in the company's share option program (refer note 23).

Total directors and executive board management remuneration included in "Payroll and related benefits" (refer note 6):

Million euro	2004	2003
Directors	1.4	1.1
Executive board management members	22.3	20.5
	23.7	**21.6**

Directors' payments consist mainly of directors' fees (tantièmes).

RELATED PARTIES
During 2004 the board of directors approved the payment of a fixed fee amounting to 3m euro to a firm in which one of the company's directors is a partner. The fee related to financial advisory services rendered in connection with an acquisition and was accounted for as part of the goodwill arising from that transaction.

Refer also note 34 under "Directors interests" for more details.

TRANSACTIONS WITH ASSOCIATES (REFER NOTE 14)
Associates did not have any material intercompany transactions in 2004 and 2003 and accordingly no significant trade receivables from or payables to associates are outstanding at the balance sheet dates. Transactions with associates are priced on an arm's length basis. Dividends were received from associates for an amount of 1m euro (2003: 54m euro).

31. SUBSEQUENT EVENTS

- On 21 January 2005, InBev informed the board of directors of Sun Interbrew that it intends, following the completion of the transactions with Sun Trade and Alfa-Eco, to make an offer to acquire the then outstanding voting and non-voting shares at 33.41 US dollar per Sun Interbrew share. Sun Interbrew's directors welcomed InBev's intended offer and recommend that it be accepted.

- On 9 February 2005, InBev SA obtained from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, "CVM") the registration of the terms and conditions of the mandatory tender offer ("the MTO") that, pursuant to Brazilian law and further to the closing of the combination with AmBev in August 2004, InBev must launch for the common shares of Companhia de Bebidas das Américas ("AmBev"), that it does not hold directly or indirectly, a total of 3,643,945,408 AmBev shares.

  The MTO includes both a stock-for-stock option and a cash option. AmBev shareholders that elect the stock-for-stock option will receive 13.827166 newly issued and/or already existing ordinary shares of InBev for each lot of 1,000 AmBev common shares tendered. The InBev shares will be entitled to the dividend relating to the 2005 financial year and subsequent financial years and will trade solely on Euronext Brussels. Fractions of InBev shares will be delivered in cash (in Brazilian reals), on the basis of 25.55 euro per InBev ordinary share. AmBev shareholders that elect the cash option will receive an amount in Brazilian reals equivalent to 353.28 euro for each lot of 1,000 AmBev common shares tendered. The MTO started on 14 February 2005 and will end on 29 March 2005.

- On 11 February 2005, InBev announced the sale of its 41.32% stake in Pivovarna Union to Pivovarna Lasko, for a cash consideration of 70.7m euro. As part of the transaction, InBev also agreed to terminate all pending local and international litigations relating to the Union Brewery. In return, InBev received a "withdrawal fee" of 3.5m euro.

32. INBEV COMPANIES

Listed below are the most important InBev companies. A complete list of the company's investments is available at InBev SA, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 336.

LIST OF MOST IMPORTANT COMPANIES, ACCOUNTED FOR BY THE FULL CONSOLIDATION METHOD

NAME AND OFFICE	% OF SHAREHOLDING (ECONOMIC INTEREST)
BELGIUM	
INBEV SA - Grand'Place 1 - 1000 - Bruxelles	Consolidating company
BRASSERIE DE L'ABBAYE DE LEFFE SA - Place de l'Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100
COBREW SA - Brouwerijplein 1 - 3000 - Leuven	100
IMMOBREW N.V. - Industrielaan 21 - 1070 - Brussel	99.89
INTERBREW BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	99.98
BOSNIA-HERZEGOVINA	
UNILINE d.o.o. - Ivana Gundulica b.b. - 88340 - Grude	59
BRAZIL	
CIA DE BEBIDAS DAS AMÉRICAS - AMBEV BRAZIL - Rua Dr. Renato Paes de Barros 1017 - 4° andar (parte), cj. 44 e 42 - Itaim Bibi - Sao Paulo	50.27
BULGARIA	
KAMENITZA AD - Kap. Raitcho Street 95 - Plovdiv	85.12

NAME AND OFFICE	% OF SHAREHOLDING (ECONOMIC INTEREST)
CANADA	
LABATT BREWING COMPANY LIMITED - 207 Queens's Quay West,Suite 299 - M5J 1A7 - Toronto	50.32
CHINA	
HUASHI BREWERY (ZHOUSHAN) COMPANY LIMITED - No.1 Zi Zhu Lin Road, Ding Hai District - Zhoushan City	70
HUBEI JINLONGQUAN BREWERY CO LTD - 89 Chang Ning Street - Jingmen	59.99
HUNAN DEBIER BREWERY CO LTD - No 304 Shao Shan Zhong Lu - Changsha	99.98
LION BREWING GROUP CO LTD - 234 Wu Tian Street - Wenzhou	54.99
NANJING INTERBREW JINLING BREWERY CO. LTD - 408 Long Pan Zhong Lu - Nanjing	80
NINGBO LION BREWERY COMPANY LIMITED - Yinzhou district - 315151 - Ningbo	83.4
ZHEJIANG SHILIANG BREWERY CO. LTD - 159, Qi Xia Dong Road - Cheng Guan - Tiantai County	69.99
ZHEJIANG ZHEDONG BREWERY CO. LTD - Yizhou town, Yinzhou district - Ningbo	70
CROATIA	
ZAGREBACKA PIVOVARA D.D. - Ilica 224 - 10000 - Zagreb	71.91
CZECH REPUBLIC	
INBEV S.R.O. – Nadrazni 84 - CZ - 150 54 - Praha 5	99.57
PIVOVARY STAROPRAMEN A.S. - Nadrazni 84 - CZ - 150 54 - Praha 5	99.57
DOMINICAN REPUBLIC	
EMBODOM - EMBOTELLADORA DOMENICANA CXA - Av. San Martin 279 - Apartado Postal 723 - Santo Domingo	31.67
ECUADOR	
COMPANIA CERVECERA AMBEV ECUADOR - Km 14.5 Via Daule, Av. Las Iguanas – Guayaquil	40.22
FRANCE	
INTERBREW FRANCE SA - Avenue Pierre Brosselette 14 BP 9 – 59280 - Armentières Cédex	100
INBEV FRANCE S.A.S. - 25 Route de Barcelonnette - 05000 - Gap	100
GERMANY	
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	87.18
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	87.18
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	87.18
DINKELACKER-SCHWABEN BRÄU AG - Tübinger Strasse 46 - 70178 - Stuttgart	87.18
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 Wernigerode	87.18
SPATEN-FRANZISKANER BRÄU GmbH - Marssstrasse 46 + 48 - 80335 - München	87.18
INBEV DEUTSCHLAND VERTRIEBS GmbH - Am Deich 18/19 - 28199 - Bremen	87.18
GRAND DUCHY OF LUXEMBURG	
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 Diekirch	94.33
GUATEMALA	
INDUSTRIAS DEL ATLANTICO - 43 Calle 1-10 Clzd. Aguilar Batres - Zona 12 - Edificio Mariposa nivel 4 - 01012 - Zacapa	25.13
HUNGARY	
BORSODI SORGYAR Rt. - Rackoczi UT 81 - 3574 - Böcs	98.47
PERU	
COMPANIA CERVECERA AMBEV PERU SAC - Av. Republica de Panama, 3659 San Isidro - Lima 41 - Lima	50.27
ROMANIA	
INTERBREW EFES BREWERY - 287, Gh. Gr. Cantacuzino str., - 2000 - Ploiesti	50
INTERBREW ROMANIA SA - Str. Siriului nr. 20, et. 4-5, 014354 - Sector 1 - Bucharest	96.58
RUSSIA	
OAO SUN INTERBREW - 28 Moscovskaya Street - Moscow region - 141600 - Klin	73,69
SERBIA AND MONTENEGRO	
APATINSKA PIVARA APATIN - Trg Oslobodjenja 5 - CS-25260 - Apatin	98.99
INDUSTRIJA PIVA I SOKOVA "TREBJESA" A.D. - Njegoseva 18 - 81400 - Niksic	72.7
SLOVAK REPUBLIC	
STAROPRAMEN SLOVAKIA S.R.O. - Trnavska cesta 82 - 821 08 - Bratislava	99.57

NAME AND OFFICE	% OF SHAREHOLDING (ECONOMIC INTEREST)
SOUTH KOREA	
ORIENTAL BREWERY CO. LTD - Hanwon Bldg, #1449-12, Seocho Dong Seocho-Ku - 137-866 - Seoul	95.08
THE NETHERLANDS	
INTERBREW NEDERLAND N.V. - Ceresstraat 13 - 4811 CA - Breda	100
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100
U.S.A.	
LATROBE BREWING COMPANY L.L.C. - 1209 Orange Street - DE 19801 - Wilmington	99.99
INBEV U.S.A. - 101 Merritt 7, P.O. Box 5075 - CT 06856-5075 Norwalk	99.99
UKRAINE	
CJSC CHERNIHIV BEER ENTERPRISE DESNA - 20 Instrumentalnaya Street - 14037 - Chernigiv	70.83
JSC "MYKOLAIV" BREWERY "YANTAR" - 320 Yantarna Street - 54050 - Mykolaiv	74.37
OJSC BREWERY ROGAN - 161 Roganskaya str. - 61172 - Kharkiv	69.98
UNITED KINGDOM	
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100
INTERBREW UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100
INBEV UK - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100
URUGUAY	
CERVECERIA Y MALTERIA PAYSSANDU S.A., Sarandi 690 D esc. 107 – CP 11000 Montevideo	49.41
VENEZUELA	
C.A. CEVECERA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	25.22

LIST OF MOST IMPORTANT COMPANIES ACCOUNTED FOR BY THE PROPORTIONATE METHOD

ARGENTINA	
Cerveceria y Malteria Quilmes SAICA y G - Av. Del Libertador 498, 26th floor - Buenos Aires	24.07

33. JOINTLY CONTROLLED ENTITIES

InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Aggregate amounts of InBev's interest:

Million euro	2004	2003
Non-current assets	688.8	-
Current assets	145.3	-
Non-current liabilities	182.9	-
Current liabilities	151.2	-
Net turnover	139.3	-
Result from operations	29.5	-
Net profit	4.6	-

34. ABBREVIATED NON-CONSOLIDATED ACCOUNTS OF INBEV SA AND MANAGEMENT REPORT

The following documents are extracts of the statutory annual accounts of InBev SA prepared under Belgian GAAP. The management report of the board of directors to the general assembly of shareholders and the annual accounts of InBev SA, as well as the auditors' report, will be filed with the National Bank of Belgium within the statutory periods. These documents are available on request from: InBev SA, Brouwerijplein 1, 3000 Leuven.

Only the consolidated annual financial statements as set forth in the preceding pages present a true and fair view of the financial position and performance of the InBev group.

Since InBev SA is essentially a holding company, which records its investments at acquisition cost in its non-consolidated financial statements, these statements present no more than a limited view of the financial position. For this reason, the board of directors, acting in accordance with article 105 of the company code, deemed it appropriate to publish only an abbreviated version of the

non-consolidated financial statements as at and for the year ended 31 December 2004, namely:
- abbreviated balance sheet;
- abbreviated income statement;
- summary of valuation rules;
- state of capital;
- management report.

The statutory auditor's report is "unqualified" and certifies that the non-consolidated financial statements of InBev SA for the year ended 31 December 2004 give a true and fair view of the financial position and results of InBev SA in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2004	2003
ASSETS		
Fixed assets		
Intangible	11	9
Tangible	18	6
Financial	7,615	4,273
	7,644	**4,288**
Current assets	**1,164**	**1,310**
Total assets	**8,808**	**5,598**
LIABILITIES		
Capital and reserves		
Capital	444	333
Share premium	6,471	3,215
Legal reserve	33	33
Reserves not available for distribution	1	1
Tax-exempt reserves	-	4
Reserves available for distribution	265	260
Profit carried forward	669	927
	7,883	**4,773**
Provisions for liabilities and deferred taxes	**4**	**6**
Creditors		
Amounts payable after more than one year	736	737
Amounts payable within one year, accrued charges and deferred income	185	82
	921	**819**
Total liabilities	**8,808**	**5,598**

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2004	2003
Operating income	208	181
Operating expenses	(333)	(199)
Operating result	**(125)**	**(18)**
Financial result	5	291
Extraordinary result	18	-
Income taxes	-	(1)
Net result for the year available for appropriation	**(102)**	**272**

SUMMARY OF MOST SIGNIFICANT VALUATION RULES

The board of directors made the following decisions in accordance with article 28 of the Royal Decree of 30 January 2001 on implementing the company code:

Tangible and intangible fixed assets
The fixed assets are recorded as an asset in the annual accounts at acquisition value, including the additional costs. The percentages and methods used for the depreciation and amortization are those agreed with the tax authorities. The additional costs are added to the fixed assets they are related to, and are depreciated at the same rate.

Financial fixed assets
The participations, without the additional costs, are recorded as an asset in the annual accounts at acquisition value. Corrections are booked where there is permanent deterioration in the value.

Provision for risks and costs
Provisions are recorded at nominal value.

Foreign currency transactions
Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

STATE OF CAPITAL

CAPITAL	Million euro	Million shares
Issued capital		
At the end of the previous year	332.9	432.0
Changes during the year	111.0	144.1
	443.9	**576.1**
Capital representation		
Shares without par value	443.9	576.1
Registered shares	N/A	391.4
Bearer shares	N/A	184.7

COMMITMENTS TO ISSUE SHARES	Million euro	Million shares
Pursuant to subscription rights		
Number of subscription rights outstanding	N/A	14.5
Amount of capital to subscribe	11.1	N/A
Maximum number of corresponding shares to be issued	N/A	14.5

AUTHORIZED, UNISSUED CAPITAL	Million euro
	13.3

REPORT ON THE USE OF THE AUTHORIZED CAPITAL (AFTER CLOSING OF THE FINANCIAL YEAR 2004)

On 12 August 2004, InBev and Sun Trade (International) Limited, the controlling shareholders of Sun Interbrew Limited, announced that they had reached an agreement (the "Sun Trade Share Purchase Agreement") whereby InBev would acquire Sun Trade's voting and economic interests in Sun Interbrew (being a total of 10,491,176 (Class B) voting and 8,891,601 (Class A) non-voting shares, representing approximately a 37.75% voting interest and a 16.66% economic interest) and, in addition, the existing Shareholders Agreement of 2 April 1999 between Sun Trade and InBev in relation to Sun Interbrew would be terminated (the"Transaction"). On 10 January 2005, InBev and Sun Trade announced that the consideration to be received by Sun Trade under the Sun Trade Share Purchase Agreement would be altered by mutual agreement from a payment solely in new InBev shares to a payment comprising a combination of new InBev shares and cash. The Transaction closed on 31 January 2005.

As a consequence, the acquisition was accomplished by way of (i) the contribution in kind by Sun Trade to the capital of InBev of a portion of Sun Trade's voting and economic interests in Sun Interbrew, against the issuance to Sun Trade of new InBev shares (the "Capital increase"), and of (ii) a cash payment in respect of the balance of Sun Trade's voting and economic interests in Sun Interbrew, based on the InBev average share price in the 25 trading days ending two business days prior to the closing of the Transaction (the "Cash Payment").

Considering the above and pursuant to the authorization given by the General Shareholders' Meeting of 27 August 2004 to the board of directors in order to increase the share capital of InBev by means of the authorized capital, the Board decided on 26 January 2005 to increase the share capital of InBev by way of the issuance of 12,500,001 new ordinary shares of InBev to Sun Trade, as a result of Sun Trade, contributing in kind 6,556,949 Class B (voting) and 5,557,220 Class A (non-voting) shares, being in aggregate 12,114,169 shares of Sun Interbrew, representing approximately a 23.6% voting interest and a 10.4% economic interest in Sun Interbrew.

The new ordinary shares that were issued to Sun Trade are of the same kind and benefit from the same rights and privileges as the ordinary shares of InBev existing at the moment of the Capital increase. They entitle their holder to the dividend relating to the financial year 2005 and to the subsequent financial years.

The new shares have been issued in registered form and are without nominal value.

The contribution of the shares of Sun Interbrew (including the additional control rights over Sun Interbrew that were given to InBev following the termination of the Shareholders Agreement) has been valued at 331,375,026.51 euro, of which 9,625,000.77 euro were recorded as share capital and 321,750,025.74 euro as issuance premium. As consideration for this contribution, InBev has issued 12,500,001 new shares that were subscribed by Sun Trade and represent approximately a 2% interest in InBev. The valuation method applied by the Board in relation to the contribution of the Sun Interbrew shares, consisted of an analysis of the value that InBev received as a result of the transaction compared with the value that InBev contributed globally, both in shares and in cash, in the context of this transaction.

The issue of the shares is in accordance with the interest of the Company and its shareholders, since the Transaction consolidates InBev's position in the highly attractive and fast growing Russian and Ukrainian beer markets.

More details on the interest of the transaction for InBev and on its valuation can be found in the special report of the board of directors dated 26 January 2005, which is available on the Company's website.

SHAREHOLDERS' STRUCTURE

The most recent notification of major shareholdings as per 27 August 2004, indicates that six organisations acting in concert hold 412,589,790 ordinary shares of the company as shown below.

		% of voting rights attached to shares[1]
Stichting Interbrew, stichting administratiekantoor under Dutch law		
Number of shares	321,712,000	55.84 %
Number of subscription rights	0	0 %
	321,712,000	**54.47 %**
Fonds InterbrewBaillet-Latour sprl with a social purpose under Belgian law		
Number of shares	3,370,800	0.58 %
Number of subscription rights	0	0 %
	3,370,800	**0.57 %**
Fonds President Verhelst sprl with a social purpose under Belgian law		
Number of shares	4,494,000	0.78 %
Number of subscription rights	0	0 %
	4,494,000	**0.76 %**
Eugénie Patri Sébastien (EPS) SA under Luxemburg law, affiliated to Stichting Interbrew that it jointly controls with BRC SA under Luxemburg law		
Number of shares	63,394,000	11.00 %
Number of subscription rights	0	0 %
	63,394,000	**10.73 %**
Rayvax Société d'investissements SA under Belgian law		
Number of shares	19,316,000	3.35 %
Number of subscription rights	0	0 %
	19,316,000	**3.27 %**
Sébastien Holding SA under Belgian law, affiliated to Rayvax Société d'Investissements, its parent company		
Number of shares	302,990	0.05 %
Number of subscription rights	0	0 %
	302,990	**0.05 %**
Total		
Number of shares	412,589,790	71.61 %
Number of subscription rights	0	0 %
Total	**412,589,790**	**69.86 %**

[1] Based on the number of shares, respectively subscription rights outstanding on 31 December 2004 (576,117,200, resp. 11,455,701).

SHAREHOLDERS' ARRANGEMENTS

In connection with the combination of Interbrew with AmBev, BRC, EPS (a company which groups a large share of the interests of the Belgian families who founded Interbrew), Rayvax Société d'Investissements (a company holding some of the interests in Interbrew of one of the Interbrew founding families), and the Stichting Interbrew entered into a Shareholders' Agreement (the "Interbrew Shareholders' Agreement"). The Interbrew Shareholders' Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting Interbrew (except for approximately 93 million InBev shares, that will be held by individuals or through EPS or other entities outside the Stichting Interbrew), and addresses, among other things, certain matters relating to the governance and management of the Stichting Interbrew and InBev as well as the transfers of interests in InBev. BRC holds 141,712,000 class B Stichting Interbrew certificates (representing 141,712,000 InBev shares), and EPS holds at least 180,000,000 class A Stichting Interbrew certificates (representing 180,000,000 InBev shares).

Pursuant to the terms of the Interbrew Shareholders' Agreement, BRC and EPS will jointly and equally exercise control over the Stichting Interbrew and the InBev shares held by the Stichting Interbrew. Among other things, BRC and EPS have agreed that the Stichting Interbrew will be managed by an 8-member board of directors and that they each will have the right to appoint 4 directors to the Stichting Interbrew Board. At least 7 of the 8 Stichting Interbrew directors must be present in order to constitute a quorum, and any action to be taken by the Stichting Interbrew Board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least 2 directors appointed by BRC and 2 appointed by EPS. Subject to certain exceptions, all decisions of the Stichting Interbrew with respect to the InBev Shares it will hold, including how the Stichting Interbrew's Shares will be voted at all general and extraordinary shareholder meetings of InBev, will be made by the Stichting Interbrew Board.

The Interbrew Shareholders' Agreement will require the Stichting Interbrew's Board to meet prior to each shareholder meeting of InBev to determine how the Stichting Interbrew's Interbrew Shares will be voted.

The Interbrew Shareholders' Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting Interbrew certificates (and consequently their InBev shares held through the Stichting Interbrew). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting Interbrew certificates (relating to 180,000,000 InBev shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting Interbrew certificates (relating to 141,712,000 InBev shares). In addition, the Interbrew Shareholders' Agreement requires EPS and its permitted transferees under the Interbrew Shareholders' Agreement whose InBev Shares are not held through the Stichting Interbrew to vote their InBev Shares in the same manner as the InBev Shares held by the Stichting Interbrew and to effect any transfers of their InBev Shares in an orderly manner of disposition that does not disrupt the market for the InBev Shares and in accordance with any conditions established by InBev to ensure such orderly disposition. In addition, under the Interbrew Shareholders' Agreement, EPS and BRC agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

The Interbrew Shareholders' Agreement will remain in effect for an initial term of 20 years from the date of the closing. Thereafter, it will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement.

On the other hand, Stichting Interbrew has entered into voting agreements with Fonds Interbrew-Baillet Latour and Fonds Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

MANAGEMENT REPORT ON THE STATUTORY NON-CONSOLIDATED ANNUAL ACCOUNTS OF INBEV SA

The corporate objective of InBev SA is to manage and control the companies of the InBev group.

COMMENTS ON THE STATUTORY ANNUAL ACCOUNTS

COMMENTS ON THE BALANCE SHEET

Intangible and tangible fixed assets

Intangible assets have increased as a result of the purchase of software for the corporate data warehouse. The increase in tangible assets is due to a rise in assets under construction (the interior of the new headquarters and the start-up of the new technical building) and capitalization of IT material. Depreciation has therefore risen accordingly when compared to the previous year.

Financial fixed assets

The increase of the financial fixed assets can mainly be explained by the following transactions:

- Purchase of 256 shares in Brasserie de Luxembourg Mousel Diekirch from third parties;
- Contribution in kind of 3,341,568,960 shares in Ambrew (previously Tinsel Investments) in August;

Receivables due after one year
Other receivables rose by 478m euro as a result of issuing a new intercompany loan to Interbrew International BV.

Receivables due within one year, investments, cash at bank, deferred charges and accrued income
Trade receivables rose by 25m euro due to an increase in the outstanding amounts to be paid by subsidiaries.

During the month of October 2004, InBev repurchased 235,000 own shares on the Euronext Brussels Stock Exchange. The shares were redeemed at the stock price of the day for a total value of 6.3m euro. The purchase of the shares was made in view of their immediate sale to a very limited number of executives of the company for a price reduced by 16.66 % compared to the market price. In this way the company intended to grant a special gratification to said executives having considered their exceptional merit. The redeemed shares have a nominal value of 0.77 euro and therefore represent 180,950 euro of the share capital, which amounted to 443,872,128 euro as of 31 December 2004. At the end of the period, the company still owned 16,306 own shares.

The cash at bank decreased by 647m euro. This decrease is due to the decrease of our current account with Cobrew which is mainly the result of a new long term loan (479m euro) to Interbrew International BV and the lower received dividends compared to 2003 (287m euro). The interest receivable amounts to 12m euro.

Capital and reserves
The net increase in capital and reserves is due to:
- 9 capital increases totaling 111m euro increasing the number of outstanding shares to 576,117,200;
- Share premium account increased by 3,256m euro;
- On 27 August 2004, the combination of Interbrew and AmBev resulted in an increase of shares of 141,712,000, an increase of capital amounting to 109m euro and an increase of share premium of 3,233m euro which are already included in the previously mentioned amounts;
- Result of the year;
- Payment of a dividend.

Amounts payable after more than one year
No material charges have occurred compared to last year in the payables after more than one year.

Amounts payable within one year, accrued charges and deferred income
The increase in amounts payable within one year, accrued charges and deferred income is mainly due to an increase of our commercial papers of 8m euro, trade payables for 49m euro, social charges for 13m euro and an increase of accrued charges of 32m euro.

Financial instruments
The company incurs foreign exchange and interest rate risk (fixed and floating) on outstanding debt in euro and foreign currency. Forex and interest rate derivatives are used to mitigate these risks. The foreign exchange risk on investments in foreign currency is hedged to a limited extent with forex derivatives. With respect to derivative financial instruments, credit risk exposure amounts to 139k euro. This amount is the total of the positive fair values of derivatives and as such the loss that could result from non-performance of contractual obligations by the Group's counterparties.

COMMENTS ON THE INCOME STATEMENT
The result of the year is a loss after taxes of 102m euro, versus a profit after taxes of 272m euro in 2003. The increase in operating income amounting to 27m euro is mainly the result of increased management fees charged to the affiliates. The increase of the operating expenses by 134m euro is mainly due to the increase of consulting fees by 87m euro related to the acquisitions, increased insurance premiums by 7m euro and personnel linked expenses by 25m euro. The decrease of the financial result is due to the lower received dividends from affiliated companies of 287m euro compared to 2003. The disposal of Hops from InBev to Interbrew International BV resulted in a gain of 18m euro.

SUBSEQUENT EVENTS
We refer to note 31 (Subsequent Events) of the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT
In 2004 InBev SA invested 1.3m euro mainly in the area of market research, compared to 0.9m euro in 2003.

DIRECTORS INTERESTS – ARTICLE 523 OF THE COMPANY CODE

Pursuant to the Company Code, whenever the board of directors considers a contract or transaction in which a director has a financial interest, the interested director must abstain from participation in the deliberations and the vote by the board. In addition, the company's independent auditor must be informed that the director has an interest in that contract or transaction.

During 2004, this procedure was applied once. During its meeting of 8 December 2004, the board of directors decided to pay a fixed fee of 3m euro to Compass Advisors LLP for financial advisory services rendered in relation to the negotiation and completion of the Share Purchase Agreement, dated 12 August 2004, as amended and restated as of 10 January 2005, between Sun Trade (International) Limited ("Sun Trade") and the Company and the Share Purchase Agreement, dated 31 December 2004, between Eco Holdings Limited and the Company. Mr. Allan Chapin, being a partner of Compass Advisors LLP, declared his interest and took no part in the decision of the board of directors.

In approving the fee to be paid to Compass Advisors LLP, the board of directors determined that the fee was consistent with fees paid to other financial advisors for matters of similar size and complexity and was fair to the company.

The same procedure was applied with respect to Mr. Allan Chapin, for the reason mentioned at the end of the second paragraph above, in the meeting of the board of directors of 26 January 2005, during which the board decided to issue 12,500,001 new InBev ordinary shares to Sun Trade, in accordance with the Share Purchase Agreement referred to above between Sun Trade and the company.

INFORMATION ON THE AUDITORS' ASSIGNMENTS AND RELATED FEES

Our statutory auditor is KPMG, represented by Erik Helsen, engagement partner.

Base fees for auditing the annual financial statements of InBev and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company's audit committee and board of directors. Worldwide audit and other fees for 2004 in relation to services provided by KPMG amounted to 9,471,355 euro (2003: 8,454,129 euro), which was composed of audit services for the annual financial statements of 4,188,735 euro (2003: 4,031,108 euro), audit related services of 4,163,905 euro (2003: 3,094,369 euro), tax services of 371,333 euro (2003: 192,030 euro) and other services of 747,382 euro (2003: 1,136,622 euro). Audit related services were mainly for financial due diligence work assisting InBev in acquiring or disposing of subsidiaries.

DISCHARGE OF THE DIRECTORS AND THE AUDITOR

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the directors and the auditor in respect of the execution of their mandate during the past fiscal year.

APPROPRIATION OF RESULTS

We propose to pay a gross dividend of 0.39 euro per share, or a total dividend distribution of 225 m euro.

If approved, the net dividend of 0.2925 euro per share will be payable as of 27 April 2005 against delivery of coupon number 5, attached to the company's new bearer shares or a net dividend of 0.3315 euro per share when "VVPR strip" number 5 is additionally attached.

1 March 2005.

KPMG Bedrijfsrevisoren
Bourgetlaan 40
1130 Brussel
België

Tel. +32 2 708 43 00
Fax +32 2 708 43 99
www.kpmg.be

Independent auditor's report

To the Board of Directors and the Shareholders of InBev NV

We have audited the accompanying consolidated balance sheets of InBev NV and its subsidiaries (the 'Group') as of December 31, 2004 and 2003, and the related consolidated income statements, statements of recognised gains and losses and cash flows statements for the years then ended. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the companies of the AmBev subgroup which statements reflect total assets of EUR ('000) 3.589.752 (excluding goodwill of EUR ('000) 2.883.227)and total revenues of EUR ('000) 1.205.306 in the consolidated financial statements, were audited by other auditors whose reports have been furnished to us, and our opinion is based on the reports of the other auditors.

Unqualified audit opinion on the consolidated financial statements

We conducted our audits in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2004 and 2003, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Additional information

The following additional information is provided in order to complete the audit report but does not alter our audit opinion on the consolidated financial statements:

- the consolidated Board of Directors' report contains the information required by law and is in accordance with the consolidated financial statements;
- as indicated in note 1(A), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted by the European Union up to 31 December 2004.

Leuven, 1 March 2005

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Statutory auditor

represented by



E. Helsen

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

Euro per share unless stated otherwise	2004	2003	2002	2001	2000
Cash flow from operations	2.40	2.66	2.42	2.45	2.60
Normalized earnings per share before goodwill[1]	1.69	1.45	1.51	1.44	1.04
Dividend[1]	0.39	0.36	0.33	0.29	0.21
Share price high	29.1	23.2	34.5	37.5	38.1
Share price low	20.3	15.0	19.1	25.5	34.0
Year-end share price	28.5	21.2	22.5	30.75	37.12
Weighted average number of ordinary shares (million shares)	480	432	431	429	335
Fully diluted weighted average number of ordinary shares (million shares)	483	434	435	434	343
Volume of shares traded (million shares)	147	124	113	119	30

SHAREHOLDERS

As at 31 December 2004	Million shares	% of capital
Stichting Interbrew	321.7	55.8
Fonds Interbrew-Baillet Latour	3.4	0.6
Fonds Voorzitter Verhelst	4.5	0.8
Eugénie Patri Sébastien (EPS) SA	63.4	11.0
Rayvax Société d'investissements SA	19.3	3.4
Sébastien Holding SA	0.3	0.1
Market	163.5	28.3
	576.1	**100.0**

INBEV SHARE PRICE EVOLUTION COMPARED TO DOW JONES EURO STOXX 50



40
35
30
25
20
15
10
5
0
Nov-00
Feb-01
May-01
Aug-01
Nov-01
Feb-02
May-02
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
InBev
DJ Euro Stoxx 50

[1] Adjusted for stock splits.

FINANCIAL CALENDAR

Publication of 2004 results	2 March 2005
Annual report	30 March 2005 on www.InBev.com 11 April 2005 in printed version
General shareholders meeting	26 April 2005
Dividend payable	27 April 2005
Half year 2005 volumes & pre-closed statement	14 July 2005
Publication of half year results	8 September 2005
Publication of 9 month trading update	3 November 2005
Full year 2005 volumes & pre-closed statement	13 January 2006
Publication of 2005 results	1 March 2006

INVESTOR RELATIONS CONTACT

Patrick Verelst
Vice President Investor Relations
Brouwerijplein 1
3000 Leuven
Belgium
Tel: +32 16 27 65 41
E-mail: Patrick.verelst@InBev.com

Glossary

Aggregated weighted tax rate
Calculated by applying the statutory tax rate of each country on the profit before tax and any extraordinary items of each entity and by dividing the resulting tax charge by the total profit before tax and extraordinary items of the company.

Cash interest coverage
EBITDA minus gross capex, divided by net interest expenses.

Debt/equity ratio
Net debt divided by capital and reserves.

Diluted EPS before goodwill
Net profit, plus amortization of goodwill, divided by the fully diluted weighted average number of ordinary shares.

EBIT
Profit from operations.

EBITDA
Profit from operations plus depreciation and amortization.

EPS before goodwill
Net profit, plus amortization of goodwill, divided by the weighted average number of ordinary shares.

Fully diluted weighted average number of ordinary shares
Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

Marketing expenses
Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

Net CAPEX
Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

Net turnover
Turnover less excise taxes and discounts.

Normalized diluted earnings per share before goodwill
Diluted EPS before goodwill, adjusted for non-recurring items.

Normalized EBIT
Profit from operations adjusted for non-recurring items.

Normalized EBITDA
Profit from operations adjusted for non-recurring items, plus depreciation and amortization.

Normalized EPS before goodwill
EPS before goodwill, adjusted for non-recurring items.

Normalized net profit
Net profit adjusted for non-recurring items.

Normalized profit from operations
Profit from operations adjusted for non-recurring items.

Normalized return on invested capital (normalized ROIC)
Return on invested capital (ROIC), adjusted for non-recurring items.

Non-recurring items
Items of income or costs which do not occur regularly as part of the normal activities of the company, and which amount to minimum 5m euro before tax.

Pay out ratio
Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by net profit from ordinary activities.

Return on invested capital (ROIC)
Net operating profit after tax, plus income from associates and dividend income from non consolidated companies, divided by the invested capital, prorated for acquisitions done during the year.

Sales expenses
Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

Weighted average number of ordinary shares
Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Contact details

REGISTERED OFFICE

InBev NV/SA
Grand'Place 1
1000 Brussels
Belgium

HEADQUARTERS

InBev NV/SA
Brouwerijplein 1
3000 Leuven
Belgium
Tel: +32 16 27 6111
Fax:+32 16 50 6111

NORTH AMERICA

CANADA
Labatt Breweries of Canada
Labatt House,
Queen's Quay Terminal
207 Queen's Quay West,
Suite 299
P.O. Box 133
Toronto, Ontario M5J 1A7
Tel :+ 1 416 361 5050
Fax :+1 416 361 5200

USA
InBev USA
101 Merritt 7
P.O. Box 5075
Norwalk
Connecticut 06856-5075
Tel : + 1 203 750 6600
Fax :+ 1 203 750 6699

CENTRAL & SOUTH AMERICA

Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros
1017
4 andar
Itaim Bibi
04530-001
São Paulo
Brazil
Tel: +55 11 2122 1414 / 1415
Fax: +55 11 2122 1526

ASIA PACIFIC

AUSTRALIA
Interbrew Export & Licenses - Oceania Representative Office
Suite D, Level 4
140 William Street
East Sydney NSW, 2011
Tel :+61 2 9361 5266
Fax :+61 2 9361 5633

CHINA
Interbrew Management (Shanghai) Co., Ltd.
1115 One Corporate Avenue
222 Hubin Road
Shanghai 200021
Tel:+ 86 21 5382 7878
Fax:+86 21 53829 670

SINGAPORE
Interbrew Export & Licenses Asia Pacific Representative Office
International Building # 11-01
360 Orchard Road
Singapore 238869
Tel : + 65 6738 1742
Fax : + 65 6737 5975

SOUTH KOREA
Oriental Brewery Co., Ltd.
Hanwon Bldg 8F
#1449-12, Seocho-Dong
Seocho-ku, Seoul, 137-070
Tel : + 82 2 2149 5006
Fax :+ 82 2 2149 5380

Contact details

WESTERN EUROPE

BELGIUM
SA Interbrew Belgium NV
Vaartkom 31
3000 Leuven
Tel: +32 16 27 6111
Fax:+32 16 50 6111

FRANCE
Interbrew France S.A.S.
Av. Pierre-Brossolette 14, B.P. 9
59426 Armentières Cedex
Tel : + 33 3 2048 30 30
Fax : + 33 3 2048 31 97

GERMANY
Interbrew Deutschland
Am Deich 18/19
28199 Bremen
Tel :+ 49 421 5094 0
Fax : + 49 421 5094 667

ITALY
Interbrew Italia S.r.l.
Piazza Francesco Buffoni 3
21013 Gallarate (VA)
Tel: + 39 0331 268411
Fax: +39 0331 268505

LUXEMBOURG
Brasserie de Luxembourg Mousel Diekirch S.A.
Rue de la Brasserie 1
9214 Diekirch
Tel : + 352 80 2131 1
Fax : + 352 80 3923

SPAIN
Interbrew Spain
Fructuos Gelabert, 2-4, 8° 2a
Edificio Conata I
08970 Sant Joan Despi
Barcelona
Tel : + 34 93 480 8320
Fax : + 34 93 477 1540

THE NETHERLANDS
Interbrew Nederland N.V.
Ceresstraat 1
Postbus 3212
4800 CA Breda
Tel : + 31 76 525 2424
Fax : + 31 76 525 2505

UNITED KINGDOM
Interbrew UK Ltd.
Porter Tun House
500 Capability Green
Luton Bedfordshire LU1 3LS
Tel : + 44 1582 39 1166
Fax :+ 44 1582 39 7397

CENTRAL & EASTERN EUROPE

BOSNIA-HERZEGOVINA
Uniline d.o.o.
I. Gundulica bb
88 340 Grude
Tel : + 387 39 661 670
Fax : + 387 39 662 700

BULGARIA
Kamenitza AD
1 Business Park Sofia
Building 3, 1st Floor, office 103
Mladost 4
1715 Sofia
Tel : + 359 2 974 03 84
Fax : + 359 2 974 03 85

CROATIA
Zagrebacka Pivovara d.d.
Ilica 224
10000 Zagreb
Tel : + 385 1 39 00 199
Fax : + 385 1 37 74 639

CZECH REPUBLIC
Pivovary Staropramen a.s.
Nádrazní 84
150 54 Praha 5
Tel : + 420 257 191 111
Fax : + 420 257 191 288

HUNGARY
Borsodi Sörgyar Rt.
Rákóczi u. 81
3574 Böcs
Tel : + 36 46 318 133
Fax : + 36 46 318 129

ROMANIA
Interbrew Romania S.A.
20, Siriului St., 014354
Sector 1, Bucharest
Tel : + 40 21 208 0200
Fax : + 40 21 208 0210

RUSSIA
SUN Interbrew
Vorontsovsky Park 6
117630 Moscow
Tel : + 7 095 960 23 60
Fax : + 7 095 960 23 62

SERBIA & MONTENEGRO
Industrija piva i sokova Trebjesa A.D.
Njegoseva 18
81400 Niksic/Montenegro
Tel : + 381 83 242 433
Fax : + 381 83 243 866

SLOVAKIA
Staropramen - Slovakia s.r.o.
Trnavská cesta 82
820 12 Bratislava 2
Tel : + 421 2 555 74 772
Fax : + 421 2 555 74 976

UKRAINE
SUN Interbrew Ukraine
87, Bozhenko Str.
Kiev, 03150
Tel : + 380 44 201 4000
Fax : + 380 44 201 4009

Responsible Editor:
Marianne Amssoms

Project Manager:
Vicky Palmeri

Production Manager:
Clare Richardson

Design:
FOUR IV – London

Production:
EDISON – Leuven

Original English version written by
Kirby Hall

U kan dit rapport in het Nederlands
op onze website consulteren:
www.InBev.com
Vous pouvez consulter ce rapport
en français sur notre site web:
www.InBev.com

InBev NV/SA
Brouwerijplein 1
B-3000 Leuven
Belgium

Tel.: + 32-16 27 61 11
Fax: + 32-16 50 61 11
Internet site: www.InBev.com

Register of Companies: 0.417.497.106


ANTARCTICA


Bass


Hoegaarden
witbier-bière blanche


Leffe


PEPSI


SKOL


Staropramen
PRAGUE